Exhibit 99.1

CRYSTALLEX INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

March 31, 2006

Back to Contents

Back to Contents

SCHEDULE “A” CONSOLIDATED FINANCIAL STATEMENTS	A-1

SCHEDULE “B” MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	B-1

SCHEDULE “C” GLOSSARY OF DEFINED TERMS AND TECHNICAL MINING TERMS AND ABBREVIATIONS	C-1

SCHEDULE "D" MINE OPERATION AGREEMENT AND RELATED DOCUMENTS	D-1

SCHEDULE “E” AUDIT COMMITTE CHARTER.	E-1

SCHEDULE “F” POLICY ON INDEPENDENCE OF DIRECTORS	F-1

Back to Contents

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of Crystallex International Corporation (the “Corporation”) filed with the securities regulatory authorities in certain of the provinces of Canada are incorporated by reference in this Annual Information Form:

(a)	the audited consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and consolidated statements of operations, cash flows and shareholders’ equity of the Corporation for each of the years in the three year period ended December 31, 2005, including the notes thereto and the auditors report thereon (the “Consolidated Financial Statements”);

(b)	management’s discussion and analysis of financial condition and results of operations of the Corporation for the year ended December 31, 2005 (“Management’s Discussion and Analysis”);

(c)	the executive summary of a feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. (“SNC-Lavalin”) and other independent consultants in September 2003 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day (the “20,000 TPD Feasibility Study”);

(d)	the development plan (update to the 20,000 TPD Feasibility Study) completed by SNC-Lavalin and other independent consultants in August 2005 (the “2005 Development Plan”).

     Copies of these documents are available on the SEDAR website at www.sedar.com. Copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are attached to this Annual Information Form as Schedule “A” and Schedule “B,” respectively.

     Any statement contained in a document incorporated by reference in this Annual Information Form (a “prior statement”) shall be deemed to be modified or superseded for purposes of this Annual Information Form to the extent that any statement contained in this Annual Information Form (a “subsequent statement”) modifies or supersedes such statement. A subsequent statement need not state that it has modified or superseded a prior statement. The making of a subsequent statement will not be deemed an admission for any purposes that the prior statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any prior statement so modified or superseded will not constitute part of this Annual Information Form except as so modified or superseded.

FOREIGN CURRENCY AND ACCOUNTING PRINCIPLES

     In this Annual Information Form, unless otherwise specified, all references to “C$” are to Canadian dollars and all references to “US$” or “U.S. dollars” are to United States dollars. The Consolidated Financial Statements are reported in U.S. dollars.

     The following table sets out the rates of exchange for Canadian dollars (“C$”) per U.S. dollar in effect at the end of the periods indicated and the average rates of exchange during such periods based on the noon spot rate quoted by the Bank of Canada:

	Year ended December 31,

	2005	2004	2003

Rate at end of period	C$1.1659	C$1.2036	C$1.2924
Average rate for period	C$1.2116	C$1.3015	C$1.4015

     The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as described in note 21 to the Consolidated Financial Statements, conform in all material respects with accounting principles generally accepted in the United States.

GLOSSARY AND METRIC/IMPERIAL CONVERSION TABLE

     A glossary of certain defined terms and technical mining terms and abbreviations and a metric/imperial conversion table are included in Schedule “C” to this Annual Information Form.

Back to Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” and “Risk Factors” in Management’s Discussion and Analysis. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Annual Information Form, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS

     National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) issued by the Canadian Securities Administrators (the “CSA”) requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, including disclosure of a mineral resource or mineral reserve, concerning a mineral project on a property material to the issuer must be based on material provided by a qualified person or under their supervision (a “Qualified Person”). A Qualified Person for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association. The issuer must disclose the name and the relationship to the issuer of the Qualified Person who prepared or supervised the preparation of the information that forms the basis for the written disclosure.

Back to Contents

CRYSTALLEX

Overview

     Crystallex International Corporation (the “Corporation”) is a corporation continued under the Canada Business Corporations Act. The registered and head office of the Corporation is located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4.

     The Corporation and its subsidiaries (collectively, the “Crystallex Group”) explore for, mine and produce gold, with a primary focus on Venezuela. The Corporation’s principal asset is its interest in the Las Cristinas Project located in Bolivar State, Venezuela. The Corporation’s other assets include the Tomi operations, the Lo Incréible properties (which include the La Victoria deposit), the Revemin mill and the Albino project, all of which are located in Bolivar State, Venezuela.

     The primary focus of the Corporation over the past three years has been the development of the Las Cristinas Project, including:

•	entering into a mine operation agreement dated September 17, 2002, with Corporacíon Venezolana de Guayana (the “CVG”);

•	supervising the preparation of the 20,000 TPD Feasibility Study;

•	completing financing transactions (including a C$115 million common share offering completed in April 2004, a US$100 million debt offering completed in December 2004, a C$10 million short term note financing completed in September 2005 in conjunction with the establishment of a C$60 million equity draw down facility, and a US$31,000,000 private placement completed in February 2006);

•	closing of the Corporation’s outstanding commodity contract obligations of US$14,000,000 million as part of the restructuring (including arranging a new debt facility for the hedge settlement amount and amending an existing debt facility) of its outstanding obligations with Standard Bank PLC;

•	working to acquire the necessary permits (including the submission of an environmental impact study);

•	entering into an Engineering, Procurement and Construction Management Contract (the “EPCM Contract”) with SNC-Lavalin and supervising the engineering, procurement and construction process;

•	supervising the preparation of an updated feasibility study (completed in August 2005 by SNC-Lavalin, MDA and other independent consultants) (the “2005 Development Plan”);

•	completing 98% of detailed engineering and design work and tendering and receiving bids for 95% of capital works and executing purchase orders and contracts for 80% of said works.

     The Corporation had record gold production in 2005 with over 53,000 ounces of gold being produced from the Tomi open-pit and underground mines, the La Victoria open-pit mine and ore purchased from third parties. This represents an 8% increase over 2004. During 2006, the Corporation plans to conduct exploration in the Tomi properties with the aim of finding sufficient open-pit ore to supply the Revemin mill after the depletion of the existing Tomi pits in early 2007. Exploration is also planned for the Lo Incréible properties near El Callao. The diagram below shows the relative locations of the Corporation’s current projects in the Bolivar State, Venezuela.

Back to Contents

Venezuela
Bolivar State
SOUTH AMERICA
N
ATLANTIC OCEAN
RIO ORINOCO
PUERTO ORDAZ
CIUDAD BOLIVAR
LO INCREIBLE (La Victoria)
TOMI
EL CALLAO
REVEMIN MILL
BOLIVAR STATE
VENEZUELA
EL DORADO
SUBSTATION
LAS CLARITAS
KM 88
LAS CRISTINAS
RIO CARONI
IMATACA
SUPAMO (Granite-Gneiss)
PASTORA (Greenstone Belt)
CUCHIVERO
RORAIMA + MAFIC INTRUSIONS
PAVED HIGHWAY
PROJECT LOCATION
TOWN / CITY
SUBSTATION
0
50
100 km

Back to Contents

     Corporate Chart

     The following chart lists the principal subsidiaries of the Corporation and their jurisdictions of incorporation. Except where noted, all subsidiaries are wholly-owned, directly or indirectly, by the Corporation.

Notes:
(1)	The Corporation holds its interest in the Las Cristinas Project directly through its Venezuelan Branch. See “Las Cristinas Project – Mine Operation Agreement.”

(2)	The Corporation holds its interest in the Tomi operations indirectly through Mineras Bonanza, C.A. See “Other Assets – Tomi Operations – Mining.”

(3)	The Corporation holds its interest in the Lo Incréible operations indirectly through Osmin Holdings Limited. See “Other Assets – Lo Incréible Operations – Overview.”

(4)	The Corporation holds its interest in the Revemin mill indirectly through Revemin II, C.A. See “Other Assets– Revemin Mill – Overview.”

Back to Contents

MINERAL RESERVES AND RESOURCES

     The following table summarizes the mineral reserves and resources at the Las Cristinas Project and certain of the Corporation’s other mineral concessions and leases as at December 31, 2005. The mineral reserve and resource estimates have been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and, as set out in the notes below, are based on technical reports prepared by independent experts, or have been prepared by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo., a Qualified Person and VP Exploration of Crystallex International Corporation.

     Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity and to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration. See Schedule “C” for detailed definitions of mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource, inferred mineral resource, and cut-off grade.

	RESERVES
	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold

		(g/t)	(oz)		(g/t)	(oz)		(g/t)	(oz)
	(tonnes and ounces in thousands)

Las Cristinas Project(1)	47,824	1.29	1,984	305,461	1.18	11,610	353,285	1.20	13,594
Tomi operations(2)	—	—	—	88	13.5	38	88	13.5	38
Total	47,824	1.29	1,984	305,549	1.18	11,648	353,373	1.20	13,632

	RESOURCES(4)
	MEASURED			INDICATED			TOTAL
	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold

		(g/t)	(oz)		(g/t)	(oz)		(g/t)	(oz)
	(tonnes and ounces in thousands)

Las Cristinas Project(1)	18,200	1.0	588	129,202	0.8	3,479	147,402	0.9	4,067
Tomi operations(2)	—	—	—	285	2.5	23	285	2.5	23
La Victoria operations(3)				2,511	4.4	359	2,511	4.4	359
Total	18,200	1.0	588	131,998	0.9	3,861	150,198	0.9	4,449

	RESOURCES(4)
	INFERRED
	Tonnes	Grade	Contained Gold

		(g/t)	(oz)
	(tonnes and ounces in thousands)

Las Cristinas Project(5)	163,046	0.87	4,537

Notes:

(1)	The mineral reserves and resources with respect to the Las Cristinas Project are based on estimates prepared by MDA (Steve Ristorcelli, P. Geo. and Scott Hardy, P. Eng., of MDA were the Qualified Persons) as of December 31, 2005. The mineral reserves estimated by MDA are based on a US$400 per ounce gold price and cut-off grades ranging from 0.4 grams of gold per tonne to 0.6 grams of gold per tonne depending on the mineral type. The mineral resources estimated by MDA are based on a cut-off grade of 0.5 grams of gold per tonne. See “Las Cristinas Project – Mineral Reserves” and “ – Additional Mineral Resources.”

Back to Contents

(2)	The mineral reserves with respect to the Tomi underground mine are based on estimates prepared by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo, VP Exploration, Crystallex International Corporation. The mineral reserves are based on a US$320 per ounce gold price and a cut-off grade of 5.0 grams of gold per tonne. The mineral resources with respect to the Tomi operations (both with respect to the open-pit mines and the underground mine) have been estimated by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo, VP Exploration, Crystallex International Corporation. The mineral resources estimated by the Corporation are based on cut-off grades ranging from 1.0 grams of gold per tonne to 1.5 grams of gold per tonne. See “Other Assets – Tomi Operations – Mineral Reserves” and “ – Additional Mineral Resources.”

(3)	The mineral resource with respect to the La Victoria operation has been estimated by Steve Ristorcelli of MDA who is a Qualified Person. The mineral resources estimated by MDA are based on a cut-off grade of 2.0 grams of gold per tonne. See “Other Assets – Lo Incréible Operations – Mineral Resources.”

(4)	Mineral resources are in addition to and do not include mineral reserves.

(5)	The inferred resources with respect to the Las Cristinas Project are based on a cut-off grade of 0.5 grams of gold per tonne.

     The criteria set forth in NI 43-101 are similar to the reserve definitions and guidelines for classification of mineral resources used by the U.S. Geological Survey. However, the definitions in NI 43-101 differ in certain respects from the definitions set forth in the United States Securities and Exchange Commission’s Industry Guide 7 concerning mining operations.

Back to Contents

INFORMATION WITH RESPECT TO THE GOLD INDUSTRY

     The principal uses of gold are product fabrication and bullion investment. A broad range of end uses is included within the fabrication category, the most significant of which is the production of jewellery. Other end uses include official coins, electronics, miscellaneous industrial (including a role in jet engines and space craft) and decorative uses, medals and medallions.

     Global gold industry production is expected to be flat to declining for the next few years after significant growth from 1995 to 2001. The lack of growth is attributable, among other things, to relatively few recent material discoveries as a result of a decline in gold exploration activities from 1996 to 2002. In addition, gold producers are being forced to explore new regions as their deposits in conventional locations are depleted.

     The cost of gold production expressed in U.S. dollars is rising globally primarily due to U.S. dollar weakness, higher costs in raw materials and a declining quality of reserves at producing mines.

     The price of gold has rebounded from its lows during the period 1998 to 2002, primarily due to U.S. dollar weakness and increased demand. Since 2000, there has been a strong inverse correlation between the trade-weighted U.S. dollar exchange rate and the gold price. Other principle factors affecting the gold price have been an increase in the demand for gold for investment purposes, primarily attributed to the Asian and Indian markets and underpinned by jewellery demand, the increase of gold reserves by several nations, de-hedging by gold producers, negative real U.S. treasury bill yields, the Washington Accord which has limited central bank gold sales, global reflationary pressures and a general increase in global geopolitical tensions.

     The period of relatively low gold prices from 1998 to 2002 coincided with significant consolidation among senior gold producers.

     The table below shows the average daily morning gold price fixing on the London Bullion Market from 1990 to 2005.

Average Gold Price

(US$/oz)
1990	384
1991	362
1992	344
1993	361
1994	385
1995	384
1996	388
1997	331
1998	294
1999	279
2000	279
2001	271
2002	311
2003	363
2004	410
2005	445

While gold prices have been rising steadily over the last four years, this increase is slightly offset by the global inflation of commodity prices including sodium cyanide and steel grinding media, both of which are used in the Corporation’s various mining operations.

Back to Contents

MINING IN VENEZUELA

     The Las Cristinas Project and the Corporation’s other concessions and leases are located in Venezuela. The following is a brief description of certain aspects of mining in Venezuela.

Venezuela

     Venezuela is a democratic federal republic comprising 23 states, two federal territories, one federal district and 72 federal dependencies. The Republic is governed by a National Executive, comprising an elected President and an appointed (by the President) Council of Ministers, and an elected 165 member unicameral National Assembly.

     The President is elected for a renewable (one-time) six-year term. The current President is Hugo Chávez Frías, the leader of the Movimiento Quinta República (MVR), a faction of the Movimiento al Socialismo (MAS) and Patria Para Todos (PPT) political parties. Mr. Chávez was elected to his first six-year term as President in 2000. He defeated a recall referendum organized by opposition political parties in 2004.

     Venezuela’s natural resources sector is dominated by the hydrocarbon sector. In 2005, oil and natural gas production represented approximately 33% of Venezuela’s gross domestic product and approximately 80% of its exports. Mineral production, primarily bauxite, alumina and primary aluminium, iron ore and steel, gold and diamonds, represented less than 1% of Venezuela’s gross domestic product.

     The Guayana Region of south-eastern Venezuela, an area that is rich in minerals and covers approximately one-half of Venezuela, is the focus of Venezuela’s efforts to diversify its economy away from petroleum and natural gas. The CVG is a decentralized autonomous public administrative institution created in 1960 pursuant to the Law for the Development of Guayana and is responsible for the development and administration of the Guayana Region. The CVG, directly and through its subsidiary companies, is involved in the mining and production of bauxite, alumina and primary aluminium, iron ore and steel and gold as well as electricity and cement. The CVG is Venezuela’s second largest industrial group after Petróleos de Venezuela, S.A., the state-owned petroleum and natural gas company.

     The Guayana Region is the primary source of Venezuela’s hydroelectric capacity, including the Guri Dam that supplies over 67% of Venezuela’s electricity requirements. Electricity costs in Venezuela are low by world standards.

     Venezuela has entered into bilateral investment treaties with a number of countries, including Canada.

Mining Law

Introduction

     Under the Venezuelan constitution, all hydrocarbon and mineral resources belong to the Republic. The Mining Law of 1999 (“VML”) regulates the exploration and exploitation of mineral resources (other than some industrial minerals not found on government lands). The Ministry of Basic Industries and Mining (“MIBAM”) (formerly, the Ministry of Energy and Mines) is responsible for administering the VML.

     The VML permits the exploration and exploitation of mineral resources in several ways, including concessionary exploration and exploitation by private parties pursuant to mineral concessions granted by the MIBAM and direct exploration and exploitation by the Government of Venezuela.

Mineral Concessions

     Regulatory Title Process

     Pursuant to announcements made in 2005 by the Venezuelan government, it was proposed that all new title to mineral properties will be granted in the form of operating contracts. Parties seeking to explore and export mineral properties can only do so upon entering into a contract with a new national mining company to be established by the Venezuelan government for this very purpose. For those mining companies holding concessions granted prior to the implementation of the new title regime, it will only be possible to obtain the new title if, upon regulatory review, the said companies are found to be in compliance with their existing title terms and conditions.

Back to Contents

     Mineral Concession Taxes

     Holders of gold mineral concessions are required, from the fourth year of the concession, to pay a surface tax according to a sliding scale, from a minimum of 0.14 tax units per hectare (one tax unit equals approximately US$15.30) for years four to six and for concessions of up to 513 ha, to a maximum of 0.38 tax units for years seventeen and over and for concessions over 11,286 ha. Once production begins, concessions holders are required to pay exploitation tax of, in the case of gold, 3% of the Caracas commercial value of the refined metal produced. Surface tax is reduced by the amount of exploitation tax paid, and is therefore nil once the exploitation tax paid equals the surface tax due.

     Ownership of Concessions

     There are no restrictions on who (domestic or foreign) may hold mineral concessions. Mineral concessions may not be transferred without the consent of the MIBAM.

Sale of Production

     Except for gold, there are no restrictions on the right to sell mineral production in world markets. In the case of gold, concession holders must offer to sell at least 15% of their gold production at world market prices to the Venezuelan Central Bank, which may or may not elect to purchase such amount. The balance may be exported with the permission of the Venezuelan Central Bank.

Direct Exploitation

     The Government of Venezuela may reserve for itself through a decree the right to directly explore and exploit specific areas or some or all of the minerals within specific areas. Direct exploration and exploitation may be carried out either by the Government itself through the MIBAM or by the CVG. The effect of such a reservation is to prohibit the grant of mineral concessions to private parties.

     Operation Agreements

     If the Government of Venezuela has reserved direct exploration and exploitation of minerals for itself, the MIBAM or the public entity may enter into operation agreements with third parties with respect the exploration and exploitation of the reserved minerals.

Environmental Laws

General

     Venezuela has a comprehensive set of environmental laws administered by the Ministry of the Environment and Natural Resources (“MARN”).

     Venezuela is also party to a number of important international conventions and treaties concerned with environmental protection and nature conservation.

Environmental Impact Assessment

     All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued by the MARN. The granting of the permit to impact natural resources is dependent on approval of an environmental impact assessment (“EIA”) by the MARN. The EIA process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. In addition, informal approval of the feasibility study by MIBAM is required before MARN will issue the environmental authorization.

Mine Closure and Remediation

     All developers of mining projects have a general obligation to reclaim the environment to a productive condition when the project is completed. Specific laws regarding mine closure and remediation are limited. Such matters are normally covered in authorizations to affect the natural environment issued by the MARN.

Back to Contents

Taxation

Corporate Income Tax

     Venezuelan corporations and non-Venezuelan corporations carrying on business in Venezuela through a permanent establishment (i.e., Venezuelan branches) are subject to corporate income tax on their worldwide income (in the case of a Venezuelan corporation) or their income attributable to the permanent establishment (in the case of a Venezuelan branch) at a maximum rate of 34%. They are also subject to municipal tax of between 0.5% and 10% of their gross revenues depending on the municipality where they carry on business and the nature of their business.

     Venezuelan corporations and branches are subject to a system of inflation adjustments. If it owns a mining project, at the time the project is completed, a Venezuelan corporation or branch must revalue its non-monetary assets, liabilities and equity in line with inflation since acquisition and pay a one-time tax of 3% of the amount of the revaluation increase. At the end of each taxation year thereafter, the corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate. The corporation’s or branch’s taxable income for the taxation year may increase or decrease as a result of the adjustment.

     Venezuelan corporations and branches are entitled to amortize their capital assets on a straight-line basis over the useful life of the assets. Foreign exchange gains and losses are included in calculating income. Losses may be carried forward for three years in the case of operating losses and one year in the case of inflation adjustment losses from the year in which they are incurred.

Dividends and Branch Profits Tax

     Dividends paid by Venezuelan corporations are subject to withholding tax at the rate of 34%. This withholding may be reduced under applicable tax treaties.

     Net earnings repatriated by Venezuelan branches are subject to a branch profits tax of 34%. This rate may be reduced under applicable tax treaties. The tax does not apply to net earnings reinvested in Venezuela for a minimum period of five years.

     Only those dividends and repatriations that originate from income that has not been subject to corporate income tax at the corporation or branch level are subject to the withholding or branch profits tax.

Financial Transactions Tax

     All debits made to accounts maintained with Venezuelan financial institutions were subject to a financial transactions tax at the rate of 0.5%, until January 2006, when the tax was eliminated.

VAT and Import Duties

     Venezuelan corporations and branches are required to pay value added tax (“VAT”) of 14% (reduced from 15% with effect from August 2005) on goods and services purchased by them, including imported goods and services. They may recover the VAT paid by them from the VAT charged and collected by them on goods and services sold by them in Venezuela. Export sales are subject to VAT of 0%. Exporters recover VAT previously paid by them through certificates issued to them by the Ministry of Finance. The certificates may be used as a credit against future VAT and income taxes or may be transferred to third parties for value and thereby monetized.

     Import duties of various rates are also payable on goods imported into Venezuela.

     A Venezuelan corporation or branch that is proposing to carry out a mining project that is in the national interest may apply to the National Executive for an exemption from the VAT and import duties applicable to machinery and equipment imported by it into Venezuela for the project. The Corporation has applied for an exoneration of VAT during the construction phase of Las Cristinas.

Tax Treaties

     Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

     Venezuela reintroduced exchange controls in February 2003.

     All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

Back to Contents

LAS CRISTINAS PROJECT

     The information set out below is based on, among other things:

•	the 20,000 TPD Feasibility Study; and

•	the 2005 Development Plan.

     A copy of the 20,000 TPD Feasibility Study and the 2005 Development Plan are available for review on the SEDAR website at www.sedar.com.

     The 20,000 TPD Feasibility Study and the 2005 Development Plan (updating the 20,000 TPD Feasibility Study) are the Corporation’s current base case and the 2005 Development Plan is the current technical report for purposes of NI 43-101.

     The 20,000 TPD Feasibility Study and the 2005 Development Plan are incorporated by reference into this Annual Information Form for purposes of satisfying certain of the disclosure requirements of National Instrument 51-102 and Form 51-102F2 with respect to the Las Cristinas Project, including mineralization, drilling, sampling, analysis and security of samples and metallurgical test work.

Location and Property Description

     The Las Cristinas Project is located the Municipality of Sifontes in Bolivar State, Venezuela, approximately 6 km west of the village of Las Claritas and 670 km southeast of Caracas and approximately 360 km south of Puerto Ordaz.

     The Las Cristinas Project encompasses three principal zones of mineralization including the Conductora – Cuatro Muertos (termed “Conductora” for simplicity), Mesones – Sofia (“Mesones”) and Cordova areas, which together constitute the Las Cristinas Deposits. At this time, the Cordova area is sub-economic and mineralization there is included in the Las Cristinas resource, but does not contribute to the reserve. The Las Cristinas Deposits are located on four contiguous areas, Las Cristinas 4, 5, 6 and 7, that total 3,885.6 ha in extent.

     The relative locations of the Las Cristinas Deposits are shown in the following map.

CRISTINA 6
CRISTINA 5
CRISTINA 4
Mesones
Tourmaline/
Sulphide Breccias
Sofia
Tourmaline/
Sulphide Breccias
Cuatro Muertes
Foliation Controlled
Camp
Conductora
Foliation Controlled
Potaso
Foliation Controlled
Quebrada Amarilla
LEGEND
MINERALIZED ZONES
VEINS
SEASONAL STREAMS
ACCESS ROAD
METRES
Location of Principal Mineralized Zones
Las Cristinas Project, Bolivar State, Venezuela
Crystallex

Back to Contents

Mine Operation Agreement

     The Corporation’s interests in the Las Cristinas Deposits are derived from:

•	a Presidential decree pursuant to which the Government of Venezuela reserved for itself, through the Ministry of Energy and Mines, the direct exploration and exploitation of the gold ore located in the Las Cristinas Deposits and granted to the Ministry of Energy and Mines the right to contract with the CVG the activities required to carry out such exploration and exploitation;

•	an agreement between the Ministry of Energy and Mines and the CVG pursuant to which the Ministry of Energy and Mines granted to the CVG the right to explore and exploit the gold ore located in the Las Cristinas Deposits and to enter into operation agreements with third parties for such purposes; and

•	a mine operation agreement between the CVG and the Corporation dated September 17, 2002 (the “Mine Operation Agreement”).

     See “Mining in Venezuela – Mining Law – Direct Exploitation.” English language translations of the Presidential decree, the agreement between the Ministry of Energy and Mines and the CVG and the Mine Operation Agreement referred to above are attached to the Annual Information Form as Schedule “D”.

     The principal provisions of the Mine Operation Agreement are summarized below.

•	Authorization. The CVG authorized the Corporation and the Corporation agreed to make all investments and carry out all works necessary to explore, develop, exploit, commercialize and sell the gold mineral contained in the Las Cristinas Deposits for the CVG.

•	Fees and Payments. In consideration for its services, the Corporation is entitled to a fee equal to the value of the gold produced from the Las Cristinas Deposits less:

(a)	the following royalty to which the CVG is entitled based on the commercial value of the gold produced from the Las Cristinas Deposits:

Commercial Value	Royalty

less than US$280 per ounce	1.0%
equal to or more than US$ 280 per ounce and less than US$350 per ounce	1.5%
equal to or more than US$350 per ounce and less than US$400 per ounce	2.0%
more than US$400 per ounce	3.0%

(b)	the Venezuelan exploitation tax payable by the CVG equal to 3% of the value of the gold produced from the Las Cristinas Deposits.

The Corporation is required to pay the exploitation tax on behalf of the CVG and is entitled to be reimbursed by the CVG thereof.

•	Covenants. The Corporation is required, among other things, to: prepare and present to the CVG for approval annual production plans (which include information with respect to capital investments, production volumes, processing capacity, operating costs, number of workers, projected price of gold and income from sales of gold and other material information relating to such matters) and annual and life-of-mine development plans (which include operational information relating to volumes of excavation, waste exploitation, handling of effluents and information with respect to environmental protection and security and other material information relating to such matters); provide certain social development programs (including employment and training programs for employees and groups of informal miners, improving community health care facilities, providing local housing and infrastructure improvements to water and sewage systems and road access to the project site); compensate the CVG for loss of profits if the project fails to meet approved production volumes for reasons other than as a result of force majeure; and carry out its activities in accordance with applicable Venezuelan environmental, mining and other laws and in accordance with principles of sustainable development.

•	Non-Assignment by the Corporation. The Corporation is not permitted to assign the Mine Operation Agreement.

Back to Contents

•	Term and Termination. The term of the Mine Operation Agreement is 20 years subject to extension by the parties for two renewal terms (each 10 years). The Mine Operation Agreement may be terminated by either party on 90 days written notice if the other party defaults in the performance of its obligations under the Mine Operation Agreement.

•	Dispute Resolution. Ifa dispute arises under the Mine Operation Agreement that the parties are unable to resolve, the parties have agreed to refer the matter for determination to tribunals of Bolivar State, Venezuela.

•	Governing Law. The Mine Operation Agreement is governed by the laws of Venezuela.

Accessibility, Physiography and Climate and Local Resources and Infrastructure

Accessibility

     The Las Cristinas Project is accessed by road, and is approximately five hours’ drive southeast from Puerto Ordaz. The Troncal 10 route consists of a four-lane highway for approximately 55 km and continues for approximately 280 km thereafter as a well-maintained two-lane paved road to the camp-site turn-off at Kilometre 84. From there, the Project is accessed via a 19-kilometre all-weather, unsealed road, the upgrading of which was completed by the Corporation in November 2005. The route of the unsealed road was designed to bypass local villages.

     Puerto Ordaz is a port city located on the Orinoco River with access to the Caribbean Sea and is served by four airlines with numerous daily flights to Caracas and other major cities in Venezuela. The nearest commercial airstrip to the Project is at El Dorado, which is located approximately 100 km north of the camp-site towards Puerto Ordaz. A charter flight from Puerto Ordaz to El Dorado takes approximately one hour. An airstrip at Las Cristinas allows for the landing of small aircraft.

Physiography and Climate

     The Las Cristinas Project is located in a flat area with scattered, rounded hills that reach a maximum height of 30 m. The average elevation is 130 m above sea level. Four streams including the Amarilla, Las Claritas, Sofia and Morrocoy, flow through the property. These streams are sinuous due to the low topographic gradient across the Project area and flood their banks at times during the wet season. About 900 ha of the Project area has been deforested during mining by itinerant miners. Hydraulic mining has led to flooding of pits and the accumulation of poorly consolidated tailings material which complicates access to the eastern part of the Project area where mineralization is located closest to the surface.

     The climate is tropical and humid. Temperatures range from 22°C to 36°C and operations can be conducted year around. Average annual rainfall is approximately 3.3 m, most of which falls in hour-long cloudbursts during the day. Average annual evaporation is approximately 1.8 m. The rainy season extends from May to October with a short rainy season in December. Rainfall in the relatively dry season is usually less intense than in the rainy season.

     Undisturbed primary vegetation is typical of the Sub-Amazon type rain forest. Large trees dominate the forest, with their canopy up to 30 m above the ground. The forest floor is relatively open. Secondary vegetation, which has now invaded the mined or otherwise disturbed areas, consists of smaller trees, shrubs, creeping vines and various grasses. This secondary growth tends to be denser than the primary vegetation.

Local Resources and Infrastructure

     There is sufficient infrastructure in the region to support mining operations. Additional personnel will, however, have to be brought in for construction and mining operations. It is expected that the Corporation will employ approximately 400 individuals at the height of production. All salaried supervisory and technical labour, other than a few expatriate positions, are expected to be Venezuelan nationals. It is expected that over time, Venezuelan personnel will occupy all of the positions initially staffed with expatriates. There is ample water and land surface for mining, plant sites and tailings disposal.

Back to Contents

     An existing construction camp has been refurbished. The administration offices and dining facilities are now fully functioning.

     Power requirements will increase from an average of about 10 MW at the commencement of construction to about 30 MW when the plant is in full production. A 400 KVA power line (with a capacity of 300 MW and a current demand of approximately 100 MW) has been installed near the Las Cristinas Project to supply power to Brazil. The Government of Venezuela has installed a substation near the town of Las Claritas that is capable of supplying the Las Cristinas Project. Power to the site will be carried via a new overhead power line, a distance of approximately 6 km, and will terminate at a new substation located on the Las Cristinas Project.

History

     Gold was first discovered in the Las Claritas area in 1920. Gold mining at the Las Cristinas Project site was initiated in the 1930s and continued sporadically on a minor scale until the early 1980s when a “garimpeiro” (itinerant, informal miners) gold rush occurred, with some 5,000 to 7,000 garimpeiros working alluvial and saprolite-hosted gold deposits using hydraulic mining techniques. The amount of gold recovered is unknown. Much of the Las Cristinas Project site is covered with tailings.

     After extensive exploration and development, Placer Dome Inc. (PDI) announced commencement of construction of the Las Cristinas mine on August 2, 1997. The inauguration took place at the site with officials of PDI, CVG, and representatives of the Venezuelan government present. On January 20, 1998, PDI announced that its operating company in Venezuela, Minera Las Cristinas C.A. had decided to suspend construction. Construction resumed in May 1999, but was again suspended on July 15, 1999, due to uncertainty with respect to gold prices and title. Up until that time, PDI had reportedly spent US$118 million on the project.

     See also “Legal Proceedings – Withdrawal of MINCA Litigation.”

Geology and Mineralization

Regional Geology

     The Las Cristinas Project is located in the granite-greenstone terrain of the Guyana Shield. The Guyana Shield underlies the eastern part of Venezuela, Guyana, Surinam, French Guiana and parts of northern Brazil and was contiguous with parts of West Africa prior to the opening of the Atlantic Ocean in the Jurassic period. Three major geologic subdivisions have been established for the Guyana Shield: Archean rocks older than 2.5 million years consisting of high-grade metamorphic gneiss, local charnockite and widespread granitoid bodies; sedimentary and volcanic rocks of Early Proterozoic age which have undergone compressional tectonism and metamorphism and were intruded by syn-orogenic granites of Trans-Amazonian Orogeny; and mid-Proterozoic continental clastic units of Roraima Formation which unconformably overlie the Early Proterozoic rocks.

Local Geology

     Weathered Profile

     The weathered profile at Las Cristinas includes an upper layer of ferralitic soil (up to 2 m thick) overlying a thin mottled clay zone (averaging 2 m thick), which in turn overlies a saprolite zone, which is generally 20 m to 60 m thick and locally over 90 m thick. The saprolite is subdivided into an upper oxide saprolite horizon, which is practically devoid of copper, and a lower sulphide bearing saprolite horizon that is enriched in copper. The contact between the red ochre oxide and green sulphide saprolite is generally defined by a sharp contact. A zone of mixed saprolite and bedrock, known as saprock, separates the base of the sulphide saprolite from the bedrock.

     The upper 50 m of bedrock is characterized by centimetre-sized vugs and voids derived from the weathering of carbonate veins and carbonate matrix. This zone is termed carbonate-leached bedrock.

     Structure

     Two major fabric orientations are evident throughout the Las Cristinas Deposits. The older foliation (S1) consists of a moderately to intensely developed cleavage that is sub-parallel to bedding. The S1 foliation contains a strong stretching lineation and probably relates to fabric development in a major, regional shear zone. The S1 foliation strikes north-south and dips at about 40° to the west in the Conductora area. This foliation rotates in the Cordova and Mesones areas to a north-northwest strike and a steeper dip of about 70° to the southwest.

     The S2 fabric is a spaced foliation that is axial planar to kink-folds. It strikes east-west and dips gently (about 20°) to the north.

     A northeast-striking post mineral fault separates the Conductora – Cuarto Muertos-Sofia area from the Mesones-Cordova zone. The fault zone is intruded by post-mineral diorite-gabbro dykes.

Back to Contents

     The Las Cristinas Deposits are cut by a system of post-mineral dioritic dykes that dip shallowly to the east and are arranged in an upward-stepping en echelon pattern.

Alteration

     Various alteration assemblages are evident in the Las Cristinas Deposits. These include:

•	Widespread albite development in veins and as replacements of other minerals;

•	Potassic alteration occurs as K-feldspar replacements and veins. However a pervasive secondary biotite – magnetite assemblage is the dominant expression of K-silicate alteration throughout the Las Cristinas Deposits. Calcite is associated with the biotite-magnetite assemblage;

•	Quartz-tourmaline assemblages with minor topaz;

•	Quartz-muscovite-pyrite constitutes phyllic alteration and;

•	Ubiquitous iron-rich chlorite, epidote and calcite which are superimposed on the alteration assemblages described above. This superimposition is evident in the common partial replacement of secondary biotite and tourmaline by chlorite.

     Alteration minerals in the Las Cristinas Deposits have a roughly concentric distribution. The exception is albite, which is widespread and appears to predate the majority of the other alteration assemblages. Quartz-tourmaline alteration is most strongly developed in near-vertical breccia pipes in the Mesones area where it occurs with traces of topaz. Tourmaline decreases in abundance in all directions away from the Mesones centre. K-silicate alteration extends from Mesones to the footwall of the mineralized zone in the east, to the southern margin of the Conductora area in the south and to the western part of the Cordova area in the west. K-silicate alteration is represented by the ubiquitous secondary biotite – magnetite assemblage, whereas K-feldspar is concentrated in the Mesones area. The chlorite-calcite-epidote assemblage is located outboard of, and superimposed on, the K-silicate zone. Phyllic alteration is preserved in pockets in the upper parts of the Las Cristinas Deposits.

Mineralization

     Primary mineralization in hard-rock

     Sulphide content in the Las Cristinas Deposits is highest in the Mesones deposit where the quartz-tourmaline breccias contain up to 30% total sulphides. Sulphide content decreases westward into the Cordova area and southward into the Conductora deposit where the maximum sulphide content is 5%. This change in sulphide content is accompanied by a change in sulphide species: pyrite-chalcopyrite in the Mesones area is associated with minor molybdenite, whereas the content of chalcopyrite and molybdenite decrease southwards in the Conductora deposit and westwards into the Cordova area. The sulphide assemblage in the southern part of the Conductora deposit is strongly dominated by pyrite with minor chalcopyrite and no molybdenite.

     On a microscopic scale, gold can be found as free grains in quartz and as blebs and fracture fillings in pyrite and/or chalcopyrite. In the Conductora deposit, gold grade is crudely proportional to sulphide content to the extent that gold grade can be roughly estimated from the sulphide content of the interval. However, this relationship breaks down in the Mesones deposit where significantly higher sulphide content does not coincide with significantly higher gold grades: in fact, the average grade of Mesones is very similar to that of the Conductora deposit (1.1 g/t gold in Mesones versus 1.2 g/t gold in Conductora). The bulk of the economic mineralization is hosted by the biotite-magnetite alteration, although some of the highest-grade gold mineralization is hosted by the cross-cutting epidote-calcite-chlorite veins. Minor phyllic alteration assemblages, which are dominated by quartz-sericite-pyrite, typically contain 0.1 – 0.3 g/t gold.

     Chalcopyrite is essentially the only copper mineral in the hard rock beneath the saprolite; hence copper grades correlate directly with chalcopyrite content in the Las Cristinas Deposits. In contrast to the average gold grade of the Mesones and Conductora deposits being similar, the average copper grade of the Mesones deposit is approximately double that of Conductora (0.12% in Conductora versus 0.27% in Mesones). The average grade of copper in the Las Cristinas Deposits is 0.13%.

     Sulphides occur as replacements, disseminations, clots, blebs, sulphide veinlets and also in veinlets with quartz and other alteration minerals throughout the Las Cristinas Deposits. The higher sulphide content in the Mesones deposit is evident in more extensive replacements and denser disseminations than are evident in the Conductora or Cordova areas. Many sulphide grains and stringers lie within the plane of the foliation while many disseminations and blebs cut across the S1 foliation. Areas of intense cleavage development are characterised by sulphide blebs that are flattened into the plane of the S1 foliation. The majority of quartz-carbonate-sulphide veinlets lie in the plane of the foliation. Veinlets that cross-cut the foliation show successive rotation into the plane of the foliation in areas of stronger fabric development. These features are interpreted to indicate that sulphide mineralization, and therefore copper and gold mineralization, occurred during and partially post-dated, S1 cleavage development. Sulphide accumulations are clearly folded by, and hence predate, the S2 foliation.

Back to Contents

     Mineralization occurs in sub-parallel units that dip to the west at about 40° parallel to bedding and to the F1 foliation. Well mineralized zones coincide with moderate to intense cleavage development and fragmental metavolcanic units and the poorest mineralization is in competent metavolcanic units such as basaltic lava flows which typically develop little cleavage. The important role that stratigraphy plays in hosting mineralization dictates that the deposit is stratiform, consisting of well mineralized zones separated by poorly mineralized units typically composed of impermeable basalt lava flows. Intrusive stocks, which cross-cut stratigraphy, are similarly poor hosts for mineralization due to their mechanical competence and related poor permeability.

     Down-dip continuity of mineralized zones has proved to be excellent in deep drilling. The overall true thickness of the gold mineralization envelope throughout the Conductora deposit reaches a maximum width of 500 m. Some individual higher-grade gold zones (>1g/t) exceed 100 m in thickness. Please see Figures 1.7.1 and 1.7.2 of the 2005 Development Plan for a graphic depiction of the distribution of gold mineral zones on cross section.

Saprolite

     The copper content of the upper part of the saprolite is minimal due to natural oxidation and subsequent leaching of copper minerals in the oxide saprolite. The dissolved copper precipitates as secondary minerals in the upper part of the sulphide saprolite, forming a “copper blanket;” a layer that is enriched in copper and which consists mainly of secondary copper minerals. The Las Cristinas Deposits contain a poorly developed copper blanket that is typically 5-10 m thick and which contains chalcopyrite, chalcocite and covellite.

     Gold mineralization is largely unaffected by oxidation and its grade and distribution throughout the saprolite is similar to that of the original hard rock prior to weathering. Hence, alternating zones of good and poor gold grade as described above, can be traced through the saprolite from the hard-rock below.

Drilling, Sampling and Data Verification

     The most detailed explorationwork on the property was carried out by Placer Dome Inc. (PDI), the previous holder of an interest in the Las Cristinas Deposits (see “Legal Proceedings – Withdrawal of MINCA Litigation”). The work included:

•	mapping and rock sampling (geologic mapping was done at scales of 1:5,000 and 1:500 and over 1,200 samples were collected);

•	soil sampling (approximately 3,700 samples were taken from upper saprolite on a 50 m by 100 m grid in the main mineralized zones and on a 50 m by 200 m grid in the peripheral areas); soil samples were analyzed for gold;

•	drilling of 1,174 drill holes totalling over 110,000 m;

•	geophysics (ground and airborne-magnetic programs, as well as induced polarization, radiometric and transient electromagnetic surveys); and

•	tailings evaluation.

The work performed by PDI culminated in a comprehensive feasibility study in 1996, which was subsequently updated in 1998.

     Under the Mine Operation Agreement, the Corporation obtained an electronic database that included results of drilling, as well as topographic, geologic and engineering data derived from previous work completed by PDI. The database included geological information on 160,600 m of drilling and trenching, 162,806 gold assays, 145,547 copper assays, 60,655 cyanide-soluble copper assays and 145,221 silver assays. As part of the preparation of the MDA Report, MDA visited the Las Cristinas site in October 2002 and found drill pads, drill collars, drill cores and samples and photographs of core that supported the method of work that Placer reported to have been used in the exploration and evaluation of the Las Cristinas Deposits. In addition, MDA took independent samples of core, pulps and coarse rejects as part of the verification process. MDA concluded that Placer’s exploration and sampling procedures conformed to, or exceeded, industry standards.

     In 2003, the Corporation completed a six-week, 2,199 m drill program designed to validate the historic project work. MDA was on site for the first three weeks of the program. The program included 12 diamond drill holes from which 1,016 half-core samples were taken for analysis. In addition, the Corporation analyzed 341 quarter cores, 198 coarse rejects and 259 pulps left at the site by Placer. As part of the verification program, blanks and standards were systematically inserted into the sample stream. MDA supervised drill sampling, sample collection and sample packaging for the first half of the program. Independent laboratories conducted sample preparation and assaying. MDA also took independent core samples to verify the work completed by the Corporation and requested that existing drill hole collars be surveyed by an independent contractor. As part of the MDA Report and following the completion of the verification program, MDA concluded that the Las Cristinas database could be used for feasibility level study and mineral reserve and resource estimation.

Back to Contents

     The Corporation completed an 18-hole, 7,102 m drill program in 2004 and a further 5,524 m in 14 bore holes in 2005. Drilling in these two programs was focussed in the western and southern parts of the modeled Conductora pit shell. The objective of these programs was to infill drill sparsely drilled areas to upgrade resource classification and ultimately increase the reserve. See “Geology” in the 2005 Development Plan for a detailed description of the sampling, analysis, data verification and security measures used in the pre-2003, 2003, 2004 and 2005 drill programs.

Mineral Reserves

     The estimated mineral reserves at the Las Cristinas Project as at December 31, 2005, were as follows:

	Mineral Reserves(1)	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

Conductora
Proven	47,824	1.29	1,984
Probable	279,800	1.19	10,706
Mesones
Probable	25,661	1.10	903

Total	353,285	1.20	13,594

Notes:

(1)	Ore reserves for the Las Cristinas project were developed by applying relevant economic and engineering criteria to MDA’s estimated Measured and Indicated resources in order to define the economically extractable portions, or Proven and Probable reserves. The mineral reserves estimates are based on a US$400 per ounce gold price, (however it conservatively maintains the pit shell designed using a US$350 per ounce gold price), and cut-off grades ranging from 0.4 grams of gold per tonne to 0.6 grams of gold per tonne depending on the mineral type. The reserve estimates reflect the most recent operating costs as set out in the 2005 Development Plan.

Additional Mineral Resources

     The estimated additional mineral resources at the Las Cristinas Project at December 31, 2005, were as follows:

	Mineral Resources(1) (2)	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

Measured	18,200	1.0	588
Indicated	129,202	0.8	3,479
Inferred	163,046	0.9	4,537
Total Measured and Indicated	147,402	0.9	4,067

Total Inferred	163,046	0.9	4,537

Notes:

(1)	The mineral resource estimates were derived using data from all drilling done after the 2003 modelling. The new data include 12 twin core holes from 2003, 18 deep core holes from 2004 and 14 core holes from 2005, none of which were used in the 2003 modelling. The resources are estimated to the standard and requirements stipulated in NI 43-101 and meet Canadian Institute of Mining classifications. The mineral resources estimates are based on a cut-off grade of 0.5 grams of gold per tonne.

(2)	Mineral resources are in addition to and do not include mineral reserves.

20,000 TPD Feasibility Study and 2005 Development Plan (update to the 20,000 TPD Feasibility Study)

     In September 2003, SNC-Lavalin and other independent consultants (including MDA) completed the 20,000 TPD Feasibility Study. The 20,000 TPD Feasibility Study was approved by the CVG in accordance with the terms of the Mine Operation Agreement in March 2004.

Back to Contents

     In August 2005, SNC-Lavalin and other independent consultants (including MDA) completed the 2005 Development Plan, a comprehensive update of the 20,000 TPD Feasibility Study. The 2005 Development Plan was commissioned to incorporate a number of design enhancements and to include a review of capital and operating cost estimates. The revised capital estimate is US$293 million, an increase in approximately 10% from a revised estimate released in June 2004. The updated estimates incorporate several factors, including:

•	A 14-hole, 5,524 m drill program that was completed by the Corporation in 2005, results of which were press released on June 22nd, 2005, that resulted in an increase in reserves. Further drilling is planned for 2006.

•	Estimates for operating costs increased from US$6.46/tonne of ore to US$7.66/tonne of ore, largely due to an increase in the costs for cyanide, steel and labour. As a result of this updated operating cost, MDA calculated revised reserves resulting from the consequent change in cut-off grades.

•	Operating cost estimates were not significantly affected by the near-global climb in energy costs, a reflection of Venezuela's extremely low, stable prices for fuel and electricity.

     The 20,000 TPD Feasibility Study, as updated by the 2005 Development Plan, serves as the Corporation’s current technical report. The conclusions, estimates and findings of the 20,000 TPD Feasibility Study and the 2005 Development Plan are set out below.

•	Mining. Mining at Las Cristinas will be by conventional open-pit methods using excavators and haul trucks.

The mine production schedule contemplated under the 2005 Development Plan provides for processing 20,000 tonnes of ore per day (7.3 million tonnes annually), an overall stripping ratio of 1.57:1 and an expected mine life of 41 years.

•	Processing and Recovery. Processing will consist of crushing, semi-autogenous primary grinding and secondary ball mill grinding. A gravity circuit is contemplated to recover free gold. Gold extraction will be achieved using a conventional carbon-in-leach circuit. Under this method of recovery, a slurry of gold ore, carbon granules and cyanide are mixed together, the cyanide dissolves the gold content and the gold is adsorbed onto the carbon and the loaded carbon is separated from the slurry for further processing. Gold is removed from the loaded carbon by pressure stripping the carbon to produce a pregnant eluate solution, electrowinning the solution to produce gold cathodes and smelting the cathodes to produce gold doré. Pilot-plant metallurgical testing conducted under the supervision of an independent consultant during the feasibility study resulted in an overall recovery rate of 88.7% for the planned ore blend.

The average annual gold production contemplated under the 2005 Development Plan is 270,000 ounces for the life of mine and 304,000 ounces for the first five years.

Subsequent to year-end 2005, MDA calculated the reserves at Las Cristinas using a US$400 per ounce gold price. The pit design and other physical parameters and costs that were used in the 2005 Development Plan did not change. The Corporation is reporting their 2005 year-end reserve calculations based on the updated US$400 per ounce gold price. At US$400 per ounce, proven and probable reserves at Las Cristinas are 353 million tonnes grading 1.20 g/t containing 13.6 million ounces of gold. The strip ratio was reduced to 1.10:1.

•	Environmental Matters. The 2005 Development Plan concludes that environmental impacts from the development of Las Cristinas project can be minimized through the implementation of best management practices, responsible design, operations and monitoring. It is of particular importance that the project is operated to protect the environmental quality of the Imataca Forest Reserve. This will be achieved by protecting water quality; minimizing erosion and geomorphological processes; protecting air quality; limiting clearing; controlling noise and dust, and ensuring the site is closed responsibly once mining is completed, including re-vegetation and reforestation.

A socio-economic assessment for the Las Cristinas Project was conducted by Venezuelan firm ProConsult C.A. (ProConsult). Overall, ProConsult expects that the project will result in many positive benefits at the national, regional and local levels, such as generation of a dynamic effect on the economy, creation of jobs, improvement of infrastructure and implementation of social strengthening and job plans, and improvement in health conditions and quality of life. However, negative impacts are also expected as a result of introducing a large-scale industrial project into a rural community such as: accelerated migration, drastic changes in labour market and local economy, risk of social conflicts, impacts to cultural traditions and cultural landscapes, and impact on the demand for public and social services.

Additional mitigation measures will be implemented over the course of the construction and operations period to minimize bio-physical environmental effects and socio-economic impacts, details of which are contained in the 2005 Development Plan. Concurrent reclamation will be carried out on disturbed land as this land is taken out of any future requirements for mining, storage, or access. Capital costs necessary for closure are expected to range from US$1,500,000 to US$6,500,000 at the time of closure.

Back to Contents

•	Capital Costs. The estimated capital costs of the Las Cristinas Project under the 2005 Development Plan are approximately US$293.0 million. In addition, sustaining capital totalling US$284 million over the 41 years of the mine will be required.

•	Cash Operating Costs. The estimated average total cash operating costs of the Las Cristinas Project under the 2005 Development Plan are approximately US$221 per ounce (including royalties at US$350 per ounce) for the life of mine and approximately US$154 per ounce (including royalties at US$350 per ounce) for the first five years. At a US$400 per ounce gold price the total average operating cash costs increase due to higher royalty payments. Total cash costs, including royalties, at US$400 per ounce, average US$160 per ounce for the first five years and US$228 per ounce over the life of the mine.

Engineering, Procurement and Construction Management

     On March 25, 2004, following completion of a competitive bidding process, the Corporation entered into the Engineering, Procurement and Construction Management Contract (the “EPCM Contract”) with SNC-Lavalin relating to the development of the Las Cristinas Project. The Corporation expects to pay SNC-Lavalin approximately US$24.4 million for its services under the EPCM Contract.

     Engineering design remained at 98% as of December 31, 2005 and will be finalized upon receipt of the Permit to Impact Natural Resources (the “Permit”), (see “Permits” below). Bids have been received for 95% of the total number of purchase orders and contracts and approximately 80% of the total number have been awarded. At year-end, the sum of payments to date for equipment plus the value of outstanding equipment under purchase orders and the value of awarded construction contracts was US$179 million. Payments for most long lead time equipment pieces were completed as of the 2005 year-end. As at December 31, 2005 approximately US$50 million of new equipment was in storage, primarily in Houston, Texas. Equipment will be shipped to Venezuela after receipt of the Permit.

Permits

     In August 2004, the Corporation announced that the land occupation permit (authorizing the occupation and use of the Las Cristinas Deposits for the purpose of mining) had been confirmed by the MARN.

     In April 2004, the Corporation initiated the process for obtaining the required mining permits, including the Permit by submitting an environmental impact study (the “EIS”) to the CVG and the MARN. The EIS was prepared simultaneously with the feasibility stage of design for the Las Cristinas Project. It has taken more time than expected to conclude the permitting process, however various recent events have reinforced the Corporation’s confidence in the Government of Venezuela (the “Government”) commitment to and support of the Corporation’s operating agreement. Among these events are the following developments

•	The commission established by the National Assembly of Venezuela to investigate the situation in the Las Claritas area of Bolivar State publicly concluded that the respective permits should be granted to the Corporation.

•	In February 2006, the Corporation was granted the rights to explore and develop an aggregate quarry by the Mining Institute of Bolivar State (IAMIB). Aggregate is required for the construction of the Las Cristinas Project and the proposed quarry is located approximately 1 km from the Las Cristinas Project site.

•	MIBAM has formally approved the technical, economic and financial 20,000 TPD Feasibility Study and 2005 Development Plan for the Las Cristinas gold exploitation project. The official approval of the project by MIBAM is based on the original terms and conditions of the underlying Mine Operation Agreement. Through the MIBAM approval, the Government of Venezuela has officially sanctioned the Las Cristinas gold project from the technical, economic and financial perspective. The approval by the MIBAM represents the final external input required by the MARN to complete the permitting process.

     The Corporation continues to meet with senior government officials and is of the opinion that the Government recognizes and values its contractual commitments and working relationships with international companies that have demonstrated both compliance and good corporate citizenship in their dealings with government. The Las Cristinas project has the published support of the National Assembly, the senior Ministers involved in the permitting process and the senior levels of State and Municipal government. Consequently the Corporation has continued to advance the development of the Las Cristinas Project and is fully prepared to commence full-scale development once the Permit is issued.

     The Corporation remains unaffected by the Government’s announced intention to change the regulatory title process for the mining industry from a concession based one to one where all future mining rights will be granted through operating contract agreements, since the Mining Operation Agreement is consistent with the government’s public references to the type of operating contract that it intends to implement for the mining industry.

Back to Contents

OTHER ASSETS

     The Corporation’s other assets are also located in Bolivar State, Venezuela and include:

•	Tomi operations – mines ore from three open-pit mines and one underground mine, which is delivered to the Revemin mill for processing.

•	La Victoria/Lo Incréible operations – mines ore from the La Victoria open-pit mine, which is delivered to the Revemin mill for processing. Ore production from this mine has declined and this mine is currently being used as a source of aggregate supply for Las Cristinas.

•	Revemin mill – processes ore from the Tomi and Lo Incréible operations to produce gold.

     See “Operations Review” under Management’s Discussion and Analysis for financial information relating to these assets.

Tomi Operations

Overview

     The Tomi operations comprise approximately 500 ha and are held by Mineras Bonanza, C.A. (an indirect, wholly-owned subsidiary of the Corporation) under a concession. See “Mining in Venezuela – Mining Law – Mineral Concessions.”

     The Tomi operations currently consist of three open-pit mines (Mackenzie, Milagrito and Fosforito) and one underground mine (Charlie Richards). The relative locations of the Tomi mines are shown in the diagram below.

N
Milagrito I
Milagrito
Charlie
Richards
MacKenzie
Fosforito
Offices
Tomi Concession
Mine Entrance
Pits
Waste Dumps
River
Roads
0
250
500m

     In 2005, the open-pit mines accounted for approximately 60% and the underground mine accounted for approximately 40% of the production at the Tomi operations. During 2005, production from the Tomi mine was 50,100ounces, a 20% increase over 2004. The increase in production was attributable to mining and processing a greater proportion of ore from the Tomi underground mine, which contains a higher grade ore.

     The underground mine reached full production of 6,000 tonnes of ore per month during the third quarter of 2005 and was producing an average of 2,100 ounces of gold per month during the same period. During 2006, underground production is forecast to average 6,000 tonnes per month at grades exceeding 11.0 g/t gold.

Location and Property Description

     The Tomi concession is located approximately 16 km northeast of the town of El Callao in the El Callao District, Bolivar State, Venezuela. El Callao is a three-hour drive south from Porto Ordaz, the largest city in Bolivar State. The Tomi property is accessible via an all-weather, northbound dirt road that exits from Highway 10 about 10 km from El Callao. Ore from Tomi is trucked approximately 21 km to the Revemin mill for processing. See “Revemin Mill” below.

Physiography, Climate and Local Resources and Infrastructure

     The project area lies in open grassland and savannah from which dense vegetation (low tropical forest) has been stripped historically for farming purposes. Densely treed areas remain along watercourses and in some of the less accessible areas. The topography consists of gently rolling hills and shallow valleys between the elevations of 140 m and 200 m above sea level. The climate is tropical with average temperatures of 24°C. Annual precipitation averages 1,200 mm, and mainly falls as tropical downpours during May to September with a second wet season in December-January.

     All necessary infrastructure exists at the Tomi concession since the open-pit mines have been in operation since March 2001. Currently 97 individuals (excluding senior management) are employed by the Corporation to run the Tomi operations.

History

     The Corporation acquired the Tomi operations from Bolivar Goldfields Ltd. in August 2000. An extensive exploration program had been implemented in 1993, prior to the Corporation taking ownership of the Tomi operations. The work included soil and rock sampling, geological mapping, geophysics, trenching, and diamond and reverse circulation drilling. The exploration work culminated in a feasibility study (the “Kilborn Report”) by Kilborn Inc. of Toronto, Canada in 1996.

Geology and Mineralization

     The Tomi operations are located in the eastern limb of the “Y”-shaped El Callao greenstone belt. Stratigraphy in the greenstone belt generally consists of a basal mafic and ultramafic volcanic pile overlain by intermediate to felsic volcanic rocks, volcanoclastic rocks and sediments. This sequence has been subjected to greenschist facies metamorphism. Most of the economic gold mineralization at Tomi is hosted by gabbro sills that were emplaced near the unconformable contact between the Yuruari Formation and the overlying Caballape Formation. The Yuruari Formation consists of phyllites and chlorite and sericite schists, while the Caballape is composed of mainly of clastic rocks such as greywackes and fragmental volcanics of intermediate composition.

Back to Contents

     The gabbro bodies in the Tomi area show asymmetric folding with near-vertical northern limbs and moderately dipping southern limbs which define steep, southward-dipping axial planes. Fold axes plunge to the east-southeast at about 40°. Gold mineralization is spatially associated with southeast-striking shear zones and the most consistent gold grades are located where these structures cut folded gabbro bodies. Gold mineralization is located in the planar shear zones, but also extends outwards into the limbs of the folded gabbro.

     Alteration assemblages distal to mineralization are dominated by chlorite and calcite. These give way to muscovite-calcite alteration with leucoxene and finally to pervasive K-feldspar masses most proximal to mineralization. Gold mineralization has a strong association with pyrite and is concentrated in the muscovite-pyrite selvages adjacent to quartz-calcite veins. Black tourmaline is ubiquitous although no clear relationship with gold mineralization has yet been recognized.

Drilling, Sampling and Data Verification

     A drilling program was conducted on the Tomi underground mine in 2001 and consisted of 111 holes, 64 of which were core and 47 were reverse circulation holes. Drill spacing throughout the entire deposit was close to 30 m, while the deeper mineralization was defined on centers closer to 35 m. The 2001 database contained 8,853 gold assays from 9,960 sample intervals.

     The Corporation has undertaken 17,164 m of drilling in five campaigns on the Tomi property as follows:

•	A 33-hole program totalling 4,464 m on the Charlie Richards deposit in the year 2000;

•	A further 30-hole program totalling 1,444 m at Charlie Richards in 2002;

•	A 45-hole program of 3,682 m at the Milagrito deposit in 2003;

•	In 2004, an 11-hole program totalling 805 m at the Milagrito deposit, as well as a 28-hole campaign for 2,194 m at the Tomi deposit;

Back to Contents

•	Drilling was undertaken on three deposits at Tomi in 2005: 1,033 m in 21 bore holes at Fosfoirto, 2,163 m in 30 bore holes at Mackenzie, and 1,380 m in 21 bore holes on the Milagrito deposit.

Mine Production

     The annual production from the Tomi operations for the three years ended December 31, 2005 is set out below.

	2005	2004	2003

Open-pit mines
Ore mined (tonnes)	313,599	334,289	268,169
Waste mined (tonnes)	1,971,402	2,751,124	919,137
Ore processed (tonnes)	319,287	350,008	247,644
Average ore grade (g/t)	3.2	3.46	3.48
Recovery rate (%)	93%	92%	88%
Production (ounces)	30,290	35,961	24,360

Underground mine
Ore mined (tonnes)	72,177	26,966	12,698
Ore processed (tonnes)	63,319	28,454	11,070
Average ore grade (g/t)	10.2	6.89	8.31
Recovery rate (%)	95%	94%	93%
Production (ounces)	19,811	5,891	2,753

     Mineral Reserves

     The estimated mineral reserves at the Tomi operations at December 31, 2005 were as follows:

	Mineral Reserves	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

Underground mine(1)
Probable	88	13.5	38

Notes:

(1)	The mineral reserves have been estimated by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo., VP Exploration, Crystallex International Corporation, and are based on a US$320 per ounce gold price and a cut-off grade of 5.0 grams of gold per tonne.

Additional Mineral Resources

     The estimated additional mineral resources at the Tomi operations mines at December 31, 2005 are as follows:

	Mineral Resources (1) (2)	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

All mines
Indicated	285	2.5	23

Notes:

(1)	The mineral resources have been estimated by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo., and are based on cut-off grades ranging from 1.0 grams of gold per tonne to 1.5 grams of gold per tonne.
(2)	Mineral resources are in addition to and do not include mineral reserves.

Environmental Liabilities

     As at December 31, 2005, the Corporation estimates that the cost of maintaining the Tomi operations in compliance with existing regulatory environmental protection measures will amount to US$865,000.

Back to Contents

Lo Incréible Properties

Background

     The Lo Incréible Properties formed part of a land package that totalled 10,017 ha prior to the Vengroup Transaction described below. These properties were held indirectly by Osmin Holdings Limited (“Osmin”) under a combination of mining operation agreements and concessions. See “Mining in Venezuela – Mining Law – Mineral Concessions” and “– Direct Exploitation.” In December 2005 the Corporation acquired, through an indirect, wholly-owned subsidiary, the minority shareholder interests in Lo Incréible and now owns 100% of Osmin (having previously owned 51%). The Corporation further acquired the 30% outstanding interest in Tamanaco Holdings Limited, a corporation that controls the Lo Incréible Mining Company de Venezuela, (C.A.), (the “Vengroup Transaction”).

     The Vengroup Transaction resulted in the Corporation acquiring the Lo Incréible 2, Lo Incréible 4C and Lo Incréible 4D parcelas and La Victoria concession and relinquishing the Lo Incréible 4A and Lo Incréible 4B “parcelas.” “Parcelas” are concessions that are held by CVG on which CVG entered into operating agreements with third parties. As a result of the Vengroup Transaction, the Corporation’s Lo Incréible Properties total 7,800 ha in extent. The resources at the La Victoria mine are located on the Lo Incréible 4D parcela and the La Victoria concession. The Lo Incréible 2, 4C and 4D properties are governed by contracts with the CVG, whereas the La Victoria property is a concession. The concessions relinquished in the Vengroup Transaction are shown in the diagram below.

Back to Contents

Location and Property Description

     The Lo Incréible properties are located in the 15-km long Lo Incréible Belt – a northeast trending zone of scattered gold mineralization located immediately north of the town of El Callao in the El Callao District, Bolivar State, Venezuela. Ore from the La Victoria mine, located on the Lo Incréible property, is delivered to the Revemin mill for processing. See “Revemin Mill” below.

Accessibility, Physiography, Climate and Local Resources and Infrastructure

     The Lo Incréible properties, are located between El Callao and Guasipati, towns that are located on the principal two-lane paved highway that links Puerto Ordaz with Brazil. Puerto Ordaz is a major industrialized city and port on the Orinoco River, and lies 190 km by road to the north of El Callao. This highway is suitable for the transportation of major project components. A power line crosses the property, with a substation located immediately north-east of the La Victoria prospect. Access to the various deposits within the Lo Incréible land package is provided by a network of dirt roads branching off the paved interstate highway. Water is abundant and fuel costs in Venezuela are exceptionally low (US$0.05 per litre for gasoline).

     The project area lies partly in savannah and partly in low tropical forest at elevations ranging from 150 m to 300 m. The climate is tropical with average temperatures of 24°C. Annual precipitation averages 1,200 mm, and mainly falls as tropical downpours during the May to September rainy season.

     There are no permanent employees stationed at the Lo Incréible operations since the Corporation is not mining at the site on a regular basis. Employees from the Tomi operations supply necessary manpower as required. The diagram below shows the location of the open pit, waste dumps and crusher at La Victoria.

History

     Despite the El Callao district's impressive production history and Lo Incréible’s numerous surface workings, little modern exploration had taken place until Bema Gold Corp. began work in the Lo Incréible district in late 1993. Bema Gold Corp.’s exploration program began with panel sampling and geologic mapping of all the significant old workings on the Lo Incréible belt, together with 15 km of dozer and backhoe trenching of areas of interest. These two programs generated approximately 9,000 sample assays. Accessible areas of the Incréible 4 and 2 concessions, some 6,000 ha in all, were covered by soil geochemistry on a 200 m by 25 m grid, resulting in the generation of a database containing 11,128 sample assays. A low-level airborne geophysical (magnetics and radiometrics) survey was also flown over the Lo Incréible 2 and Lo Incréible 4 areas.

Back to Contents

     Areas of interest resulting from the trenching and panel sampling were followed up in 1994 by a Phase I Reverse Circulation drill program comprising 72 drill holes totalling 10,413 m. The targets generated by this drilling were subsequently followed up by additional reverse circulation and diamond drilling which, by the end of 1997, totalled 49,377 m in 302 drill holes. Nineteen additional diamond holes totalling 1,925 m were drilled in 1999.

Geology and Mineralization

     The Lo Incréible Belt is a northeast to east-northeast trending shear zone, which has a strike length of at least 15 km. Representative rock types within the belt include greenschist facies massive and pillowed basalts, intermediate to felsic volcanics and volcaniclastics, epiclastic sediments, mafic and felsic intrusives. Tropical weathering has led to the development of a saprolite layer that is locally up to 40 m thick depending on the nature of the underlying protolith and the local penetration of water along fractures and faults.

     The supracrustal sequences are complexly folded into concentric to isoclinal folds which plunge to the east at shallow angles (20° to 40°). Superimposed on the folded lithologies are zones of more intense brittle-ductile deformation that are best developed in more competent lithologies and along lithological competency contacts. The Lo Incréible shear itself is a complex zone of splays and bifurcating faults along which gold mineralizing fluids were focused.

     Gold mineralization occurs in shear-vein systems, associated with intense hydraulic brecciation, silica injection and flooding, carbonation (calcite, ankerite and ferroan dolomite), sericitization, and the deposition of sulphides, mainly pyrite and subordinate arsenopyrite. Most of the gold occurs as microscopic grains on micro-fractures within the pyrite. Some coarser visible gold can occasionally be observed within discrete quartz veins.

Drilling

     Exploration drilling on the project was carried out by Bema Gold Corp. in several phases between 1994 and 1999 resulting in 39,024 m of diamond drilling (HQ- and NQ-diameter) in 230 holes and 8,731 m of reverse circulation drilling in 71 holes. The bulk of the drilling was carried out at La Victoria (142 holes totalling 19,751 m) and La Cruz (76 holes totalling 14,642 m).

     All diamond drill holes were geo-technically logged by local technicians who measured core recovery and RQD. The holes were geologically logged by a number of different geologists and with a variety of formats until 1997 when all the drill information was coded according to lithology, structure, alteration and mineralization.

     The Corporation subsequently carried out three diamond drilling campaigns at La Victoria. These include:

•	A 35-hole, 2,885 m program in 2001 to provide detailed information for the phase 2-pit design;

•	A 10-hole, 874 m program in 2002 to delineate mineralization in the northern part of the deposit;

•	A 61-hole, 8,594 m program in 2004 to delineate mineralization beneath the Yuruari river and to increase the density of intercepts in areas of relatively sparse drilling. The greater density of drill intercepts was required for resource estimation purposes.

Mine Production

     The information presented below and under the heading “Mineral Resources” represents 100% of the production and mineral resources with respect to the Lo Incréible properties. The annual production from the La Victoria mine for the three years ended December 31, 2005 is set out below.

	2005	2004	2003

La Victoria mine
Ore mined (tonnes)	24,892	36,012	86,078
Waste mined (tonnes)	126,704	481,210	461,163
Ore processed (tonnes)	25,649	25,974	89,025
Average ore grade (g/t)	2.02	3.18	2.8
Recovery rate (%)	89%	91%	68%
Production (ounces)	1,491	2,412	5,564

Back to Contents

Mineral Resources

     The mineral resources at the La Victoria mine at December 31, 2005 were as follows:

	Mineral Resources(1)	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

Indicated	2,511	4.4	359

Notes:

(1)	The mineral resources are based on estimates prepared by MDA (Steve Ristorcelli, P. Geo.) The resource estimates are based on a cut-off grade of 2.0 grams of gold per tonne.

Environmental Liabilities

     As at December 31, 2005, the Corporation estimates that the costs of environmental protection requirements at the La Victoria mine will be US$240,000.

Current Activities

     The Corporation acquired its interest in the Lo Incréible properties in February 2001 and commenced mining operations at La Victoria in April 2001. The La Victoria mine has been the only source of the production from the Lo Incréible properties. During the fourth quarter of 2003, the Corporation reduced activities at La Victoria as a result of lower recovery rates due to the presence of refractory ore.

     During 2005, the Corporation reviewed alternative methods for processing of refractory sulphide ore at La Victoria.  However, at present, modifying the Revemin mill is not economically attractive as there is insufficient mineralized material to recover capital for mill modifications, diverting the Yuruari River and pre-production waste stripping.

     A crusher at La Victoria is currently being used to crush waste rock, which is trucked to Las Cristinas for use as construction aggregate.

Back to Contents

Revemin Mill

Overview

     The Revemin mill is located approximately 3 km southeast of the town of El Callao in the El Callao District, Bolivar State, Venezuela and has the capacity to treat 1,250 metric tonnes of ore per day and has 25 full time employees. The Revemin mill processes ore from the Tomi and Lo Incréible operations and ore purchased from independent miners at nearby operations. The Corporation holds its interest in the Revemin mill through Revemin II, C.A.

     The Revemin mill extracts gold using a conventional carbon-in-leach circuit.

Environmental Liabilities

     As at December 31, 2005, the Corporation estimates that the costs of environmental protection requirements at the Revemin mill will be US$1,115,000.

Production

     The annual production from the Revemin mill for the three years ended December 31, 2005 is set out below.

	2005	2004	2003

Revemin Mill
Tomi Open-Pit Ore Processed (tonnes)	319,287	350,008	247,644
Tomi Underground Ore Processed (tonnes)	63,319	28,454	11,070
La Victoria Ore Processed (tonnes) (1)	25,649	25,974	89,025
Purchased Ore Processed (tonnes)	10,159	39,068	22,537

Total Ore Processed (tonnes)	418,414	443,504	370,276

Head Grade of Ore Processed (g/t)	4.2	3.7	3.5
Total Recovery Rate (%)	94%	93%	84%
Total Gold Recovered (ounces)	53,178	48,973	35,244

Notes:

(1)	Represents 100% of La Victoria ore.

Albino Project

     On February 25, 2005, the Corporation announced that the MIBAM had terminated its concession rights with respect to the Albino project. The decision was based upon a review by the MIBAM of properties that are perceived to be inactive or non-compliant. The decision has been appealed by the Corporation. The Special Commission of the Permanent Commission of Energy and Mines of the National Assembly has issued a report recommending that MIBAM reconsider the termination of the concession rights with respect to the Albino project. Due to the uncertainty of the outcome of the appeal, the Corporation has written down the carrying value of its investment in the Albino project to nil and determined not to report any mineral reserves or mineral resources with respect to the Albino project.

Back to Contents

DESCRIPTION OF SHARE CAPITAL AND RELATED INFORMATION

Authorized Capital

     The share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of Class “A” preference shares and an unlimited number of Class “B” preference shares. As at December 31, 2005, there were 208,036,316 common shares, no Class “A” preference shares and no Class “B” preference shares issued and outstanding. Subsequent to the year-end 2005, the Corporation completed a non-brokered private placement for aggregate gross proceeds of US$31,000,000 million pursuant to which 10,799,000 common shares and 12,250,000 common share purchase warrants were issued.

     The following is a summary of the material provisions attached to the common shares, the Class “A” preference shares and the Class “B” preference shares.

Common Shares

     Each common share entitles the holder to receive dividends if, as and when declared by the directors, to have one vote at all meetings of holders of common shares and to participate rateably in any distribution of the assets of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the common shares.

Class “A” Preference Shares and Class “B” Preference Shares

     The Class “A” preference shares and the Class “B” preference shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of the Corporation, subject to the provisions attached to the Class “A” preference shares as a class or the Class “B” preference shares as a class. The Class “A” preference shares and the Class “B” preference shares each rank ahead of the common shares with respect to the distribution of assets of the Corporation upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

     On March 10, 1997, the board of directors of the Corporation adopted and, on June 27, 1997, the shareholders of the Corporation confirmed a shareholder rights plan (the “Plan”), to take effect at the close of business on March 10, 1997 (the “Record Date”). Subject to shareholder reconfirmation at every third annual meeting of shareholders, unless earlier redeemed or exchanged, the rights issued under the Plan will expire at the close of the Corporation’s annual meeting in 2007 (the “Expiration Time”). The Plan was last reconfirmed by the shareholders of the Corporation at the annual meeting of shareholders held on June 26, 2003. In view of the expiration of the Plan, the Corporation has chosen to adopt a new Shareholders Rights Plan to be approved at the Corporation’s annual general meeting on June 22, 2006. The current Plan is still in effect until June 22, 2006. Details of the Plan are outlined below.

     Pursuant to the Plan, the board of directors of the Corporation declared a distribution of one right (a “Right”) for each outstanding common share of the Corporation to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each common share issued after the Record Date and before the earlier of the Separation Time (described below) and the Expiration Time. The Rights will separate from the common shares in accordance with the terms of the Plan at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Corporation) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the common shares of the Corporation by any person other than pursuant to a “Permitted Bid.” In order to constitute a Permitted Bid, an offer must be made to all shareholders (other than the offeror) in compliance with the Plan, must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

     A copy of the Plan is available on the SEDAR website at www.sedar.com.

Back to Contents

Price Range and Trading Volume of the Common Shares

     The common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”). The closing price range and the trading volume of the common shares for each of the months in 2005 are set forth in the following table.

	TSX			AMEX
	High	Low	Volume	High	Low	Volume

	(C$)	(C$)		(US$)	(US$)

January	4.28	3.83	8,456,900	3.51	3.11	9,288,300
February	4.45	3.80	10,245,800	3.63	3.05	9,824,100
March	5.00	4.08	10,435,600	3.99	3.28	12,770,900
April	5.17	4.35	13,299,600	4.19	3.57	11,631,800
May	4.73	3.98	9,059,300	3.84	3.13	11,944,700
June	4.84	4.25	10,427,600	3.92	3.45	11,605,100
July	4.49	3.38	10,559,200	3.64	2.76	20,752,300
August	3.80	2.90	7,535,200	3.12	2.42	18,973,900
September	3.16	1.47	73,985,300	2.72	1.27	60,286,400
October	2.07	1.57	36,430,700	1.76	1.33	39,949,700
November	2.54	1.54	19,030,700	2.20	1.29	24,959,109
December	2.71	2.20	18,290,400	2.37	1.87	24,950,000

Dividend Policy

     No dividends have been paid on the common shares of the Corporation. The Corporation does not have any intention to pay dividends on the common shares in 2006. Any decision to pay dividends on the common shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial position and financing requirements of the Crystallex Group and other relevant factors.

Capitalization

     The following table sets forth the consolidated cash and cash equivalents, short term investments and capitalization of the Corporation as at December 31, 2005.

US$
(millions)

Cash and cash equivalents and short term investments
Unrestricted	4.1
Restricted	21.3
Total cash and cash equivalents and short term investments	25.4

Long-term debt
Bank indebtedness(1)	12.8
Exchangeable promissory notes(2)	3.6
Notes due December 23, 2011(2)	80.5
Total long-term debt	96.9

Shareholders’ equity
Common shares (authorized – unlimited; issued 208,035,316)(3)	336.5
Contributed surplus	32.5
Equity component of exchangeable bank loan	2.6
Cumulative translation adjustment	12.0
Deficit	(251.5)
Total shareholders’ equity	132.1

Total capitalization	229.0

Notes:

(1)	Includes current portion of $0.6 million. See Note 8 to the Consolidated Financial Statements.

(2)	See Note 8 to the Consolidated Financial Statements.

(3)	Does not include: (a) 8,997,727 common shares of the Corporation issuable upon the exercise of warrants at prices ranging from US$1.75 to US$2.75 per share outstanding as at December 31, 2005; and (b) 11,327,394 common shares of the Corporation issuable upon the exercise of stock options at exercise prices ranging from C$1.00 to C$4.65 per share outstanding as at December 31, 2005. See Note 11 to the Consolidated Financial Statements.

Back to Contents

LEGAL PROCEEDINGS

Withdrawal of MINCA Litigation

MINCA Litigation

     In early 1991, the CVG called for bids to develop the Las Cristinas Deposits. Placer was the winning bidder. In July 1991, Placer and the CVG entered into a joint venture agreement pursuant to which they agreed to form a joint venture company, Mineras Las Cristinas, C.A. (“MINCA”), to explore and, if feasible, develop the gold ore in the Las Cristinas Deposits. In early 1992, the CVG and MINCA entered into a contract (the “MINCA Contract”) with respect to the exploration and exploitation of the Las Cristinas Deposits.

     The work plan provided for in the MINCA Contract contained milestones with respect to the development of the Las Cristinas Deposits. During the period 1996 to 2000, MINCA suspended its development activities on several occasions.

     In August 2000, PDI and the CVG agreed that PDI would have the right, until July 15, 2001, to engage an investment bank to attempt to find an approved buyer or joint venture partner to develop the Las Cristinas Deposits. In early July 2001, PDI assigned its interest in MINCA to Vannessa Ventures Ltd. (“Vannessa”). Shortly after July 15, 2001 the CVG declared MINCA to be in default of its obligations under the MINCA Contract and gave MINCA notice that it had the cure period specified under the MINCA Contract to cure the default. In early November 2001, after expiry of the cure period, the CVG terminated the MINCA Contract for cause and took possession of the Las Cristinas Deposits and related assets.

     In March 2002, the MIBAM repossessed the Las Cristinas Deposits and related assets on behalf of the Republic of Venezuela. In April 2002, by Presidential decree, the Venezuelan government reserved for itself through the MIBAM the direct exploration and exploitation of the gold mineral located in the Las Cristinas Deposits and granted to the MIBAM the right to contract with the CVG the activities required to carry out such exploration and exploitation. In May 2002, the MIBAM and the CVG entered into an agreement pursuant to which the MIBAM granted to the CVG the right to explore and exploit the gold mineral located in the Las Cristinas Deposits and to enter into operation agreements with third parties for such purposes. In September 2002, the CVG and the Corporation entered into the Mine Operation Agreement. See “Las Cristinas Project – Mine Operation Agreement.”

     Beginning in March 2002, MINCA and Vannessa commenced a number of proceedings, (the “MINCA Litigation”) before the Venezuelan Supreme Court against the Republic of Venezuela and the CVG seeking, among other things, restitution of MINCA’s rights under the MINCA Contract or damages in lieu thereof.

Vannessa Arbitration

     In July 2004, Vannessa filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) against the Republic of Venezuela pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The Request for Arbitration alleges that the Republic of Venezuela, including its agency, the CVG, breached the Treaty; that the Republic of Venezuela expropriated the investments of Vannessa and MINCA without due process of law, in a discriminatory manner and without prompt, adequate and effective compensation contrary to Article VII of the Treaty; and that the Republic of Venezuela failed to accord fair and equitable treatment and full security to Vannessa and MINCA contrary to Article II of the Treaty. Vannessa has requested restitution and monetary damages or, in lieu of restitution, monetary damages, including out-of-pocket expenses and lost profits. Vannessa has reported that ICSID registered the Request for Arbitration in October 2004.

     Section 3(b) of Article XII of the Treaty provides that an investor may submit a dispute to arbitration under the Treaty only if “the investor has waived its right to initiate or continue any other proceedings in relation to the measure that is alleged to be in breach of the Treaty before the courts or tribunals of Venezuela or in a dispute settlement procedure of any kind.” Section 10 of Article XII of the Treaty provides that “an award of arbitration shall be final and binding.”

     In July 2004, MINCA and Vannessa discontinued the MINCA Litigation.

     Although the Corporation is not a party to the arbitration proceedings and cannot predict the outcome of these proceedings, including whether any arbitration award could have a material adverse effect on the Corporation’s rights under the Mine Operation Agreement, the Corporation believes (on the basis of advice received from special Canadian and Venezuelan legal counsel to the Corporation) that:

(a)	the possibility of an award being made that would have a material adverse effect on the Corporation’s rights under the Mine Operation Agreement is remote (on the basis that the MINCA Contract was properly terminated by the CVG; equitable remedies are normally not granted when damages are a proper and available remedy; Vannessa has included the remedy of monetary damages in lieu of restitution in its Request for Arbitration; and the Republic of Venezuela has contractually committed the Las Cristinas Deposits to a third party);

Back to Contents

(b)	if an arbitration award were made against the Republic of Venezuela, it would likely be in the form of monetary damages; and

(c)	if a restitution award were made against the Republic of Venezuela, the Republic would likely exercise its unilateral right under Section 9(b) of Article XII of the Treaty to pay monetary damages in lieu of restitution since, if the Republic were to terminate the Mine Operation Agreement, the Corporation would have a more substantial claim for damages against the Republic, particularly in light of the advanced stage of the Las Cristinas Project and the likelihood that the Las Cristinas Project will be complete before the arbitration is completed.

Vengroup Settlement

     The outstanding arbitration proceedings between the Corporation and Corporacíon Vengroup S.A. (“Vengroup”) were settled in December 2005. Details of the proceedings and settlement are outlined below.

Background

     Prior to December 2005, the Corporation indirectly owned 51% and Vengroup owned 49% of Osmin. Osmin indirectly holds the Lo Incréible operations, which include the La Victoria deposit. See “Other Assets – Lo Incréible Operations.”

     The Corporation’s subsidiary ECM and Vengroup were parties to a shareholders agreement dated May 21, 1993 (the “Shareholders Agreement”) setting out their rights and obligations as shareholders of Osmin. Pursuant to the Shareholders Agreement, ECM had the right to elect a majority of the directors, thereby exerting control over Osmin. Historically, ECM had advanced the additional funds required to pay all administrative, development and operating expenses with respect to Lo Incréible (“Advances”). All Advances made by ECM were interest-bearing loans (“Loans”) repayable by Osmin out of the net operating cash flow from Lo Incréible (the “Cash Available for Distribution”). The Cash Available for Distribution was to be applied as follows: 50% was to be paid to ECM to repay the Loans and the balance was to be paid 51% to ECM and 49% to Vengroup. Any dispute arising under the Shareholders Agreement was to be referred to arbitration by a single arbitrator.

     The Corporation, ECM and Vengroup were parties to a term sheet dated March 31, 2001, as amended by a memorandum of understanding dated July 19, 2001 (collectively, the “Term Sheet”) pursuant to which they agreed, among other things, to negotiate and execute an amended and restated Shareholders Agreement and to implement a mining and milling agreement pursuant to which ore extracted from Lo Incréible would be mined and processed by the Corporation and its subsidiaries on a cost plus basis subject to an agreed maximum (the “Maximum Mining and Milling Costs”). Prior to the commencement of arbitration proceedings, the parties had not negotiated and executed an amended and restated Shareholders Agreement or a mining and milling agreement. The Term Sheet made no reference to levels of mining or production or the term over which mining and production would be sustained.

     At the time that they entered into the Term Sheet, the Corporation, ECM and Vengroup agreed to proceed immediately to mine the gold mineral in the La Victoria deposit and to process the mined gold mineral at the Revemin mill. Mining and processing of the gold mineral in the La Victoria deposit commenced in the second quarter of 2001 but substantially ended in the third quarter of 2003 as a result of reduced gold recoveries and increased operating costs attributable to refractory ore in the La Victoria deposit.

     The Corporation has written off the carrying value of its interest in the La Victoria deposit. At December 31, 2003, the outstanding amount of the Loans was approximately US$34.6 million.

Notice of Arbitration

     In November 2004, Vengroup delivered a notice of arbitration to the Corporation and ECM (the “Notice of Arbitration”) alleging, among other things, that:

(a)	at the time that the parties entered into the Term Sheet, the Corporation made representations to Vengroup that created a binding mining and milling agreement between the parties (the “Implied Mining and Milling Agreement”) pursuant to which the Corporation agreed that the Corporation and its subsidiaries would mine and process ore from Lo Incréible using the Revemin mill at a specified rate (the “Processing Requirement”) and produce gold from the mined and processed ore at a specified rate (the “Production Requirement”) at a cost not to exceed the Maximum Mining and Milling Costs; and

Back to Contents

(b)	the Corporation and its subsidiaries had failed to comply with Processing Requirement and the Production Requirement and, as a result, Osmin had failed to generate the Cash Available for Distribution that would have been generated had the Corporation and its subsidiaries complied with the Processing Requirement and the Production Requirement.

     In the Notice of Arbitration, Vengroup sought, among other things, an award that Cash Available for Distribution would be determined by applying the Processing Requirement, the Production Requirement and the Maximum Mining and Milling Costs. Vengroup also sought a declaration that, as a result of the award, as at October 31, 2004, the Loans had been reduced to approximately US$18.9 million and Vengroup’s unpaid share of Cash Available for Distribution was approximately US$7.8 million.

Terms of Settlement

     The parties delivered mutual releases with respect to all aspects of the arbitration described above on December 29, 2005. The releases were issued by the parties in concurrence with an agreement whereby the Corporation , through ECM purchased the outstanding 49% interest in Osmin and the 30% interest in Tamanaco Holdings Ltd. owned by Vengroup and a related company for consideration consisting of US$6.6 million payable by the issuance and delivery to Vengroup of 1,467,136 the Corporation’s common shares (at a value of US$3 million) and a US$3.6 million exchangeable promissory note of ECM.

     As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and the Corporation, through its subsidiaries, now owns 100% of Osmin and Tamanaco Holdings Ltd. ECM’s obligations under the exchangeable promissory note are guaranteed by the Corporation and secured by a pledge of the shares of ECM’s Venezuelan subsidiary that directly holds the interest in the Lo Incréible properties controlled by ECM and the Corporation. As part of the transaction, the Corporation also entered into a consulting agreement with the principals of Vengroup pursuant to which the Corporation has agreed to pay aggregate consulting fees of US$600,000.

Tax Assessments

     The Company is currently appealing tax assessments in Venezuela for the years ended December 31, 1997 and 1998. The potential exposure relating to the tax assessments is approximately US$620,000 including interest and penalties.

Back to Contents

RISK FACTORS

     The business and operations of the Crystallex Group are subject to risks. In addition to considering the other information in the Annual Information Form, you should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Corporation, its business and future prospects.

Country Risk

Political and Economic Instability

     The Corporation’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Corporation has operations. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

     The Corporation’s principal mineral properties are located in Venezuela and as such the Corporation may be affected by political or economic instabilities. The risks associated with carrying on business in Venezuela include, but are not limited to, civil unrest, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Violent crime is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, small miners activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

     Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations. See also “Mining in Venezuela.”

Mine Operation Agreement

Lack of Ownership Rights

     Under Venezuelan law, all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operation Agreement.” The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas Deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

     In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

     Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

Back to Contents

(a)	if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and

(b)	if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Corporation’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

     If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Additional Funding Requirements

     Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity. See “Liquidity and Capital Resources” in Management’s Discussion and Analysis.

     In September 2005, the Corporation issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd. (“Azimuth”) and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Corporation stipulate that, until the C$10 million principal value of the unsecured notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the unsecured notes. During the fourth quarter of 2005 the Corporation received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006 the Corporation raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Corporation received gross proceeds of US$31.3 million under a private placement of units. Despite these financings, the Corporation currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

     The Corporation’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Title to Mineral Properties

     Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under “Mine Operation Agreement – Lack of Ownership Rights,” the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

Back to Contents

     In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title.This review was completed as of December 31, 2005. MIBAM is expected to complete its overall approval process by the end of March 2006. The Government’s public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Corporation currently holds for the Las Cristinas Project. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Arbitration Proceedings

     The Corporation is a party is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings. — Withdrawal of MINCA Litigation—Vanessa Arbitration.”

Mineral Exploration and Exploitation

     Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

     The Corporation’s operations may also be affected by the presence of illegal miners something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of illegal miners.

Uninsurable Risks

     Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

     The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

Back to Contents

Limited Mining Operations

     The Corporation’s Tomi operations and Revemin mill currently account for substantially all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation’s financial performance and results of operations.

Production Risks

     The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

     The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

     One of the most significant physical production issues the Corporation faces in the Las Cristinas Project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Environmental Regulation and Liability

     The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Corporation does not maintain environmental liability insurance.

     The Las Cristinas Deposits are located within the Imataca Forest Reserve. Presidential Decree 3.110, which establishes an ordinance plan and regulations for the use of the Reserve, permits mining activities in the Reserve and establishes the legal framework for such activities. Presidential Decree 3.110 replaced a previous Presidential decree that was the subject of a legal challenge before the Venezuelan Supreme Court. It is possible that Presidential Decree 3.110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas Deposits.

     Venezuelan Decree No. 1257 establishes the environmental assessment requirements for the Las Cristinas Project. The Corporation was advised that the Las Cristinas Project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

Back to Contents

Regulations and Permits

     The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

     Delays in acquiring the environmental permits, necessary to allow commencement of construction of the mine, have impacted the overall project completion. Upon receipt of the final environmental permit, the Corporation expects to commence construction for the base case 20,000 tonnes per day level which should see initial production in early 2008.

Gold Price Volatility

     The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2005, the gold price fluctuated between a low of US$253 per ounce and a high of US$536.50 per ounce. On December 30, 2005, the p.m. fixing price of gold sold in the London Bullion Market was US$513 per ounce.

     The Corporation’s revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

     The market price of the common shares of the Corporation is also affected by fluctuations in the gold price.

Currency Fluctuations

     Currency fluctuations may affect costs at the Corporation’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Credit and Market Risks

     The Corporation enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

     Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Corporation also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

Back to Contents

     The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities.

Recent Losses and Write-downs

     The Corporation incurred net losses in each of 2005, 2004, and 2003. The Corporation’s deficit at December 31, 2005 was US$251.5 million. The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Corporation. There can be no assurance that the Corporation will become profitable in the near future.

     As part of the preparation of its audited consolidated financial statements for the years ended December 31, 2004 and 2003, the Corporation undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in asset write-downs of US$32.0 million in the 2004 financial statements (of which US$13.8 million related to the Revemin mill, US$10.4 million related to the Albino project, US$3.6 million related to the operations and US$4.2 million related to three exploration properties) and write-downs of US$17.5 million in the 2003 financial statements ( of which US$14.3 million related to the La Victoria property and US$3.2 million related to three other exploration properties).

Dependence on Key Employees

     The Corporation’s business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Corporation. The Corporation does not maintain insurance on any of its key employees.

Potential Dilution

     As at December 31, 2005, the Corporation has outstanding options to purchase approximately 11,327,394 common shares of the Corporation and warrants to purchase approximately 8,997,727 million common shares of the Corporation. There were a further 139,429 options outstanding with a weighted average exercise price of C$3.19 that were not fully vested. The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation’s current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

Back to Contents

DIRECTORS AND SENIOR OFFICERS

     The following table sets forth, for each of the directors and senior officers of the Corporation, the name, municipality of residence, office, principal occupation and, if a director, the date on which the person became a director. Each director is elected to serve until the Corporation’s next annual meeting of shareholders.

Name and Municipality of Residence	Office	Principal Occupation	Director Since	Expiry of Current Term(6)

Robert A. Fung (1) Toronto, Ontario	Director, Chairman of the Board	Consultant to Orion Securities, Inc. (investment bank)	December 3, 1996	June 22, 2006

Todd Bruce (1)(4) Unionville, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer, Crystallex International Corporation	September 22, 2003	June 22, 2006

Michael J.H. Brown (1)(3)(4) Toronto, Ontario	Director	Principal, Capital Markets Advisory (a financial and capital markets advisory firm)	October 10, 2002	June 22, 2006

C. William Longden (2)(4) Toronto, Ontario	Director	Vice Chairman, Marshall, Macklin, Monaghan Limited (an engineering and construction management company)	July 25, 2000	June 22, 2006

Harry J. Near (2)(5) Ottawa, Ontario	Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group (political advisory firm)	May 5, 1997	June 22, 2006

Marc J. Oppenheimer (1)(4) Leonia, New Jersey	Director	Executive Vice President, Kenmar Global Investment Management Inc.	February 20, 1995	June 22, 2006

Johan C. van’t Hof (1)(2)(4) Toronto, Ontario	Director	President, Tonbridge Corporation (infrastructure fund manager)	March 12, 2004	June 22, 2006

Armando F. Zullo (3)(5) Vancouver, British Columbia	Director	President, A.F. Zullo & Company Ltd. (construction company)	December 3, 1996	June 22, 2006

Dan Hamilton Toronto, Ontario	Chief Financial Officer	Chief Financial Officer, Crystallex International Corporation	—	—
Dr. Sadek El-Alfy Seattle, Washington	Vice President, Operations	Vice President, Operations, Crystallex International Corporation	—	—

John Binns Toronto, Ontario	Vice President, Environment	Vice President, Environment, Crystallex International Corporation	—	—

Robert Crombie Toronto, Ontario	Vice President, Corporate Development and Planning	Vice President, Corporate Development and Planning, Crystallex International Corporation	—	—

Richard Marshall Alpharetta, Georgia	Vice President, Investor Relations	Vice President, Investor Relations, Crystallex International Corporation	—	—

Back to Contents

Name and Municipality of Residence	Office	Principal Occupation	Director Since	Expiry of Current Term(6)

Dr. Richard Spencer Richmond Hill, Ontario	Vice President, Exploration	Vice President, Exploration, Crystallex International Corporation	—	—

Brendan (Barney) Burke Toronto, Ontario	Vice President, Engineering and Construction	Vice President, Engineering and Construction, Crystallex International Corporation

Notes:

(1)	Member of the Finance and Risk Management Committee. The role of the Finance and Risk Management Committee is to assist the board of directors in fulfilling its responsibilities with respect to financial matters (including short- and long-term financings, issuances of shares, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash) and its oversight responsibilities with respect to non-financial risk management systems. A copy of the charter of the Finance and Risk Management Committee may be viewed on the Corporation’s website at www.crystallex.com.

(2)	Member of the Audit Committee. See “Audit Committee” below.

(3)	Member of the Corporate Governance Committee. The role of the Corporate Governance Committee is to assist the board of directors in fulfilling its responsibilities with respect to the composition and operation of the board of directors and committees of the board and corporate governance standards and practices. A copy of the charter of the Corporate Governance Committee may be viewed on the Corporation’s website at www.crystallex.com.

(4)	Member of the Environment, Health and Safety and Operations Committee. The role of the Environment, Health and Safety and Operations Committee is to assist the board of directors with respect to environment, health and safety matters arising out of the activities of the Corporation and to oversee the company’s operations. A copy of the charter of the Environment, Health and Safety and Operations Committee may be viewed on the Corporation’s website at www.crystallex.com.

(5)	Member of the Nominating and Compensation Committee. The role of the Nominating and Compensation Committee is to assist the board of directors in fulfilling its responsibilities with respect to the composition of the board of directors, including recommending candidates for election or appointment as directors of the Corporation, the recruitment and compensation of the Chief Executive Officer and other officers of the Corporation, executive compensation disclosure and oversight of the compensation structure and benefit programs of the Corporation. A copy of the charter of the Nominating and Compensation Committee may be viewed on the Corporation’s website at www.crystallex.com.

(6)	Proposed date for the Corporation’s 2006 annual meeting of shareholders.

     All of the directors and senior officers of the Corporation have held the principal occupations identified above with the same or associated companies or organizations for not less than five years, except for Mr. Fung who was a Senior Partner of Capital West Group (a mid-market investment bank)prior to January 2001; Mr. Bruce who was President and Chief Operating Officer of IAMGOLD Corporation (a gold mining company) prior to January 2003; Mr. Brown who held various positions with Macquarie Bank of Australia (a bank) prior to October 2001; Mr. Longden who was Vice President, Corporate Development of Marshall, Macklin, Monaghan Limited (an engineering and construction management company) prior to May 2001; Mr. Oppenheimer who was Vice-Chairman of the Corporation from September 2003 to May 2004 and the President and Chief Executive Officer of the Corporation prior to September 2003; Mr. van’t Hof who was the Chief Operating Officer of Carter Group Inc. (an automobile parts manufacturer) from July 2001 until May 2003 and was a partner and managing director with PricewaterhouseCoopers LLP prior to January 2001; Mr. Hamilton who was VP Controller of Crystallex International Corporation from August 2003 to January 31, 2006 and VP Group Controller of AMEC Inc. (a construction and engineering company) prior to August 2003;Mr. Binns who held a variety of positions in operations and project management with Barrick Gold Corporation prior to February 2004; Mr. Crombie who was a Vice President of Dresdner Bank prior to April 2001; Dr. Spencer who was the Exploration Manager (South America) of IAMGOLD Corporation prior to October 2004; and Mr. Burke who spent 7 years with Barrick Gold Corporation where he was Manager of Projects responsible for managing the EPCM function of various projects prior to January 2004.

     No director or senior officer of the Corporation has, within ten years prior to the date of this Annual Information Form:

•	been a director or officer of any reporting issuer that, while that individual was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issues access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual;

•	been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud; or

Back to Contents

•	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

     The directors and executive officers of the Corporation, and their associates and affiliates, as a group, beneficially own, directly or indirectly, 676,872 common shares of the Corporation or approximately 0.33% of the outstanding common shares of the Corporation.

Audit Committee

     The board of directors of the Corporation has established the Audit Committee to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

Composition

     The Audit Committee is composed of Johan C. van’t Hof (Chair), C. William Longden and Harry J. Near, each of whom is independent (as determined by the Board in accordance with the Policy on Independence of Directors of the Corporation, attached hereto as Schedule “F”) and financially literate (i.e., has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation) within the meaning of applicable Canadian and U.S. securities laws.

     Mr. van’t Hof was a partner and managing director with PricewaterhouseCoopers LLP, between 1991 and 2001 and is financially sophisticated (i.e., has past employment experience in finance and accounting both as a chartered accountant and as a regular lecturer to members of the accounting profession on matters of audit and finance) within the meaning of applicable U.S. securities laws.

Charter

     The composition, responsibilities and authority of the Audit Committee are set out in its charter. The terms of the charter are attached and set out in Schedule “E”.

     A copy of the charter of the Finance and Risk Management Committee may be viewed on the Corporation’s website at www.crystallex.com.

Policy on the Provision of Services by External Auditors

     The Audit Committee reviews all requests for proposed and audit or permitted non-audit services to be provided by the Company’s external auditor under the Policy on Provision of Services by External Auditors developed by the Audit Committee. Under this Policy, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Policy requires that the Audit Committee approve any audit or non-audit services that are proposed during the year.

     Copies of the Corporation’s Policy on the Provision of Services by External Auditors and the Corporation’s Code of Business Conduct and Ethics may be viewed on the Corporation’s website at www.crystallex.com.

External Auditors Service Fees

     The Corporation’s auditors are Deloitte & Touche LLP, Chartered Accountants.

     The table below sets out the fees billed by the Corporation’s auditors for each of last two years in respect of the services noted below.

	Year -ended December 31 (US$)
	2005	2004

Audit-related fees(1)	$616,104	$694,131
Tax fees(2)	$349,208	$870,553
All other fees(3)	$288,697	$737,018

	$1,254,009	$2,301,702

Back to Contents

Notes:

(1)	Fees for audit services include fees associated with annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.

(2)	Fees for tax services include tax compliance, tax planning and tax advice services.

(3)	All other fees include fees required for regulatory filing requirements and review of prospectuses.

Corporate Governance Statement

     The Corporation’s Corporate Governance Statement (together with the documents referred to in the Corporate Governance Statement) may be viewed on the Corporation’s website at www.crystallex.com.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common shares of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

     Except for the following, neither the Corporation nor any of its subsidiaries has entered into any material contract within the two years before the date of this Annual Information Form, other than contracts in the ordinary course of business:

(a)	the EPCM Contract with SNCL with respect to the development of the Las Cristinas Project described under “Las Cristinas Project – Engineering, Procurement and Construction Management;

(b)	the indenture, supplemental indenture and escrow agreement with respect to a US$100 million debt offering completed in December 2004;

(c)	a C$60 million equity draw down facility with Azimuth Opportunity, Ltd.; and

Copies of these documents are available at the SEDAR website at www.sedar.com.

INTEREST OF EXPERTS

     Deloitte & Touche LLP has prepared the audit report on the Consolidated Financial Statements, which are incorporated by reference in this Annual Information Form. MDA, SNC-Lavalin and certain other independent consultants have been involved in the preparation of certain technical reports, which are incorporated by reference in this Annual Information Form. The foregoing experts have advised the Corporation that they do not own any common shares or other property of the Crystallex Group.

ADDITIONAL INFORMATION

     Additional information with respect to the Crystallex Group may be found at the SEDAR website at www.sedar.com.

     Additional information including directors and officers remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable, is or will be contained in the management information circular for use at the next annual meeting of shareholders of the Corporation (currently scheduled for June 24, 2005).

     Additional financial information is provided in the Consolidated Financial Statements and Management’s Discussion and Analysis, copies of which are attached to this Annual Information Form as Schedule “A” and Schedule “B,” respectively.

Back to Contents

SCHEDULE “A”
CONSOLIDATED FINANCIAL STATEMENTS

Crystallex International Corporation

Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in United States Dollars)

Back to Contents

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

“Deloitte & Touche LLP”
Chartered Accountants
Toronto, Ontario

March 27, 2006

Back to Contents

Crystallex International Corporation

Table of Contents
December 31, 2005, 2004 and 2003

Page

Consolidated Balance Sheets	A-1
Consolidated Statements of Operations	A-2
Consolidated Statements of Cash Flows	A-3
Consolidated Statements of Shareholders’ Equity	A-4
Notes to the Consolidated Financial Statements	A-5 – A-45

Back to Contents

Crystallex International Corporation
Consolidated Balance Sheets
As at December 31
(Expressed in United States dollars)

	2005	2004

ASSETS

CURRENT
Cash and cash equivalents	$4,070,019	$5,766,742
Short-term investments	—	30,277,280
Restricted cash and cash equivalents (Note 4)	9,241,851	2,500,000
Accounts receivable	1,395,394	529,907
Production inventories (Note 5)	2,566,821	1,784,788
Prepaid expenses and other	2,787,495	2,785,264

	20,061,580	43,643,981
RESTRICTED CASH AND CASH EQUIVALENTS (Note 4)	12,081,312	95,505,636
PROPERTY, PLANT AND EQUIPMENT (Note 6)	215,260,043	117,329,337
DEFERRED FINANCING FEES (Note 7)	3,237,263	3,639,702

TOTAL ASSETS	$250,640,198	$260,118,656

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$20,145,034	$6,595,329
Current portion of debt (Note 8)	2,442,350	4,400,000
Current portion of commodity contract obligations (Note 9)	—	16,724,215
Current portion of asset retirement obligations (Note 10)	126,092	—

	22,713,476	27,719,544
DEBT (Note 8)	94,495,582	80,687,719
COMMODITY CONTRACT OBLIGATIONS (Note 9)	—	5,855,897
ASSET RETIREMENT OBLIGATIONS (Note 10)	1,394,646	2,301,181

	118,608,704	116,564,341

COMMITMENTS AND CONTINGENCIES (Notes 1 & 18)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 11)	336,491,624	306,031,783
CONTRIBUTED SURPLUS (Note 11)	32,489,216	31,824,328
EQUITY COMPONENT OF EXCHANGEABLE BANK LOAN (Note 8)	2,564,366	—
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(251,467,693)	(206,260,777)

	132,036,494	143,554,315

	$250,640,198	$260,118,656

(Signed) "Todd Bruce", Director	(Signed) "Johan van't Hof", Director
The accompanying notes are an integral part of the consolidated financial statements.
A-1

Back to Contents

Crystallex International Corporation
Consolidated Statements of Operations
Years ended December 31
(Expressed in United States dollars)

	2005	2004	2003

MINING REVENUE	$24,989,681	$20,245,690	$11,329,407

OPERATING EXPENSES
Operations	22,754,642	18,037,768	11,783,185
Amortization	2,366,312	1,161,042	1,019,566
Depletion	330,472	4,869,005	2,034,962

	25,451,426	24,067,815	14,837,713

OPERATING LOSS	(461,745)	(3,822,125)	(3,508,306)

OTHER EXPENSES
Amortization	1,048,296	158,969	276,722
Interest on debt	11,809,087	548,131	906,490
General and administrative	19,460,501	18,223,193	16,375,534
Stock based compensation (Note 11)	3,665,894	5,296,977	—

	35,983,778	24,227,270	17,558,746

COMMODITY CONTRACT LOSS (Note 9)	(3,770,835)	(963,717)	(16,475,340)

LOSS BEFORE OTHER ITEMS	(39,085,958)	(29,013,112)	(37,542,392)

OTHER ITEMS
Interest and other income	1,926,425	697,638	195,992
Foreign exchange (loss) gain	(1,192,593)	397,313	(3,528,401)
Write-down of property, plant & equipment (Note 6)	—	(32,003,253)	(17,506,337)
Gain on settlement of debt (Note 8)	875,610	—	—
Investment in subsidiaries (Note 12)	(6,600,000)	(493,702)	—
Loss on sale and write-down of marketable securities	—	—	(136,276)

	(4,990,558)	(31,402,004)	(20,975,022)

LOSS FROM CONTINUING OPERATIONS BEFORE NON-
CONTROLLING INTEREST	(45,206,916)	(60,415,116)	(58,517,414)
NON-CONTROLLING INTEREST	—	111,053	—

LOSS FROM CONTINUING OPERATIONS	(45,206,916)	(60,304,063)	(58,517,414)
LOSS FROM DISCONTINUED
OPERATIONS (Note 17)	—	(350,000)	(2,969,088)

NET LOSS FOR THE YEAR	$(45,206,916)	$(60,654,063)	$(61,486,502)

NET LOSS PER SHARE
Continuing operations	$(0.23)	$(0.35)	$(0.49)
Discontinued operations	—	—	(0.03)

	$(0.23)	$(0.35)	$(0.52)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	194,729,931	172,234,551	118,309,198

The accompanying notes are an integral part of the consolidated financial statements.
A-2

Back to Contents

Crystallex International Corporation
Consolidated Statements of Cash Flows
Years ended December 31
(Expressed in United States dollars)

	2005	2004	2003

CASH FLOWS FROM CONTINUING
OPERATING ACTIVITIES
Loss for the year – continuing operations	$(45,206,916)	$(60,304,063)	$(58,517,414)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization and depletion	3,399,620	6,189,016	3,331,250
Unrealized foreign exchange gain	—	(71,279)	493,576
Accretion expense on asset retirement obligation	345,460	—	—
Director's fees	190,000	100,000	57,000
Non controlling interest in loss of subsidiary	—	(111,053)	—
Interest accretion on debt	2,672,895	79,249	—
Management and consulting fees	—	—	1,378,175
Unrealized commodity contract (gain) loss	(8,265,111)	(18,127,999)	13,808,154
Stock based compensation	3,665,894	5,296,977	—
Extension of warrants	—	225,178	—
Loss on sale and write-down of marketable securities	—	—	136,276
Gain on settlement of debt	(875,610)	—	—
Investment in subsidiaries	6,600,000	493,702	—
Write-down of mineral properties	—	32,003,253	17,506,337
Changes in other operating assets and liabilities (net of effects from purchase of subsidiaries):
(Increase) decrease in accounts receivable	(865,487)	330,994	(1,993,392)
Increase in production inventories	(782,033)	(33,085)	(1,160,650)
Increase in prepaid expenses and other	(2,231)	(1,752,719)	(745,147)
Decrease in due from related parties	—	—	68,221
Increase (decrease) in accounts payable and accrued liabilities	6,409,112	(323,269)	(710,761)
Increase (decrease) in due to related parties	—	—	(190,297)

	(32,714,407)	(36,005,098)	(26,538,672)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment	(94,369,873)	(50,900,524)	(9,032,425)
Decrease (increase) in restricted cash and cash equivalents	76,682,473	(98,005,636)	—
Decrease (increase) in short-term investments	30,277,280	(30,277,280)	—
Sale of marketable securities	—	—	365,912

	12,589,880	(179,183,440)	(8,666,513)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	15,892,242	115,113,111	7,059,199
Debt borrowings	7,673,793	78,550,000	3,136,089
Proceeds from orderly disposition of shares	—	3,957,285	—
Debt repayments	(4,512,500)	(1,029,530)	(1,584,934)
Deferred financing fees	(898,657)	(3,489,122)	—
Special warrants and warrants	272,926	—	44,765,443

	18,427,804	193,101,744	53,375,797

CASH FLOWS FROM CONTINUING OPERATIONS	(1,696,723)	(22,086,794)	18,170,612
CASH FLOWS FROM DISCONTINUED OPERATIONS	—	1,650,000	831,476
EFFECT OF FOREIGN EXCHANGE RATE
CHANGES ON CASH AND CASH EQUIVALENTS	—	—	3,595,235

(DECREASE) INCREASE IN CASH
AND CASH EQUIVALENTS	(1,696,723)	(20,436,794)	22,597,323
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,766,742	26,203,536	3,606,213

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,070,019	$5,766,742	$26,203,536

Supplemental disclosure with respect to cash flows (Note 15)
The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

Crystallex International Corporation
Consolidated Statements of Shareholders' Equity
Years ended December 31
(Expressed in United States dollars)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Deficit	Cumulative Translation Adjustment	Equity component of Convertible Notes/ Exchangeable Debt	Total

Balance at December 31, 2002	91,722,278	127,012,205	2,252,500	2,915,183	11,678,170	3,657,902	(80,571,880)	(2,894,717)	2,482,126	52,600,819
Shares issued: Exercise of options	270,000	332,500	—	—	—	—	—	—	—	332,500
Conversion of warrants	4,803,457	8,185,623	—	—	(4,803,457)	(1,458,924)	—	—	—	6,726,699
Directors' fees	40,080	57,000	—	—	—	—	—	—	—	57,000
Settlement of mineral property dispute	229,283	542,766	—	—	—	—	—	—	—	542,766
Settlement of bank loan and bank fees	2,348,184	2,114,811	—	—	—	—	—	—	—	2,114,811
Financial advisory fees	350,000	650,590	—	—	—	—	—	—	—	650,590
Finders fee	61,695	109,705	—	—	—	—	—	—	—	109,705
Legal fees	1,281,124	2,179,579	—	—	—	—	—	—	—	2,179,579
Conversion of notes	17,036,967	16,444,612	—	—	—	—	—	—	(2,482,126)	13,962,486
Conversion of special warrants	17,260,455	14,365,200	(17,260,455)	(14,365,200)	—	—	—	—	—	—
Special warrants and warrants issued for cash	—	—	27,807,955	23,336,598	13,903,977	21,428,845	—	—	—	44,765,443
Warrants issued for consulting fee	—	—	—	—	900,000	1,027,490	—	—	—	1,027,490
Warrants issued with convertible notes	—	—	—	—	150,000	197,420	—	—	—	197,420
Warrants issued with promissory notes	—	—	—	—	450,000	171,157	—	—	—	171,157
Warrants expired during the year	—	—	—	—	(2,235,918)	—	—	—	—	—
Options issued to non-employees	—	—	—	—	—	192,104	—	—	—	192,104
Warrants extended during the year	—	—	—	—	—	592,177	(592,177)	—	—	—
Change in CTA Balance	—	—	—	—	—	—	—	14,853,698		14,853,698
Net loss for the year	—	—	—	—	—	—	(61,486,502)	—	—	(61,486,502)

Balance at December 31, 2003	135,403,523	171,994,591	12,800,000	11,886,581	20,042,772	25,808,171	(142,650,559)	11,958,981	—	78,997,765
Adjustment for change in policy re stock-based compensation	—	—	—	—	—	2,956,155	(2,956,155)	—	—	—
Shares issued: Public equity offering	28,750,000	81,935,995	—	—	—	—	—	—	—	81,935,995
Unit offering	6,500,000	20,484,750	—	—	—	—	—	—	—	20,484,750
Exercise of options	1,251,000	1,581,512	—	—	—	(172,624)	—	—	—	1,408,888
Conversion of warrants	4,908,046	13,573,007	—	—	(4,908,046)	(2,289,529)	—	—	—	11,283,478
Directors' fees	40,976	100,000			—	—	—	—	—	100,000
Finders fee	19,232	50,000			—	—	—	—	—	50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	—	—	—	—	—	—
Share exchange – El Callao	163,958	468,062	—	—	—	—	—	—	—	468,062
Proceeds from orderly disposition of shares	—	3,957,285	—	—	—	—	—	—	—	3,957,285
Options issued	—	—	—	—	—	5,296,977	—	—	—	5,296,977
Warrants expired during the year	—	—	—	—	(2,126,491)	—	—	—	—	—
Extension of warrants	—	—	—	—	—	225,178	—	—	—	225,178
Net loss for the year	—	—	—	—	—	—	(60,654,063)	—	—	(60,654,063)

Balance at December 31, 2004	189,836,735	306,031,783	—	—	13,008,235	31,824,328	(206,260,777)	11,958,981	—	143,554,315
Shares issued: Unit offering	200,000	466,549	—	—	450,000	272,926	—	—	—	739,475
Exercise of options	775,000	1,196,957	—	—	—	(143,934)	—	—	—	1,053,023
Issuance of shares under equity drawn down facility	12,273,236	17,394,493	—	—	—	—	—	—	—	17,394,493
Acquisition of non-controlling interest	1,467,136	3,000,000	—	—	—	—	—	—	—	3,000,000
Conversion of warrants	3,418,500	8,210,355	—	—	(3,418,500)	(3,129,998)	—	—	—	5,080,357
Directors' fees	65,186	190,000	—	—	—	—	—	—	—	190,000
Share exchange – El Callao	523	1,487	—	—	—	—	—	—	—	1,487
Exchangeable debt	—	—	—	—	—	—	—	—	2,564,366	2,564,366
Options issued to employees	—	—	—	—	—	3,665,894	—	—	—	3,665,894
Warrants expired during the year	—	—	—	—	(1,042,008)	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—	(45,206,916)	—	—	(45,206,916)

Balance at December 31, 2005	208,036,316	$336,491,624	—	$—	8,997,727	$32,489,216	(251,467,693)	$11,958,981	$2,564,366	$132,036,494

The accompanying notes are an integral part of the consolidated financial statements.
A-4

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (see below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The Company’s principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the final environmental permit which will allow management to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it has received official notice from the Venezuelan Ministry of Basic Industries and Mines (“MIBAM”) advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project (Note 19). This approval represents the final external input required by the Ministry of the Environment and Natural Resources (“MARN”) to complete the permitting process.

The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company’s ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 21.

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, all of which are controlled through the ownership of a majority voting interest. All inter-company balances and transactions have been eliminated.

Translation of foreign currency subsidiaries and foreign currency balances

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated from the local currency into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the year end exchange rates, and non-monetary assets and liabilities are translated into U.S. dollars using historical rates of exchange. Revenues and expenses are translated into U.S. dollars at average rates for the year. Exchange gains and losses on translation are included in income.

The Company translates monetary assets and liabilities that are denominated in foreign currencies at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at average rates in the month except for depreciation and amortization, which are translated using the same rates as the related assets. Foreign exchange gains and losses on monetary items are recorded on the statement of operations as they occur.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Short-term investments

Short-term investments include highly liquid investments with original maturities greater than three months and less than one year.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2005 and December 31, 2004.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization is being provided for using the straight-line method over the following periods, not to exceed the estimated life of mine:

Buildings	5	years
Field vehicles	5	years
Furniture and equipment	5	years
Mill and plant	20	years
Mining equipment	10	years

Mineral properties and deferred exploration and development expenditures

Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Asset retirement obligations

The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is amortizated and charged to amortization expense over the life of the associated asset. The obligation is accreted over the period of expected cash flows with a corresponding charge to operating income. The fair value of the obligation for asset retirement is re-assessed annually.

Impairment of long lived assets

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. The

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long lived assets (continued)

amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value, which is measured using the discounted cash flows.

Non-producing mineral properties are evaluated for impairment based on management’s intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Production inventories

Gold in doré, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

Consumables and spare parts inventory are valued at the lower of average and replacement cost.

Income taxes

The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities. The Company provides a valuation allowance against the recorded future income tax asset when it appears more likely than not that some or all of the future income tax assets will not be realized.

Revenue recognition

Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

Deferred financing fees

Costs related to the Company’s debt financings are deferred and amortized over the term of the related financing.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted per share amounts are calculated using the treasury stock method. In 2005 the potential effect of the outstanding convertible notes, stock options and warrants were anti-dilutive.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Commodity derivative contracts

The Company has in the past entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheets, under the caption commodity contract obligations, at estimated current fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the commodity contract obligations and realized gains/losses on the commodity contract obligations, are recognized in the Statement of Operations in the period of the change or settlement as a commodity contract gain (loss).

Stock-based compensation plan

The Company has stock-based compensation plans which are described in Note 11. The Company accounts for stock options using the fair value method, whereby compensation expense for stock options, granted since January 1, 2002, is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used include those relating to the timing and receipt of the Permit to Impact Natural Resources (the “permit”), to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital, income taxes and required asset retirement obligations. These estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

Fair value of financial instruments

The balance sheet carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The fair value of debt is disclosed in Note 8.

Fair values of certain financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the caption commodity contract obligations. As at December 31, 2005 the Company no longer had any obligations outstanding under fixed forward contracts and written call options.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

3.	CHANGES IN ACCOUNTING POLICIES

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants to account for variable interest entities (“VIE’s”). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either: lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; have equity owners who are unable to make decisions about the entity; or, have equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE’s expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on the Company.

4.	RESTRICTED CASH AND CASH EQUIVALENTS

As at December 31, 2005 the Company had $21,323,163 of restricted cash and cash equivalents (December 31, 2004 – $98,005,636). This balance is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and interest expense on Notes payable (Note 8). The current portion relates to the cash commitments necessary to meet interest payments on the Notes payable due within the next 12 months.

5.	PRODUCTION INVENTORIES

	2005	2004

Gold in doré	$406,435	$265,972
Gold in process	732,074	409,986
Stockpiled ore	28,484	4,421
Consumables and spare parts	1,399,828	1,104,409

	$2,566,821	$1,784,788

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31, are as follows:

		2005

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$99,939,283	$7,783,659	$92,155,624
Mineral properties	130,177,569	7,877,218	122,300,351
Deferred exploration and development expenditures	3,658,007	2,853,939	804,068

	$233,774,859	$18,514,816	$215,260,043

	2004

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$26,627,278	$5,642,790	$20,984,488
Mineral properties	103,630,076	7,653,154	95,976,922
Deferred exploration and development expenditures	2,459,187	2,091,260	367,927

	$132,716,541	$15,387,204	$117,329,337

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

The net book values of property, plant and equipment by location are as follows:

	2005

	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total

Las Cristinas	$90,930,549	$122,270,993	$—	$213,201,542
Tomi Concession	—	29,358	804,068	833,426
Revemin mill	957,455	—	—	957,455
Corporate	267,620	—	—	267,620

Total	$92,155,624	$122,300,351	$804,068	$215,260,043

	2004

	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total

Las Cristinas	$17,728,275	$95,723,486	$—	$113,451,761
Tomi Concession	—	253,436	367,927	621,363
Revemin mill	3,041,238	—	—	3,041,238
Corporate	214,975	—	—	214,975

Total	$20,984,488	$95,976,922	$367,927	$117,329,337

Deferred exploration and development expenditures are not re-classified as costs of mineral properties once production has commenced.

The Company reviews annually the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. Write downs to the estimated fair market value amounting to $ Nil (2004 – $32,003,253; 2003 – $17,506,337) were included within the Statements of Operations.

Property, plant and equipment summarized by property is as follows:

Las Cristinas

On September 17, 2002, the Company entered into a non-assignable mining agreement (the “Agreement”) with the Corporación Venezolana de Guayana (“CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela (“MEM”), pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale (Note 18). As a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

The aggregate cost incurred by the Company to December 31, 2005 to obtain the right to exploit the area is $213,201,542, represented by $196,277,396 of payments in cash and $16,924,146 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders’ fees of $36,170,393 ($24,978,317 cash; and $11,192,076 through shares) and professional fees and related expenses of $177,031,149 ($171,299,079 cash; and $5,732,070 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties of $ Nil during the year ended December 31, 2005 ( 2004 – $ Nil; 2003 – $3,014,401) and travel and administrative costs of $370,579 during the year ended December 31, 2005 (2004 – $634,679; 2003 – $323,934).

Bolivar Goldfields Properties

The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This ownership includes the Tomi concession, Revemin mill and related exploration lands in Venezuela.

Albino 1 Concession

The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. On February 25, 2005, the MEM notified the Company that it had terminated the Company’s Albino concession rights. The Company has appealed this decision; however, due to the uncertainty of the outcome of this appeal the Company wrote down the carrying value of its investment in the Albino concession to $ Nil as at December 31, 2004.

7.	DEFERRED FINANCING FEES

Deferred financing fees of $3,237,263, net of accumulated amortization of $617,908 (December 31, 2004 – $3,639,702, net of accumulated amortization of $275,026), relate to costs incurred in the issuance of unit offerings and debt borrowings.

8.	DEBT

	2005	2004

Bank loan	$12,840,234	$6,458,470
Exchangeable promissory notes	3,600,000	—
Notes payable	80,497,698	78,629,249

	96,937,932	85,087,719
Less: Current portion of debt	(2,442,350)	(4,400,000)

	$94,495,582	$80,687,719

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

8.	DEBT (continued)

Bank loan

On December 23, 2005 the Company and its subsidiaries restructured their outstanding obligations to Standard Bank Plc (“SB”) to close out all outstanding gold forward sales and call option transactions and to amend its existing credit agreement.

Pursuant to the restructuring, (1) the gold forward sales and call options transactions were closed out and the resulting liability of approximately $14,315,000 was converted into a fully drawn term loan facility, which will be amortized over the next three years and will mature on December 31, 2008 and (2) the payment obligation due in January 2006 was restructured and coordinated with the payment terms of the new term loan facility. The Company’s guarantee will continue to apply to its subsidiaries’ obligations under the new term loan facility and the restructured credit agreement. The obligations under the restructured credit agreement continue to be secured by charges against certain mining properties (other than the Las Cristinas Project and the Lo Increible operations) and a pledge of shares of certain Crystallex subsidiaries.

The principal amounts outstanding under the new term loan facility and the restructured credit agreement bear interest at a rate per annum equal to LIBOR plus 2.5%. The Company is required to make a single aggregate payment of $150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. The Company is also required to make additional principal repayments under the new term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements.

Of the principal amount outstanding under the new term loan facility, $7,500,000 is exchangeable at the option of SB for Crystallex common shares at a price per common share equal to the lesser of the average market price of Crystallex common shares on the Toronto Stock Exchange (“TSX”) for the five trading days preceding December 23, 2005 and the average market price of Crystallex common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share may not be less than C$2.00. Crystallex may require SB to exercise its exchange right if the average market price of Crystallex common shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40. If SB does not exercise all of its exchange rights in these circumstances, the remainder of the exchangeable portion of the debt under the new term loan facility becomes non-exchangeable. The exchangeable portion of the debt under the new term loan facility ranks subordinate by its terms to the senior unsecured notes of the Company due December 2011.

Of the $7,500,000 exchangeable portion of the debt, $4,935,634 and $2,564,366 respectively, was allocated between the liability and equity components of the debt. The liability component represents the present value of the exchangeable portion discounted using the interest rate that would have been applicable to the non-exchangeable debt. The equity component represents the present value of the interest payments which the Company could settle through the issuance of shares or by cash, discounted at the same rate as the liability component (the interest component) and the right of SB to convert the principal of the debt into common shares, determined as the residual amount at the date of the new term loan facility.

As a result of restructuring the $2,053,000 principal payment due in January 2006 under the existing credit agreement with SB, the Company recorded a gain of $875,610.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

8.	DEBT (continued)

Exchangeable promissory note

On December 31, 2005 in connection with the acquisition of the non-controlling interest described in Note 11, the Company, through ECM (Venco) Ltd, (“ECM”), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. (“Vengroup”) a $3,600,000 exchangeable promissory note of ECM.

The exchangeable promissory note is non-interest bearing and is payable in four equal semi-annual instalments commencing the earlier of the delivery of a notice or on June 29, 2006. Vengroup may elect to exchange the instalment payments for, and ECM may elect to satisfy its obligations to make instalment payments by delivery of Crystallex common shares. The number of Crystallex common shares to be delivered to Vengroup will be based upon the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding the delivery of an exchange notice by Vengroup or ECM.

Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion. The Company has agreed to indemnify Vengroup for any net cumulative loss on the sale of these shares for a six month period, up to the next instalment payment due date. At December 31, 2005 the Company had not delivered to Vengroup any common shares under this arrangement.

Notes payable

In conjunction with a Unit offering (Note 11) on December 23, 2004, the Company issued $100,000,000 principal amount senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable on a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

8.	DEBT (continued)

Notes payable (continued)

The Notes were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the Notes. The discounted fair value of the Notes will be accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

Series 2 Notes Payable

In conjunction with a Unit offering on September 14, 2005 (Note 11), the Company issued C$10,000,000 principal amount of 5% Senior Unsecured Notes (“Series 2 Notes”) due March 13, 2006 for proceeds of C$9,192,354 (US$7,775,812), net of issue expenses. Interest is payable on March 13, 2006 or sooner in connection with certain redemption and change of control events.

The Series 2 Notes were derived from a financial instrument that contained both a liability and an equity component. As a result, the equity component was allocated based on the fair value of the 200,000 common shares and 450,000 warrants issued with the Unit offering, calculated at $466,549 for the common shares and $272,926 for the warrants, with $7,654,554 being the discounted fair value of the Series 2 Notes. The discounted fair value of the Series 2 Notes was accreted to the face value of the Series 2 Notes using the effective rate method, with the resulting charge recorded to interest expense.

The Company used 50% of the net proceeds received from the issuance of common shares pursuant to its equity drawdown facility to repay its obligations under the Series 2 Notes (Note 11). As at December 31, 2005 the Company had settled through the issuance of common shares all outstanding principal and interest obligations under the Series 2 Notes.

Interest accretion

Interest accretion on the Series 2 Notes payable and Notes payable of $2,672,895 was expensed during the year ended December 31, 2005 (2004 – $79,249 ) as a component of interest expense.

Principal payments

Principal payments of debt are due as follows:

	Bank loan	Exchangeable promissory notes	Notes payable	Total

2006	$642,350	$1,800,000	$—	$2,442,350
2007	690,432	1,800,000	—	2,490,432
2008	14,947,428	—	—	14,947,428
2011	—	—	100,000,000	100,000,000

	16,280,210	3,600,000	100,000,000	119,880,210
Less: discount	(3,439,976)	—	(19,502,302)	(22,942,278)

	$12,840,234	$3,600,000	$80,497,698	$96,937,932

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

8.	DEBT (continued)

As at December 31, 2005 the fair value of the Company’s debt was $71,880,208 (2004 – $85,087,719).

9.	COMMODITY CONTRACT OBLIGATIONS

On December 23, 2005 the Company closed out all of its outstanding gold forward sales and call option obligations as part of a restructuring of its outstanding obligations with SB (Note 8). As at that date the Company had outstanding obligations of 71,239 ounces at an average price of approximately $308 per ounce which were closed out at an average price of approximately $505 per ounce.

For the period ended December 31, 2005, the Company has recorded an unrealized gain of $8,265,111 (2004 – gain of $18,127,999; 2003 – loss of $13,808,154) in marking its portfolio of written call options and fixed forward contracts to market. The unrealized gain represents the reduction in the fair value of the Company’s commodity contract obligations for the period January 1, 2005 to December 23, 2005. The unrealized gain was offset by a realized loss of $12,035,946 (2004 – $19,091,716; 2003 – $2,667,186). The realized loss arose during that period as the Company settled commodity contact obligations totaling 93,119 ounces at a cash cost of $12,035,946.

10.	ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15% to 25%. As of December 31, 2005, undiscounted cash outflows approximating $3.78 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

10.	ASSET RETIREMENT OBLIGATIONS (continued)

The following table explains the change in the asset retirement obligations:

As at December 31	2005	2004

Asset retirement obligations, beginning of year	$2,301,181	$—
Liabilities incurred	—	2,301,181
Liabilities settled	(30,000)	—
Accretion expense	345,460	—
Revisions in estimated cash flows	(1,095,903)	—

	$1,520,738	$2,301,181
Less : Current Portion	(126,092)	—

Asset retirement obligations, end of year	$1,394,646	$2,301,181

11.	SHARE CAPITAL

	2005	2004

Authorized
Unlimited common shares, without par value
Unlimited Class "A" preference shares, no par value
Unlimited Class "B" preference shares, no par value
Issued
208,036,316 Common Shares (2004 – 189,836,735)	$336,491,624	$306,031,783

Warrants

As at December 31, 2005, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:
Range of Exercise Price – US$	Number of Shares	Weighted Average Remaining Contractual Life (Years)

$1.75 to $2.12	500,000	1.27
$2.50 to $2.75	8,497,727	0.69

	8,997,727

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

11.	SHARE CAPITAL (continued)

Stock options (continued)

As at December 31, 2005 stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding Options

Range of Exercise Price – Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price – Cdn$

$1.00 to $1.50	1,652,500	1.88	1.24
$1.75 to $2.60	4,442,644	4.94	2.23
$2.65 to $3.60	3,686,250	6.40	3.05
$4.00 to $4.65	1,546,000	5.68	4.25

	11,327,394

A summary of the status of the stock option plan as at December 31, and changes during each year ended on those dates is as follows:

	2005		2004		2003

	Number of Shares	Weighted Average Exercise Price – Cdn$	Number of Shares	Weighted Average Exercise Price – Cdn$	Number of Shares	Weighted Average Exercise Price – Cdn$

Outstanding, beginning of year	10,950,250	$2.46	8,966,000	$1.97	6,952,500	$1.76
Granted – Employees	1,407,644	3.28	3,285,250	3.37	2,248,500	2.56
Granted – Non Employees	—	—	—	—	250,000	2.12
Exercised	(775,000)	(1.66)	(1,251,000)	1.44	(270,000)	1.64
Expired	(255,500)	(2.02)	(50,000)	1.50	(215,000)	1.85

Outstanding, end of year	11,327,394	$2.63	10,950,250	$2.46	8,966,000	$1.97

Weighted average fair value of options granted during the year – Cdn $		$2.75		$2.23		$1.92

As at December 31, 2005, there were 139,429 options outstanding, with a weighted average exercise price of C$3.19 that were not fully vested (2004 – 877,500 options; $3.32 weighted average exercise price).

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

11.	SHARE CAPITAL (continued)

Supplemental information for stock-based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without the restatement of prior periods, the fair value method of accounting for all stock options granted to employees. The compensation expense recorded in the year ended December 31, 2005 was $3,665,894 (2004 – $5,296,977). The corresponding amount is initially recorded as contributed surplus subsequently reclassified to share capital when options are exercised. Any consideration paid by employees on exercise of stock options is credited to share capital.

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:
	2005	2004	2003

Risk free interest rate	3.61%	4.38%	4.04%
Expected life	3.97 years	5.98 years	3.95 years
Expected volatility	105%	75%	108%
Expected dividends	—	—	—

The following table presents the net loss and net loss per share for the years ended December 31 had the Company recorded stock options as compensation expense on the date of grant, amortized over the vesting periods of the options.

	2005	2004	2003

Net loss	$(45,206,916)	$(60,654,063)	$(61,486,502)
Incremental compensation expense	—	—	(2,696,968)

Pro forma net loss	$(45,206,916)	$(60,654,063)	$(64,183,470)

Pro forma net loss per share	(0.23)	$(0.35)	$(0.54)

Financing Transactions

Fiscal 2005 Activities

On July 29, 2005, the Company filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement with the United States Securities and Exchange Commission pursuant to the multijurisdictional disclosure system. On August 23, 2005 the preliminary short form base shelf prospectus and registration statement became effective. This prospectus enables the Company to offer at its option, over a 25-month period, up to an aggregate of C$75 million of senior unsecured notes, common shares, warrants and units in one or more offerings.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

11.	SHARE CAPITAL (continued)

Fiscal 2005 Activities (continued)

On September 14, 2005 the Company established, as covered under the short form base shelf prospectus, a C$60 million equity draw down facility with a counterparty and also issued and sold to them for gross proceeds of C$10 million (received on closing), Units comprising C$10,000,000 principal amount of 5% Series 2 Notes due March 13, 2006, 200,000 common shares, and warrants to acquire 450,000 common shares exercisable on or before September 13, 2006 at a price of C$3.19 per share. The securities comprising the Units separated immediately upon issue (Note 8). During the period October 5, 2005 through to December 16, 2005 the Company issued 12,272,236 common shares for net proceeds of $17.8 million under its equity draw down facility. In accordance with the terms of the draw down facility a portion of the proceeds were used to repay the outstanding Series 2 Notes.

On December 30, 2005, the Company acquired the non-controlling shareholder interests in the holding companies which own or control the interests in certain of Lo Incréible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit). Under the terms of the transaction ECM purchased the 49% outstanding interest in Osmin Holdings Limited (“Osmin”) and the 30% outstanding interest in Tamanaco Holdings Limited (“Tamanaco”) owned by Vengroup and a related company, for consideration consisting of $6,600,000 payable as follows:

–	$3,000,000 by the issuance and delivery to Vengroup of 1,467,136 Crystallex common shares;
–	$3,600,000 by the issuance and delivery to Vengroup of a $3,600,000 exchangeable promissory note of ECM (Note 8).

In addition, the arbitration proceedings between Crystallex and Vengroup were terminated and the parties delivered mutual releases with respect to the subject matter of the arbitration proceedings. As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and the Company, through its subsidiaries, now owns 100% of Osmin and Tamanaco. ECM’s obligations under the exchangeable promissory note are guaranteed by a subsidiary of ECM and secured by a pledge of the shares of ECM’s Venezuelan subsidiary that directly holds the interest in the Lo Increible properties. As part of the transaction, Crystallex also entered into a consulting agreement with the principals of Vengroup pursuant to which Crystallex has agreed to pay aggregate consulting fees of $600,000. These amounts have been expensed during the year and have been included in general and administrative expenses in the consolidated statement of operations.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

11.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2004 Activities

On April 5, 2004, the Company completed a C$100 million public equity offering whereby 25,000,000 common shares were issued at C$4.00 per common share. The net proceeds received by the Company, after considering the underwriters’ fee, amounted to $71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at C$4.00 per common share. The net proceeds received by the Company, after considering the underwriters’ fee, amounted to $10,475,873. Other expenditures related to this public equity offering and over-allotment amounted to $234,609.

On December 23, 2004, the Company completed a $100 million offering whereby 100,000 Units of the Company were issued at a price of $1,000 per Unit. Each Unit was comprised of $1,000 principal amount of senior unsecured notes and 65 common shares of the Company. The net proceeds received by the Company, after considering the underwriters’ fee of $4,000,000 and other expenditures of $500,000, amounted to $95,500,000. The equity component of this offering was allocated based on the fair value of the shares issued, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes (Refer to Note 8).

The net proceeds of the offering (the “Escrowed Funds”) were deposited with CIBC Mellon Trust Company (the “Escrow Agent”) under the terms of an escrow agreement (the “Escrow Agreement”) dated December 23, 2004 between the Company and the Escrow Agent. The Escrowed Funds are divided into two pools: one pool equal to the aggregate amount of the interest payable on the first three interest payments dates (the “Interest Pool”), and, the other pool equal to the balance of the Escrowed Funds (the “Project Pool”).

Under the terms of the Escrow Agreement, the Escrow Agent will release an amount equal to the interest payment from the Interest Pool, when the Company makes each of the first three interest payments to the Trustee. If the Company completes one or more offerings of common shares or debt securities convertible into common shares and receives aggregate net proceeds of $75 million or more, the Escrow Agent will release the balance, if any, of the Interest Pool to the Company.

Under the terms of the Escrow Agreement, the Escrow Agent will release funds from the Project Pool to pay Approved Capital Budget Expenditures. Approved Capital Budget Expenditures are defined in the Escrow Agreement to include capital expenditures that are specifically contemplated by the feasibility studies or the project control budget relating to the Las Cristinas Project and are permitted under Venezuelan law as evidenced by an opinion of Venezuelan counsel to the Company.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

11.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2003 Activities

On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of C$1.60 per special warrant for aggregate proceeds of $2.8 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until March 5, 2005 at a price of C$2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

On March 14, 2003, the Company arranged a $3.0 million debt financing which closed in three tranches on March 14, 2003 ($1.5 million), May 2, 2003 ($1.0 million) and May 15, 2003 ($0.5 million). Under the terms of the transaction, the Company issued $3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exercisable for 300,000 Common Shares until May 2, 2005 at an exercise price of $1.32 per share and common share purchase warrants exercisable for 150,000 Common Shares until May 15, 2005 at an exercise price of $1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exercisable for 150,000 Common Shares until August 27, 2005 at an exercise price of $3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of C$1.25 per special warrant for aggregate proceeds of $2.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until May 9, 2005 at a price of C$1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of C$1.25 per special warrant for aggregate proceeds of $5.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until June 20, 2005 at a price of C$1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

11.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2003 Activities (continued)

On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of $2.20 per special warrant for aggregate proceeds of $10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exercisable for one Common Share until September 16, 2006 at a price of $2.75 per share.

On September 8, 2003, the Company issued 12,800,000 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of $28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exercisable for one Common Share until September 8, 2006 at a price of $2.75 per share. All of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

Loss per common share

The following table outlines the calculation of the basic loss per common share:

	2005	2004	2003

Numerator for basic and diluted loss per common share:

Loss from continuing operations attributable to common shareholders	$(45,206,916)	$(60,304,063)	$(58,517,414)
Benefit conferred to warrant holders	—	—	(592,177)

Loss from continuing operations attributable to common shareholders	$(45,206,916)	$(60,304,063)	$(59,109,591)

Denominator for loss per common share calculation – adjusted weighted average number of shares outstanding	194,729,931	172,234,551	118,309,198

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

11.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Shareholder Rights Plan

Effective March 10, 1997 (the “Record Date”), the Company adopted a shareholder rights plan (the “Plan”). The rights issued under the Plan will expire at the close of the Company’s annual meeting in 2007 (the “Expiration Time”), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company’s 2003 annual meeting.

Pursuant to the Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

In order to constitute a “Permitted Bid”, an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

12.	INVESTMENT IN SUBSIDIARIES

In November 2004, Vengroup delivered a notice of arbitration to the Company and ECM. On December 29, 2005 the Company and ECM reached a settlement with Vengroup. As part of this settlement ECM acquired the non-controlling shareholder interests in the holding companies which own or control the mining rights to certain of its Lo Increible mining properties for consideration of $6.6 million. As part of the transaction to acquire the non-controlling shareholder interests, the Company also entered into a two-year consulting agreement for total fees of $600,000 (Note 11). This investment in ECM and its subsidiaries, was subsequently written down to nil as at December 31, 2005, as the Company had previously written off its controlling interest in the related underlying mining assets.

Effective August 19, 2004, the Company, acquired under a plan of arrangement all of the outstanding shares of El Callao Mining Corporation (“El Callao”) not previously owned. As a result of this transaction 0702259 B.C. Ltd., a successor company to El Callao under the plan of arrangement and a subsequent amalgamation, is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of El Callao (other than Crystallex) received 0.01818 of a Crystallex common share for each of their El Callao shares representing a total obligation to issue 172,975 Crystallex common shares. The value associated with acquiring these shares was $493,702. This investment was subsequently written down to $ Nil in 2004. As at December 31, 2005, the Company had issued 164,481 common shares against this obligation.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

13.	RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

	a)	Paid or accrued consulting, underwriting and management fees of $120,960 (2004 – $2,843,447; 2003 – $1,596,786) to companies related to directors and an officer of the Company.

b)	Paid or accrued legal fees of $729,901 (2004 – $1,232,816; 2003 – $3,125,471) to a law firm, a partner of whom was a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14.	INCOME TAXES

The Company did not record a provision or benefit for income taxes for the years ended December 31, 2005, 2004 and 2003, due to the recurrence of operating losses and the uncertainty of future realization of net operating loss carry forwards and foreign exploration and development expenses.

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2005	2004	2003

Statutory tax rate	36.12%	36.12%	36.70%

Loss before income tax provision	$(45,206,916)	$(60,654,063)	$(61,486,502)

Expected income taxes recoverable	$(16,328,738)	$(21,908,248)	$(22,565,546)
Difference in foreign tax rates	286,455	817,901	460,582
Reduction in loss carry forwards	6,484,429	—	—
Change in valuation allowance	9,557,854	21,090,347	22,104,964

Actual income tax provision	$—	$—	$—

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

14.	INCOME TAXES (continued)

The tax effects of temporary differences that would give rise to significant portions of the future tax assets and future tax liabilities at December 31, are as follows:
	2005	2004

Future income taxes (tax effected)
Net operating losses carried forward	$54,886,695	$45,392,015
Foreign exploration and development expenses	16,271,997	16,208,824

	71,158,692	61,600,839
Less: Valuation allowance	(71,158,692)	(61,600,839)

Net future income tax asset	$—	$—

Utilization of the net operating losses carried forward and the foreign exploration and development expenses are subject to limitations.

At December 31, 2005 the Company has the following unused tax losses available for tax purposes:

	Country

Year of Expiry	Canada	Venezuela

2006	$623,763	$—
2007	$—	$38,230,247
2008	$1,195,916	$13,512,021
2009	$28,923,445	$—
2010	$27,473,322	$—
2014	$13,339,833	$—
2015	$31,694,895	$—

15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2005	2004	2003

Cash paid during the year for interest	$5,239,726	$251,617	$702,852

Cash paid during the year for income taxes	$—	$—	$—

	2005	2004

Cash and cash equivalents comprises:
Cash	3,870,573	808,439
Cash equivalents	$199,446	$4,958,303

Cash and cash equivalents balance	$4,070,019	$5,766,742

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Significant non-cash transactions for the year ended December 31, 2005 included:

	i)	The Company issued 65,186 common shares, with a value of $190,000, for directors’ fees

	ii)	The Company issued 523 common shares with a value of $1,487 in exchange for El Callao common shares.

	iii)	The Company issued 1,467,136 common shares with a value of $3,000,000 in exchange for non-controlling shareholder interests.

	iv)	The Company applied $549,125 of unaccreted interest against share capital upon issuance of common shares to settle Series 2 Note obligations.

	v)	The Company closed out its outstanding commodity contract obligations of $14,315,000 as part of the restructuring of its outstanding obligations with Standard Bank.

	vi)	Under the terms of its equity drawdown facility, the Company settled in full its Series 2 Note obligation of $8,459,000 with the proceeds from the issuance of 5,874,858 common shares.

	vii)	The Company accrued $6,290,426 of equipment and design costs associated with Las Cristinas.

Significant non-cash transactions for the year ended December 31, 2004 included:

	i)	The Company issued 40,976 common shares, with a value of $100,000, for directors’ fees.

	ii)	The Company issued 19,232 common shares, with a value of $50,000, for a finders fee.

	iii)	The Company issued 12,800,000 common shares, with a value of $11,886,581, on conversion of special warrants.

	iv)	The Company issued 163,958 common shares, with a value of $468,062, in exchange for El Callao common shares.

Significant non-cash transactions for the year ended December 31, 2003 included:

	i)	The Company issued 40,080 common shares, with a value of $57,000, for directors’ fees.

	ii)	The Company issued 229,283 common shares, with a value of $542,766, for the El Callao mineral property dispute settlement.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

	iii)	The Company issued 350,000 common shares, with a value of $650,590, for financial advisory fees.

	iv)	The Company issued 61,695 common shares, with a value of $109,705, for a finders fee.

	v)	The Company issued 2,348,184 common shares, with a value of $2,114,811, for loan payments and bank fees.

	vi)	The Company issued 1,281,124 common shares, with a value of $2,179,579, for legal fees.

	vii)	The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $16,444,612.

	viii)	The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $14,365,200.

	ix)	The Company applied $1,424,439 of deferred financing fees against share capital upon conversion of the above loan and notes to common shares.

16.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

16.	SEGMENTED INFORMATION (continued)

		Tomi/		Las	Discontinued	Intersegment
	Corporate	Revemin	La Victoria	Cristinas	Operations	Eliminations	Total

2005
Mining revenue	$—	$24,516,942	$472,739	$—	$—	$—	$24,989,681
Mining revenue – intersegment	$—	$1,688,060	$—	$—	$—	$(1,688,060)	$—
Operating costs	$—	$(22,216,093)	$(538,549)	$—	$—	$—	$(22,754,642)
Operating costs – intersegment	$—	$—	$(1,688,060)	$—	$—	$1,688,060	$—
Interest and other income	$1,926,425	$—	$—	$—	$—	$—	$1,926,425
Interest expense	$(11,532,146)	$(276,941)	$—	$—	$—	$—	$(11,809,087)
Depletion and amortization	$(1,048,296)	$(2,696,784)	$—	$—	$—	$—	$(3,745,080)
Segment (loss)	$(44,468,230)	$1,015,184	$(1,753,870)	$—	$—	$—	$(45,206,916)
Segment assets	$29,543,350	$7,819,042	$76,264	$213,201,542	$—	$—	$250,640,198
Capital expenditures	$54,571	$855,961	$—	$93,459,341	$—	$—	$94,369,873

2004
Mining revenue	$—	$19,291,018	$954,672	$—	$—	$—	$20,245,690
Mining revenue – intersegment	$—	$1,433,285		$—	$—	$(1,433,285)	$—
Operating costs	$—	$(15,592,489)	$(2,445,279)	$—	$—	$—	$(18,037,768)
Operating costs – intersegment	$—	$—	$(1,433,285)	$—	$—	$1,433,285	$—
Interest and other income	$697,638	$—	$—	$—	$—	$—	$697,638
Interest expense	$(321,706)	$(226,425)	$—	$—	$—	$—	$(548,131)
Depletion and amortization	$(158,969)	$(6,030,047)	$—	$—	$—	$—	$(6,189,016)
Write-down of mineral properties	$—	$(32,003,253)	$—	$—	$—	$—	$(32,003,253)
Segment loss	$(22,073,816)	$(36,705,843)	$(1,524,404)	$—	$(350,000)	$—	$(60,654,063)
Segment assets	$139,289,973	$7,213,907	$163,015	$113,451,761	$—	$—	$260,118,656
Capital expenditures	$289,312	$9,939,717	$—	$40,671,495	$—	$—	$50,900,524

2003
Mining revenue	$—	$9,412,553	$1,916,854	$—	$—	$—	$11,329,407
Mining revenue – intersegment	$—	$2,821,291	$—	$—	$—	$(2,821,291)	$—
Operating costs	$—	$(9,396,466)	$(2,386,719)	$—	$—	$—	$(11,783,185)
Operating costs – intersegment	$—	$—	$(2,821,291)	$—	$—	$2,821,291	$—
Interest and other income	$176,187	$19,805	$—	$—	$—	$—	$195,992
Interest expense	$(526,932)	$(379,402)	$(156)	$—	$—	$—	$(906,490)
Depletion and amortization	$(276,722)	$(2,920,688)	$(133,840)	$—	$—	$—	$(3,331,250)
Write-down of mineral properties	$(3,181,171)	$—	$(14,325,166)	$—	$—	$—	$(17,506,337)
Segment (loss)	$(54,655,200)	$(436,375)	$(3,425,839)	$—	$(2,969,088)	$—	$(61,486,502)
Segment assets	$34,063,016	$27,273,441	$156,807	$72,780,264	$—	$—	$134,273,528
Capital expenditures	$53,503	$1,476,173	$246,181	$7,256,568	$—	$—	$9,032,425

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

16.	SEGMENTED INFORMATION (continued)

Geographic information:

Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

17.	DISCONTINUED OPERATIONS

On October 27, 2003, the Company finalized a purchase and sale agreement with Uruguayan Mineral Explorations Inc. for the sale of the Company’s Uruguayan mining operations. The Company received $1,650,000 as cash consideration for this sale.

18.	COMMITMENTS AND CONTINGENCIES

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $178,135 (2004 – $176,181; 2003 – $124,224).

Minimum lease payments under operating leases in effect through 2009 are as follows:

2006	153,210
2007	122,260
2008	106,780
2009	35,730

$417,980

Las Cristinas

The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 6). The agreement does not transfer to Crystallex any property ownership rights or title rights to the gold produced and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

a.	make all investment and complete all works necessary to exploit the mineral resources,

b.	present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

c.	present to the CVG for approval, life of mine, annual production plans and annual production commitments,

d.	commence production of the mining project by May 2004; such start may be extended in the event permitting delays are encountered,

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

18.		COMMITMENTS AND CONTINGENCIES (continued)

Las Cristinas (continued)

	e.	pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

	f.	provide for certain social programs and for the employment, training and technical assistance to small miners,

	g.	supply performance bonds related to the development and environmental obligations,

	h.	bear all costs relating to a technical liaison office to be created by the CVG.

The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and the CVG approved the feasibility study. The Company is awaiting the receipt of the Permit to Impact Natural Resources.

Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources, requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement, which could lead to a default under the agreement.

The Company has made certain commitments to date approximating $179 million (2004 – $85 million), of which approximately $89 million has been paid, and will be required to make additional commitments approximating $114 million, in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

Other

The Company is currently appealing tax assessments in Venezuela for the years ended December 31, 1997 and 1998. The potential exposure relating to the tax assessments is approximately $620,000 including interest and penalties. A provision for any obligation relating to the outcome of this appeal will be recorded once the outcome is determinable.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

19.	SUBSEQUENT EVENTS

In January 2006 the Company issued 1,661,130 common shares under its equity draw down facility for gross proceeds of $4,370,991. In February 2006 the Company completed a non-brokered private placement to an investor of 10,799,000 units (the “Units) at a purchase price of $2.90 per Unit for aggregate gross proceeds of $31,317,100. Pursuant to this private placement, the Company issued 10,799,000 common shares and 12,250,000 common share purchase warrants (the “Warrants”). Each whole Warrant entitles the holder to purchase one common share of the Company at a purchase price of $4.25 per share for a period of 18 months commencing on the later of: (i) April 4, 2006; and (ii) 45 days following the receipt of the Permit for the Company’s Las Cristinas Project in Venezuela. The Company plans to use the net proceeds from the equity draw down facility and the private placement to finance the development of the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes. A finder’s fee of C$1,071,232 was paid to the Company’s financial advisor in connection with the completion of the private placement.

On March 26, 2006 the Company was advised by the CVG that it received official notice from MIBAM advising that MIBAM has formally approved the technical, economic and Financial Feasibility Study for the Las Cristinas project. This formal approval represents the final external input required by MARN to complete the permitting process.

20.	RISK MANAGEMENT

Country Risk

The Company’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulation and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. The Company’s principal mineral properties and mining rights are located in Venezuela and as such the Company may be affected by political or economic instabilities.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

20.	RISK MANAGEMENT (continued)

Currency risk

The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company’s Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company’s ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

Credit and market risk

The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

Title risk

Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give any

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

20.	RISK MANAGEMENT (continued)

Title risk (continued)

assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

The Company’s principal mineral properties and mining rights are located in Venezuela. In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new titles would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. The Government’s public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Company currently holds for the Las Cristinas Project.

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	2005

	Canadian			U.S.
	GAAP	Adjustments		GAAP

Current assets	$20,061,580	$—		20,061,580
Restricted cash	12,081,312	—		12,081,312
Property, plant and equipment	215,260,043	(75,725,819	) (a)	139,534,224
Deferred financing fees	3,237,263	—		3,237,263

	$250,640,198	$(75,725,819)		$174,914,379

Current liabilities	$22,713,476	$—		$22,713,476
Asset retirement obligations	1,394,646	—		1,394,646
Long-term debt	94,495,582	2,564,366	(b)	97,059,948
Shareholders' equity	132,036,494	(78,290,185)		53,746,309

	$250,640,198	$(75,725,819)		$174,914,379

	2004

	Canadian			U.S.
	GAAP	Adjustments		GAAP

Current assets	$43,643,981	$—		$43,643,981
Restricted cash	95,505,636	—		95,505,636
Property, plant and equipment	117,329,337	(75,489,919	) (a)	41,839,418
Deferred financing fees	3,639,702	—		3,639,702

	$260,118,656	$(75,489,919)		$184,628,737

Current liabilities	$27,719,544	$—		$27,719,544
Asset retirement obligations	2,301,181	—		2,301,181
Long-term debt	80,687,719	—		80,687,719
Commodity contract obligations	5,855,897	—		5,855,897
Shareholders' equity	143,554,315	(75,489,919)		68,064,396

	$260,118,656	$(75,489,919)		$184,628,737

For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations

The impact of the differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2005	2004	2003

Net loss for the year
per Canadian GAAP		$(45,206,916)	$(60,654,063)	$(61,486,502)
Adjustments to mineral properties	(a)	(235,900)	5,172,791	(2,708,117)
Beneficial conversion interest	(c)	(598,000)	—	—
Adjustment to amortization
of Series 2 Notes discount	(c)	(539,125)	—	—
Unamortized deferred financing costs
of Series 2 Notes	(c)	(356,820)	—	—
Accretion of interest on
convertible notes	(d)	—	—	(3,291,319)
Fair value of employee stock
options granted	(e)	—	—	(2,696,968)
Unrealized (loss) gain on trading securities	(e)	—	—	(11,604)

Net loss for the year per U.S. GAAP		$(46,936,761)	$(55,481,272)	$(70,194,510)

Net loss per share – basic		$(0.24)	$(0.32)	$(0.59)

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations Presentation

The following table reconciles “Net loss for the year per U.S. GAAP” to “Loss from operations for U.S. GAAP”.

	2005	2004	2003

Net loss for the year per U.S. GAAP	$(46,936,761)	$(55,481,272)	$(70,194,510)

Non-operating loss components
Under Canadian GAAP:
Interest on long-term debt	$11,809,087	$548,131	$906,490
Commodity contract loss	3,770,835	963,717	16,475,340
Foreign exchange (gain) loss	1,192,593	(397,313)	3,528,401
Gain on settlement of debt	(875,610)	—	—
Interest and other income	(1,926,425)	(697,638)	(195,992)
Investment in subsidiaries	6,600,000	493,702	—
Write-down of marketable securities	—	—	136,276
Non controlling interest	—	(111,053)	—
U.S. GAAP reconciling items:
Beneficial conversion interest	598,000	—	—
Adjustment to amortisation of Series 2 Notes discount	539,125	—	—
Unamortized deferred financing costs of Series 2 Notes	356,820	—	—
Accretion of interest on convertible notes	—	—	3,291,319
Unrealized loss (gain) on trading securities	—	—	11,604

Non-operating loss per U.S. GAAP	22,064,425	799,546	24,153,438

Loss from operations per U.S. GAAP	$(24,872,336)	$(54,681,726)	$(46,041,072)

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2005	2004	2003

		(Revised – See below)	(Revised – See below)
Cash flows used in operating
activities, Canadian GAAP	$(32,714,407)	$(36,005,098)	$(26,538,672)
Adjustments for net loss
from discontinued operations	—	(350,000)	(2,969,088)
Adjustments to mineral properties	(235,900)	(2,709,655)	(6,509,464)
Adjustments to working capital relating to
discontinued operations	—	350,000	3,800,564

Cash flows used in operating activities,
U.S. GAAP	(32,950,307)	(38,714,753)	(32,216,660)

Cash flows provided by (used in) investing activities,
Canadian GAAP	12,589,880	(179,183,440)	(8,666,513)
Cash flows provided by discontinued operations, Canadian and U.S. GAAP	—	1,650,000	—

Adjustments to mineral properties	235,900	2,709,655	6,509,464

Cash flows provided by (used in) investing activities,
U.S. GAAP	12,825,780	(174,823,785)	(2,157,049)

Cash flows provided by financing activities,
Canadian and U.S. GAAP	18,427,804	193,101,744	53,375,797

Net (decrease) increase in cash and
cash equivalents before the following	(1,695,723)	(20,496,794)	19,002,088
Effect of foreign exchange rate
difference on cash and cash equivalents	—	—	3,595,235

Net (decrease) increase in cash and cash
equivalents during the year	(1,695,723)	(20,436,794)	22,597,323

Cash and cash equivalents, beginning of year	5,766,742	26,203,536	3,606,213

Cash and cash equivalents, end of year	$4,070,019	$5,766,742	$26,203,536

For US GAAP, the statement of cash flows is required to be reconciled to the net loss for the year rather than to the loss from continuing operations. The above table reflects this change and in addition reflects the cash flows from the discontinued operations as a component of either operating, investing, and financing activities, respectively. In 2005, the Company has separately disclosed the operating and investing of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)	Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expenses as incurred.

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2005, 2004, and 2003 are expenses of $235,900, $251,324 and $323,934 respectively, related thereto.

Property, Plant and Equipment

	2005	2004

Net book value under
Canadian GAAP	$215,260,043	$117,329,337

Adjustments to Las Cristinas capitalized costs	(75,725,819)	(75,489,919)

Net book value under U.S. GAAP	$139,534,224	$41,839,418

(b) Bank Loan – Exchangeable Portion

In accordance with Canadian GAAP, upon the issuance on December 23, 2005 of the exchangeable portion of the bank loan, the exchangeable portion was bifurcated between its liability and equity components. The liability portion of the debt was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

Under US GAAP, on issuance, the conversion option contained in the exchangeable portion of the bank loan is considered to be an embedded derivative that is required to be bifurcated and accounted for as a free standing derivative financial liability separate from the debt instrument. The Company will be required to re-measure the fair value of the derivative financial liability at each reporting date with changes in fair value recorded in earnings. Accordingly, for US GAAP purposes, the exchangeable portion of the bank loan recorded as a component of equity of $2,564,366 would be reclassified to liabilities at December 31, 2005.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c)	Series 2 Notes

Under Canadian and US GAAP, upon issuance of the C$10.0 million Units, the net proceeds received were allocated between the liability and equity components of the notes by measuring the relative fair value of each component. The equity components were measured at the fair value of the 200,000 common shares and the 450,000 warrants using the current market price of the Company's common shares and the value obtained using the Black-Sholes option pricing model, respectively. The liability portion of the notes was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

Under Canadian GAAP, this discount on the liability is then accreted to its principal value over the original contractual term of the notes.

Under US GAAP, the discount on the liability is accreted to its principal value and deferred financing costs are amortized over the term of the notes, or, in the event of an equity drawn down, over the minimum period from the date of the draw down notice to the date at which common shares are issued to settle the liability. As a result, an adjustment to amortization expense of $539,125 is required under US GAAP so that the unamortized discount is fully accreted upon final conversion by the holder. In addition, under US GAAP an adjustment of $356,820 was required in order to expense the remaining unamortized deferred financing costs and a further adjustment of $598,000 was required in order to reflect the beneficial conversion feature that was deemed to exist as the common shares that were issued in settlement of the obligation were at a discount to the prevailing market price.

(d)	Convertible Notes

Under Canadian GAAP, upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

Under U.S. GAAP, on issuance, convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. As at December 31, 2005 there were no Convertible Notes outstanding. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2005, an additional interest expense (including accretion) of $ Nil (2004 – Nil; 2003 – $3,291,319) has been recorded.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)	Stock-based Compensation

In accordance with Canadian GAAP, prior to January 1, 2004, the Company did not record any expense with respect to stock options granted to employees, but rather included additional financial statement disclosures.

Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” an amendment to SFAS No. 123. For the year ended December 31, 2005, an expense of $3,665,894 (2004 – $5,296,977; 2003 – $2,696,968) has been recorded with respect to the stock options granted in the year.

For the purposes of reporting in accordance with US GAAP, stock based compensation is included as part of general and administrative expense.

(f)	Investments

In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year.

(g)	Comprehensive Income (loss)

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, the change in cumulative translation adjustment and the unrealized gains and losses on the available-for-sale securities. This information is presented on the following page.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Comprehensive Income (loss) (continued)

For U.S. GAAP, the accumulated other comprehensive loss would be calculated as follows:

	2005	2004	2003

Accumulated other comprehensive loss
Accumulated other comprehensive loss, beginning of year	$(695,329)	$(695,329)	$(1,122,324)
Change in cumulative translation adjustment for the year	—	—	538,421
Reclassification adjustment for amounts included in net income	—	—	(111,426)

Accumulated other comprehensive loss, end of year	$(695,329)	$(695,329)	$(695,329)

Accumulated other comprehensive loss, end of year, is comprised entirely of the cumulative translation adjustment.

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2005	2004	2003

Comprehensive loss comprises
Net loss for the year	$(46,936,761)	$(55,481,272)	$(70,194,510)
Change in cumulative translation adjustment	—	—	538,421
Reclassification adjustment for amounts included in net income	—	—	(111,426)

Comprehensive loss for the year	$(46,936,761)	$(55,481,272)	$(69,767,515)

(h)	Recent Accounting Pronouncements

In March 2004, the Emerging Issues Committee issued EITF 04-3, Mining Assets – Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources (“VBPP”) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the assets. EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(h)	Recent Accounting Pronouncements (continued)

consistent with the expectations of marketplace participants. In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The adoption of this new standard did not have a significant impact on the Company’s results of operations.

In June 2005, the Emerging Issues Committee issued EITF 04-6, Accounting for Stripping Costs Incurred During the Production in the Mining Industry, which states that costs incurred during production from the removal of overburden and waste material should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred. Once production has commenced from a mine, production-related stripping costs will be accounted for as a cost of current production and, therefore as a component of the cost of any inventory extracted from the mine and held at period end. The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Company is currently evaluating the possible impact of this pronouncement.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123 (R) – Share-Based Payment, which replaces SFAS No. 123 –Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R). SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations. Subsequent to adoption of this statement, share-based benefits will be valued at fair value using the appropriate option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined will be expensed over the applicable vesting period.

Back to Contents

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(h)	Recent Accounting Pronouncements (continued)

In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143”. FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The Company has adopted this standard which did not have a significant impact on its results of operations.

In May 2005, the FASB issued FAS 154 – Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement of changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

The FASB issued FAS 153 – Exchanges of Non-monetary Assets, an amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

In February 2006, the FASB issued FAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement: • Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation • Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133 • Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation • Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives • Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations. This standard will be applicable to the Company during the period ended 2007.

Back to Contents

SCHEDULE “B”
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

Management’s Discussion and Analysis
For the Year Ended December 31, 2005
(All dollar amounts in US dollars, unless otherwise stated)

The following Management’s Discussion and Analysis (“MD&A”) of the audited financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) for the year ended December 31, 2005 should be read in conjunction with the Company’s annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Effective January 1, 2004, the Company prepares and files its audited consolidated financial statements and MD&A in United States dollars. Except where noted, this MD&A has been prepared as of March 27, 2006.

Highlights

•	Ministry of Mines formal approval of the Las Cristinas Feasibility Study, announced March 27, 2006.

•	Gold reserves at Las Cristinas increased to 13.6 million ounces.

•	Las Cristinas detailed engineering 98% completed by year end. Long lead time equipment has been fabricated and is ready to ship to site.

•	Eliminated all remaining gold contract positions at an average cost of $505 per ounce.

•	Record gold production of 53,000 ounces.

•	Net loss for the year of $45.2 million, or ($0.23) per share, inclusive of a non-cash write-down of investments in subsidiary companies of $6.6 million and a $3.8 million commodity contract loss.

Key Statistics

	2005	2004	2003

Operating Statistics
Gold Production (ounces)	53,178	48,973	35,244
Gold Sold (ounces)	55,217	49,478	30,632
Per Ounce Data:
Total Cash Cost [1]	$401	$365	$385
Average Realized Gold Price	$453	$409	$363
Average Spot Gold Price	$445	$410	$363

Gold Reserves (ounces):
Operating Mines	38,100	90,400	419,300
Las Cristinas	13,594,000	12,849,000	10,165,000

Financial Results ($ 000’s)
Revenues	$24,990	$20,246	$11,329
Net Loss	$(45,207)	$(60,654)	$(61,487)
Net Loss per Basic Share	$(0.23)	$(0.35)	$(0.52)
Cash Flow from Operating Activities	$(32,714)	$(36,005)	$(26,539)

Financial Position ($ 000’s)
Cash and Cash Equivalents	$4,070	$5,767	$26,204
Short-term Investments	—	$30,277	—
Restricted Cash and Equivalents	$21,323	$98,006	—
Total Debt	$96,938	$85,088	$7,488
Shareholders’ Equity	$133,167	$143,554	$78,998
Weighted Average Shares Outstanding – Basic (millions)	194.7	172.2	118.3

[1]	For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.

Back to Contents

Financial Results Overview

The Company recorded a net loss of $45.2 million, or $0.23 per share in 2005, compared with a net loss of $60.7 million or $0.35 per share in 2004. The decline in the net loss in 2005 reflects a write-down of investments in subsidiaries of $6.6 million in 2005, as compared with mineral property write-downs in the prior year of $32.0 million.

Revenue of $25.0 million in 2005 was 23% higher than $20.2 million of revenue in 2004. The increase in revenue was attributable to a 12% increase in ounces of gold sold and an 11% increase in realized gold prices. In 2005, the Company sold 55,217 ounces of gold at an average realized price of $453 per ounce, while in 2004, 49,478 ounces of gold were sold at an average realized price of $409 per ounce. The average spot gold price in 2005 was $445 per ounce, compared with $410 per ounce in 2004.

Operating cash flow was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million in 2004. In 2005, mine site operating cash flow, (Mining Revenue less Operations Expenses) of $2.2 million was offset by expenditures of $12.0 million to financially settle gold sales contracts and by $19.5 million of general and administrative expenses. Capital expenditures increased by $43.5 million to $94.4 million in 2005, almost entirely due to increased spending on Las Cristinas. At year end 2005, the unrestricted cash balance was $4.1 million and the Company had restricted cash of $21.3 million.

Development Project

Las Cristinas

Permit Process Overview and Status

All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued by the Ministry of the Environment and Natural Resources, (“MARN”). The granting of the Permit to Impact Natural Resources (the “Permit”) is dependent on approval of an environmental impact study (“EIS”) by the MARN. The EIS process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. The Permit authorizes the developer to construct and operate its mine. In addition, approval of the project by the Government, in the form of the Ministry of Basic Industries and Mining (“MIBAM”) approving the feasibility study of each project, is required before MARN can issue the Permit.

Following is a list of important milestones in the Las Cristinas permitting process:

•	September 2003 – Feasibility Study for a 20,000 tpd operation is completed and released.

•	March 2004 – CVG approved the Las Cristinas project.

•	April 2004 – EIS was completed and submitted to MARN.

•	August 2004 – Confirmed the first and prerequisite permit, the Land Use Permit.

•	March 2006 – MIBAM approved the Las Cristinas Feasibility Study.

The MIBAM approval of the Las Cristinas project represents the last external input on the project required by MARN to complete the permitting process by issuing the Permit.

Project Overview

In September 2002, the Company signed a Mining Operation Agreement, (“MOA”) with the Corporacion Venezolana de Guayana, (“CVG”) which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. A positive Feasibility Study was completed by SNC Lavalin Engineers and Constructors Inc., (“SNCL”) in September 2003. The study was approved by the CVG in March, 2004. An Engineering, Procurement and Construction Management, (“EPCM”) contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004.

Back to Contents

An EIS was submitted to the MARN in April 2004 to initiate the project permitting process. In September 2004, a Socio-Economic Impact Assessment was completed by Proconsult C.A., of Venezuela, while SNCL also completed a construction phase Environmental Supervision Plan. Both reports were submitted to the MARN.

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new economic interest would be granted in the form of operating contracts. The Government’s public references to the type of operating contract that it intends to implement for the mining industry are comparable to the MOA the Company currently holds for Las Cristinas. In order to effect the policy change process, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country. The Government stated that the existing mining assets of the CVG would be transferred to create the core of the new national mining company. Given the change in the CVG’s status in the mining sector, the Government decided that the MIBAM would take over the regulatory role previously administered by the CVG in terms of approving projects on behalf of the Government. MIBAM has reviewed Las Cristinas based on the previous CVG approval and has formally approved the Las Cristinas feasibility study.

In 2005, Crystallex spent $93.5 million on Las Cristinas. Of this, approximately $70 million was for equipment purchases and engineering services detailed in the capital budget of $293 million. The balance of the Las Cristinas expenditures were for programs not included in the $293 million capital budget, including social and community development programs, expansion of the airstrip at site, exploration, environmental work and general site administration costs.

Since the inception of the EPCM contract in April 2004, expenditures related to Las Cristinas total $131.9 million. Of this, approximately $89 million is related to the $293 million capital budget governed by the EPCM contract.

2005 Development Progress

Considerable progress was achieved under the EPCM contract during 2005. Engineering design was 98% completed by year end and will be finalized after receipt of the Permit. By year end, bids had been received for 95% of the total number of purchase orders and contracts and approximately 80% of the total had been awarded. At December 31, 2005, the sum of payments to date for equipment ($89 million) plus the value of outstanding equipment under purchase orders and the value of commitments associated with awarded construction contracts was $179 million.

The Company is in a position to initiate site development upon receipt of the Permit. The camp has been refurbished to accommodate the construction workforce, the administration offices are occupied and the main access road to the site has been upgraded. Contracts have been awarded for initial site work including construction of the river diversion channel and the construction of the tailings management facility, while the contract for site preparation is close to being awarded. The conditional power supply contract with EDELCA, the state utility, has been approved and provides a 10 year term with an average rate of $0.032 per kilowatt hour based on a 20,000 tpd operation. In addition, most long lead time equipment pieces were received and paid for by year end. Approximately $51 million of new equipment is currently in storage, primarily in Houston, Texas. Equipment will be shipped to Venezuela after receipt of the Permit.

The Project Schedule will be updated upon receipt of the Permit. It is currently expected that once the Permit is received the development period through commissioning of the plant will be approximately 20 to 22 months.

A comprehensive update to the September 2003 20,000 tpd Feasibility Study was completed by SNCL in August 2005. The update, titled Development Plan – 2005, was commissioned to incorporate a number of design enhancements and to include a review of capital and operating cost estimates. The revised capital estimate is $293 million, an increase of approximately 10% from the June 2004 estimate. The capital estimate is exclusive of Value Added Tax, (“VAT”). As provided for under Venezuelan law, Crystallex has applied for an exoneration of VAT during the construction phase of Las Cristinas. The capital increase reflects higher costs for crushed stone, concrete, costs associated with delays in receiving the Permit and inflation. With the advanced state of equipment purchasing and awarding of contracts, the Company has a high degree of confidence in the revised capital estimate. The estimate of operating costs also increased, with life of mine operating costs currently estimated to be $221 per ounce (including royalties calculated at a $350/oz gold price) as compared with the previous estimate of $206 per ounce. The increase results from higher costs for mill operating supplies, primarily sodium cyanide and steel grinding media, and to higher labour cost estimates. The increase in prices for mill supplies is related to a global inflation of commodity prices, while the labour charge stems from both increasing labour rates and manpower levels.

Back to Contents

The Development Plan – 2005 included an updated estimate of resources and reserves at Las Cristinas. The revised reserve estimate incorporated the higher operating costs and the results of Crystallex drilling programs in 2004 and 2005. Measured and Indicated resources were estimated to be 501 million tonnes grading 1.1 grams per tonne gold, containing 17.7 million ounces of gold. Included in the Measured and Indicated resources are proven and probable reserves of 295 million tonnes grading 1.32 grams per tonne gold, representing 12.5 million ounces of gold calculated using a $350 per ounce gold price. Subsequent to year end 2005, Mine Development Associates (“MDA”) calculated the reserves at Las Cristinas using a $400 per ounce gold price. The pit design and other physical parameters and costs that were used in the Development Plan did not change. At $400 per ounce, proven and probable reserves at Las Cristinas are 353 million tonnes grading 1.20 g/t containing 13.6 million ounces of gold. At a $400 per ounce gold price the total average operating cash costs increase due to higher royalty payments. Total cash costs, including royalties, at $400 per ounce, average $160 per ounce for the first five years and $228 per ounce over the life of the mine.

Crystallex also engaged SNCL to complete a Pre-Feasibility study for expanding Las Cristinas from an initial 20,000 tpd to a 40,000 tpd operation. The study, completed in October 2005, assumes mechanical completion of the expansion to 40,000 tpd approximately two years after completion of the 20,000 tpd plant. The estimate of incremental capital to double the capacity of the operation is $153 million. Operating costs over the life of mine were estimated to be $208 per ounce (including royalties calculated at a $350/oz gold price), as compared with $221 per ounce for the 20,000 tpd operation. The mine life was reduced from 41 years at 20,000 tpd to 23 years with the expansion to 40,000 tpd. Average annual production over the mine life was estimated to be 504,000 ounces at 40,000 tpd, as compared with 274,000 ounces at 20,000 tpd.

Operations Review

Production

Gold Production (ounces)	2005	2004	2003

Tomi Open Pits	30,290	35,961	24,360
Tomi Underground	19,811	5,891	2,753
La Victoria	1,491	2,412	5,564
Purchased Material	1,586	4,709	2,567

Total Gold Production (ounces)	53,178	48,973	35,244

Total Ore Processed[1] (tonnes)	418,414	443,504	370,276
Head Grade of Ore Processed (g/t)	4.2	3.7	3.5
Total Recovery Rate (%)	94%	93%	84%
Total Recovered (ounces)	53,178	48,973	35,244

Total Cash Cost Per Ounce Sold		$365	$385

Mine Operating Cashflow ($,000)	$2,235	$2,208	$(454)
Capital Expenditures ($,000)	$856	$9,900	$1,722
Cash Flow After Capital[2] ($,000)	$1,379	($7,692)	($2,176)

[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.
[2]	Capital expenditures at operating mines, (excludes Las Cristinas).

The Company produced a record 53,000 ounces of gold at its Venezuelan operations in 2005, an 8% increase over 2004. Gold production in 2005 was almost exclusively from the Tomi concession, located near El Callao in Bolivar state.

As compared with the year earlier period, a more than threefold increase in production from the Tomi underground mine offset a 16% reduction in open pit production. By the third quarter of 2005, the underground mine was consistently producing ore at design levels of 6,000 tonnes per month. During 2006, underground production is forecast to average 6,000 tonnes per month at grades exceeding 11.0 g/t.

Back to Contents

The decline in gold recovered from the open pits was attributable to processing fewer tonnes of ore and a decrease in the grade of ore processed from 3.5 g/t to 3.2 g/t. Open pit mining was conducted principally at the Mackenzie and Miligrito pits on the Tomi concession. By year end, the main Miligrito pit was depleted. During the fourth quarter of 2005, the Company evaluated a plan to extend, by approximately one year, the Mackenzie pit to the north to access some 288,000 tonnes of ore grading 2.9 g/t. At a gold price in excess of $400 per ounce the north extension was viable and a decision was made to continue mining at Mackenzie. During 2006, the Mackenzie pit will provide the majority of the ore for the Revemin mill.

The mining operations generated cash flow of approximately $2.2 million in 2005, the same level as the year earlier. After capital expenditures, mine site cash flow was $1.4 million in 2005 and a deficit of $7.7 million in 2004.

During 2006, the Company plans to conduct exploration on the Tomi properties with the aim of finding sufficient open pit ore to supply the Revemin mill after the depletion of the existing Tomi pits in early 2007. Exploration is also planned for the Lo Increible property near El Callao.

Tomi

100% Basis	2005	2004	2003

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	313,599	334,289	268,169
Tonnes Waste Mined	1,971,402	2,751,124	919,137
Tonnes Ore Processed	319,287	350,008	247,644
Average Grade of Ore Processed (g/t)	3.2	3.5	3.5
Recovery Rate (%)	93%	92%	88%

Production (ounces)	30,290	35,961	24,360

Tomi Underground (100% Crystallex)
Tonnes Ore Mined	72,177	26,966	12,698
Tonnes Ore Processed	63,319	28,454	11,070
Average Grade of Ore Processed (g/t)	10.2	6.9	8.3
Recovery Rate (%)	95%	94%	93%

Production (ounces)	19,811	5,891	2,753

La Victoria

100% Basis	2005	2004	2003

La Victoria
Tonnes Ore Mined	24,892	36,012	86,078
Tonnes Waste Mined	126,704	481,210	461,163
Tonnes Ore Processed	25,649	25,974	89,025
Average Grade of Ore Processed (g/t)	2.02	3.18	2.8
Recovery Rate (%)	89%	91%	68%

Production (ounces)	1,491	2,412	5,564

During 2005, Crystallex reviewed alternative methods for processing of refractory sulphide ore at La Victoria. However, at present, modifying the Revemin mill is not economically attractive as there is insufficient mineralized material to recover capital for mill modifications, diverting the Yuruari River and pre-production waste stripping.

An in-pit crusher at La Victoria is currently being used to crush waste rock which is trucked to Las Cristinas for use as construction aggregate.

Back to Contents

Income Statement

Revenue

Revenue in 2005 was $25.0 million, compared with $20.2 million in 2004. The increase in revenue in 2005 was attributable to selling over 11% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2005 were 55,217 ounces, compared with 49,478 in 2004. The increase in ounces sold was due to higher gold production as described in the Operations Review section of this MD&A. The Company realized an average gold sales price of $453 per ounce in 2005, up from $409 per ounce in 2004. Spot gold prices averaged $445 per ounce in 2005 and $410 per ounce in 2004. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

Operating Expenses

The Company’s total cash costs of sales include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals.

The Company’s cash costs of sales for 2005 were $22.8 million, compared with $18.0 million in 2004. Although tonnes of waste and ore mined were 30% lower in 2005 than in 2004 and less ore was processed, operating costs were higher in 2005 for a number of reasons. For the last nine months of 2005, all costs at the mining operations were expensed, including costs that would typically be capitalized, such as underground ramp development. All costs are expensed at the El Callao operations due to the short reserve life at the Tomi mines. Higher operating costs in 2005 also reflect the impact of worldwide price inflation of commodities, including mining and processing consumables, particularly explosives, cyanide and steel grinding media. In addition, the 2005 operating expense figure includes costs associated with the BIOX pilot plant and concentrate studies for the La Victoria deposit and exploration expenses related to drilling on the Tomi concession. In general, the Tomi open pit operations are relatively high cost due to the significant amount of waste rock required to be mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 6.3:1.0 in 2005.

On a unit cost basis, total cash costs were $401 per ounce of gold sold in 2005, compared with $365 per ounce in 2004. Unit costs were higher in 2005 as the increase in operating costs more than offset the increase in ounces sold.

General and Administrative Expenses

General and Administrative expenses were $19.5 million in 2005, compared with $18.2 million in 2004. General and administrative expenses in 2005 include $4.0 million for consulting fees related to the Las Cristinas project, an increase of $3.2 million from the year earlier and also reflect an increase of approximately $1.0 million in capital taxes. These increases were offset, in part, by a $1.3 million reduction in payroll related charges.

Forward Sales and Written Call Options

Crystallex eliminated its gold contract positions in 2005. During the year, the Company spent cash of $12.0 million to financially settle 93,119 ounces of gold contracts. The remaining 71,239 ounces of gold contract positions were closed out on December 23, 2005 and the settlement amount of $14.3 million was converted into a term loan facility with Standard Bank Plc to be partially amortized over the next three years (see Financing Activities).

Accounting for Derivative Instruments

The Company’s forward sales and call options were designated as derivatives so they did not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. The Company’s metal trading contracts were recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives are recorded on the Balance Sheet and are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur as a result of changes in commodity prices and interest rates.

Back to Contents

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract loss in 2005 was $3.8 million. This included an unrealized gain of $8.3 million offset by a realized loss of $12.0 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2004, while the realized loss reflects $12.0 million of cash spent during the year for financially settling 93,119 ounces of gold contracts.

Investment in Subsidiaries

In November 2004, Vengroup delivered a notice of arbitration to the Company and ECM. On December 29, 2005 the Company and ECM acquired the non-controlling shareholder interests in the holding companies which own or control the Lo Increible 2, 4C and 4D mining properties and the La Victoria concession for consideration of $6.6 million. As part of the transaction to acquire the non-controlling interests, the Company also entered into a two-year consulting agreement for total fees of $600,000. This investment in ECM and its subsidiaries was subsequently written down to nil at December 31, 2005, as the Company had previously written off its controlling interest in the related underlying mining assets.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Crystallex forecasts cash requirements of approximately $275 million through the first quarter of 2008 to build Las Cristinas, fund the Company’s operating deficit, and for debt service. The Company intends to fund this overall requirement with existing cash and from a combination of limited recourse project debt financing, and other forms of public market debt and equity financing.

Cash and Cash Equivalents

On December 31, 2005, the Company had cash and cash equivalents of $25.4 million (including restricted cash of $21.3 million), a decrease of $108.6 million since the beginning of the year. The restricted cash represents the balance of proceeds of a senior unsecured note financing held in escrow. Approximately $12.7 million of the restricted cash will be released to pay for approved capital expenditures detailed in the project budget for the development of Las Cristinas and $8.6 million will partially fund interest payments in 2006 on the senior unsecured notes.

Under the terms of the 9.375% senior unsecured notes, the net proceeds of $95.5 million were allocated to two pools: $81.4 million in the Project Pool to pay for approved Las Cristinas capital costs and $14.1 million in the Interest Pool to provide for the first three semi-annual interest payments. The $12.7 million balance in the Project Pool is forecast to provide sufficient funding for Las Cristinas planned capital expenditures through March 2006. Thereafter, Las Cristinas development expenditures will be funded with the Company’s unrestricted cash.

Subsequent to year end, Crystallex completed a private placement of units consisting of 10,799,000 common shares and 12,250,000 warrants for net proceeds of $30.4 million, (see Financing Activities).

The change in the cash balance during 2005 is reconciled as follows:

Back to Contents

		$ millions

Cash, Short-term Investments and Restricted Cash at December 31, 2004		$134.0

Common Share and Warrant Financing Activities	$16.2
Debt Borrowings	$7.7

Total Sources of Cash	$23.9

Operating Cash Flow Deficit	($32.7)
Capital Expenditures – Las Cristinas	(93.5)
Capital Expenditures – Other Operations	(0.9)
Debt Service	(4.5)
Financing Fees	(0.9)

Total Uses of Cash	($132.5)

Net Addition to Cash, Short-term Investments and Restricted Cash		($108.6)

Cash, Short-term Investments and Restricted Cash at December 31, 2005		$25.4

Cash Flow from Operations

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company’s gold sales commitments, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. Cash flow from operations was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million the year earlier. Positive mine operating cash flow of $2.2 million in 2005 was offset principally by cash used for general and administrative expenses ($19.5 million) and for settling gold contract positions ($12.0 million).

Investing Activities

Capital expenditures totalled $94.4 million in 2005, compared with $50.9 million in 2004. The increase is attributable to higher spending on Las Cristinas. Capital expenditures for Las Cristinas totalled $93.5 million in 2005 and included expenditures for project development under the EPCM contract and also for general site costs, including camp refurbishment, environmental work, geotechnical drilling, exploration drilling and legal and professional fees associated with tax structuring and project financing.

Capital expenditures for 2005 and 2004 are summarized as follows:

($ millions)	2005	2004

Las Cristinas	$93.5	$40.7
Revemin/ Tomi	0.4	9.1
Albino	0.5	0.8
Corporate	—	0.3

Total	$94.4	$50.9

The amount of capital expenditures in 2006 will depend upon the timing of the receipt of the Las Cristinas Permit and the timing of future financings. Assuming receipt of the Permit at the beginning of the second quarter, capital expenditures at Las Cristinas and other corporate expenditures could exceed $170 million in 2006.

Financing Activities

In September 2005, the Company issued C$10 million of 5% senior unsecured notes (“Series 2 Notes”) due March 13, 2006 to a counterparty. The notes were part of a Unit transaction that also included the issuance to the counterparty of 200,000 common shares of the Company and warrants to acquire 450,000 common shares of the Company at an exercise price of C$3.19 per share exercisable on or before September 13, 2006.

The Company also established a C$60 million equity draw down facility with the counterparty. Under the terms of the equity facility, the Company has the right, but not the obligation, to require the counterparty to purchase up to C$60 million of the Company’s common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company will sell shares to the counterparty is C$1.00. The Series 2 Notes provide that until the C$10 million principal value of the Series 2 Notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the Series 2 Notes.

Back to Contents

During the fourth quarter of 2005, the Company issued the following shares to the counterparty upon the exercise of four draws under the equity draw down facility.

Date	Shares Issued	Gross Proceeds

October 5, 2005	4,092,680	C$6.0 million
October 31, 2005	2,924,259	C$4.6 million
November 30, 2005	3,163,657	C$6.0 million
December 16, 2005	2,092,640	C$5.0 million

The C$10 million of Series 2 Notes were repaid in full by year end with proceeds from the four draws under the equity draw down facility. Subsequent to year end, on January 26, 2006, the Company exercised a fifth draw under the equity draw down facility and issued 1,661,130 shares to the counterparty for gross proceeds of C$5.0 million.

On December 23, 2005, the Company closed out the remaining 71,239 ounces of gold contract positions and converted the $14.3 million settlement amount into a term loan facility with Standard Bank Plc to be partially amortized over the next three years, maturing on December 31, 2008. The loan consists of a $7.5 million convertible portion and a $6.8 million non-convertible portion. The payment obligations with respect to the Company’s existing $2.1 million loan with Standard Bank Plc have been restructured and coordinated with the repayment terms of the term loan.

Crystallex is required to make a single repayment at the beginning of each month of $150,000 for principal and interest covering both the new term loan facility and the restructured credit agreement with Standard Bank Plc. The principal amounts outstanding under both the new term loan facility and the restructured credit agreement bear interest at an annual rate of Libor plus 2.5%. The Company is required to make additional mandatory repayments, which are tied to the net proceeds of new equity financings, including convertible or exchangeable debt securities. All payments are applied first against accrued and unpaid interest on the loans and then against the outstanding principal, (in the case of the new term facility, the payments are applied against the outstanding principal of the non-convertible portion of the loan). When the non-convertible portion of the new term facility has been repaid, Standard Bank Plc can elect to either i) have the payment amount reduced to only cover accrued and unpaid interest on the convertible portion or ii) maintain the payment at $112,500 to be applied against interest and principal on the convertible portion. Any amounts outstanding under the new term loan facility and the restructured credit agreement after scheduled and additional mandatory repayments are due December 31, 2008.

Crystallex is providing a guarantee of the obligations under the new term loan and the restructured credit agreement. The restructured credit agreement remains secured by the Company’s Tomi and Revemin assets. The non-convertible portion of the new term facility ranks pari passu with unsecured and unsubordinated debt of Crystallex. The convertible portion of the new term facility ranks subordinate in repayment terms to the existing $100 million of unsecured Crystallex notes.

The $7.5 million convertible portion of the new term facility is exchangeable at the option of Standard Bank into Crystallex shares. The number of Crystallex shares received upon conversion is determined by the loan amount to be converted divided by the lesser of C$2.32 (representing the average market price of Crystallex common shares on the Toronto Stock Exchange, (“TSX”) for the five trading days preceding December 23, 2005) and the average market price for Crystallex common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share must not be lower than C$2.00. Crystallex can require Standard Bank to exercise its exchange right if the average market price for Crystallex shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40.

On December 29, 2005, the Company acquired for $6.6 million, the non-controlling shareholder interests in the holding companies which own or control the interests in certain of the Lo Increible mining properties in Venezuela. For consideration, on December 30, 2005 Crystallex issued to Vengroup 1,467,136 shares, for value of $3.0 million, and a $3.6 million exchangeable promissory note.

Back to Contents

In February 2006, the Company completed a private placement of 10,799,000 units at a purchase price of US$2.90 per unit for net proceeds of US$30.4 million. The units consisted of 10,799,000 common shares and 12,250,000 share purchase warrants. Each warrant allows the holder to purchase a common share of the Company for US$4.25 per share for a period of 18 months commencing on the later of April 4, 2006 or 45 days following the receipt of the Permit for the Las Cristinas project.

As a result of the private placement financing and in accordance with the terms of the new term facility with Standard Bank Plc, the Company made a mandatory repayment of $2.1 million in February 2006 to Standard Bank Plc.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments, as at December 31, 2005, are tabled below:

US$ millions	Less than One Year	1 – 3 Years	4 – 5 Years	More Than 5 Years	Total

Long Term Debt Repayments[1]	$2.4	$17.5	—	$100.0	$119.9

Asset Retirement Obligations	$0.1	$1.5	—	—	$1.6

Operating Lease Obligations	$0.16	$0.12	$0.14	—	$0.42

[1]	Included in the debt repayment schedule is $3.6 million of exchangeable notes, payable in four equal instalments commencing June 2006. The Noteholders may elect to exchange the instalments for shares of the Company and the Company has the option to satisfy the instalment obligation with shares.

At the end of 2005, the Company had awarded contracts and purchase orders with a value of $179 million related to the development of the Las Cristinas project. Of this amount, $89 million had been paid by year end. The majority of the $90 million balance is related to construction contracts that have yet to commence.

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company’s only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

Related Party Transactions

During 2005, Crystallex entered into the following material transactions with related parties:

Legal Fees

•	McMillan Binch Mendelsohn LLP: McMillan Binch Mendelsohn LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch Mendelsohn LLP and was a member of the Board of Directors of Crystallex until June 24, 2005. During that period in 2005, McMillan Binch Mendelsohn LLP was paid $730,000 million for providing corporate legal services to Crystallex.

Management and Consulting Fees

•	Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company. Mr. Robert Fung is a consultant to Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2005, Orion was paid $121,000 for these services, none of which was to the benefit of Mr. Fung.

Back to Contents

Outstanding Share Data

At March 27, 2006, 220,837,259 common shares of Crystallex were issued and outstanding. In addition, at March 27, 2006 options to purchase 11,514,294 common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 8,997,727 common shares of Crystallex were issued and outstanding. In addition, warrants to purchase 12,250,000 common shares of Crystallex were issued and can be exercised on the later of April 4, 2006 or 45 days following the receipt of the Permit for Las Cristinas.

Quarterly Data

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2[1]	Q1
Revenue	$6,623	$7,020	$6,301	$5,046	$5,037	$5,632	$5,634	$3,943
Net (Loss)	$(18,585)	$(10,338)	$(8,295)	$(7,989)	$(44,115)	$(9,441)	$(448)	$(6,651)

[1]	Reflects adjustment of $3.96 million relating to revised accounting treatment of gain derived from Standard Bank orderly disposition agreement.

Quarterly revenue in 2005, as compared with 2004 reflects higher gold sales and higher realized gold prices. Net income in the fourth quarter of 2005 reflects the impact of a $6.6 million write-down of an investment in a subsidiary company. The comparable quarter in 2004 reflects the impact of a $32.0 million write-down of mineral properties and property plant and equipment.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

Back to Contents

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company may use commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

Back to Contents

Risk Factors

The business and operations of Crystallex are subject to risks. In addition to considering the other information in the Annual Information Form, you should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Mine Operation Agreement

Lack of Ownership Rights

Under Venezuelan law, all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operation Agreement.” The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

(a)	if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and

(b)	if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Company’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

Back to Contents

In September 2005, the Company issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd. (“Azimuth”) and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulate that, until the C$10 million principal value of the unsecured notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of US$31.3 million under a private placement of units. Despite these financings, the Company currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under “Mine Operation Agreement – Lack of Ownership Rights,” the Mine Operation Agreement does not transfer any property ownership rights to the Company.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new title would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title.This review was completed as of December 31, 2005. MIBAM is expected to have completed its overall approval process by the end of March 2006. The Government’s public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Company currently holds for the Las Cristinas Project.

Back to Contents

Arbitration Proceedings

The Company is a party interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings” in the Company’s 2005 AIF filed concurrently on SEDAR and EDGAR for a detailed description of the arbitration proceeding.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2005, the gold price fluctuated between a low of US$253 and a high of US$536.50. On December 30, 2005, the p.m. fixing price of gold sold in the London Bullion Market was US$513.

The Company’s revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company’s operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company’s profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

The market price of the common shares of the Company is also affected by fluctuations in the gold price.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

The Company’s operations may also be affected by the presence of illegal miners: something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the Company’s operations will not be adversely affected by the presence of illegal miners.

Country Risk

Political and Economic Instability

The Company’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Back to Contents

The Company’s principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities. The risks associated with carrying on business in Venezuela include, but are not limited to, civil unrest, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Violent crime is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, small miners activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations. See also “Mining in Venezuela.”

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Limited Mining Operations

The Company’s Tomi operations and Revemin mill currently account for substantially all of the Company’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company’s financial performance and results of operations.

Production Risks

The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the Company’s profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

Back to Contents

One of the most significant physical production issues the Company faces in the Las Cristinas Project pertains to the heavy amount of rainfall the area receives (an average of 3.3m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

The Las Cristinas Deposits are located within the Imataca Forest Reserve. Presidential Decree 3.110, which establishes an ordinance plan and regulations for the use of the Reserve, permits mining activities in the Reserve and establishes the legal framework for such activities. Presidential Decree 3.110 replaced a previous Presidential decree that was the subject of a legal challenge before the Venezuelan Supreme Court. It is possible that Presidential Decree 3.110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for the Las Cristinas Project. The Company was advised that the Las Cristinas Project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

Regulations and Permits

The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Back to Contents

Delays in acquiring the environmental permits, necessary to allow commencement of construction of the mine, have impacted the overall project completion. Upon receipt of the final environmental permit, the Company expects to commence construction for the base case 20,000 tonnes per day level which should see initial production in early 2008.

Currency Fluctuations

Currency fluctuations may affect costs at the Company’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company’s profitability, cash flows and financial position.

Recent Losses and Write-downs

The Company incurred net losses in each of 2005, 2004, and 2003. The Company’s deficit at December 31, 2005 was $251.5 million. The Company’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

Dependence on Key Employees

The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

For additional risk factors, please refer to the Company’s Annual Information Form filed on SEDAR and EDGAR.

REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Pursuant to Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at year end December 31, 2005 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Diclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities, particularly during the period in which the annual filings are being prepared.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Back to Contents

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to assess profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

$,000’s	2005	2004

Operating Costs per Financial Statements	$22,755	$18,038
Adjust for Albino Development Expenditures	592	—
Reclamation and Closure Costs	—	—
Operating Costs for Per Ounce Calculation	$22,163	$18,038

Gold Ounces Sold	55,217	49,478
Total Cash Cost Per Ounce US$	$401	$365

Additional information relating to Crystallex is available on SEDAR or EDGAR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations.Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Back to Contents

SCHEDULE “C”
GLOSSARY OF DEFINED TERMS AND TECHNICAL MINING TERMS AND ABBREVIATIONS

Defined Terms

20,000 TPD Feasibility Study	The feasibility study completed by SNCL and other independent consultants (including MDA) in September 2003 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day. See “Las Cristinas Project.”

2005 Development Plan	The study completed by SNC–Lavalin and other independent consultants (including MDA) in August 2005 updating the 20,000 TPD Feasibility Study. See “Las Cristinas Project.”

Consolidated Financial Statements	The audited consolidated balance sheets of the Corporation as at December 31, 2005 and 2004, and consolidated statements of operations, cash flows and shareholders equity of the Corporation for each of the years in the three year period ended December 31, 2005, including the notes thereto and the auditors report thereon. A copy of the Consolidated Financial Statements is attached to this Annual Information Form as Schedule “A.”

Corporation	Crystallex International Corporation.

Crystallex Group	The Corporation and its subsidiaries.

CVG	Corporacíon Venezolana de Guyana. See “Mining in Venezuela – Venezuela.”

EIA	Environmental Impact Assessment. See “Mining in Venezuela – Environmental Laws.”

Las Cristinas Deposits	The four areas referred to as Las Cristinas 4, 5, 6, and 7. See “Las Cristinas Project – Location and Property Description.”

Management’s Discussion and Analysis	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Corporation for the year ended December 31, 2005. A copy of Management’s Discussion and Analysis is attached to this Annual Information Form as Schedule “B.”

MARN	The Ministry of the Environment and Natural Resources. See “Mining in Venezuela – Environmental Laws.”

MDA	Mine Development Associates. See “Las Cristinas Project.”

MDA Report	The mineral reserves and resources report dated April 30, 2003, prepared by MDA with respect to the Las Cristinas Project. See “Las Cristinas Project.”

MIBAM	The Ministry of Basic Industries and Mining (formerly, the Ministry of Energy and Mines). See “Mining in Venezuela – Mining Law.”

Mine Operation Agreement	The mine operation agreement between the CVG and the Corporation dated September 17, 2002, with respect to the Las Cristinas Project. See “Las Cristinas Project – Mine Operation Agreement.” A copy of the Mine Operation Agreement is attached to this Annual Information Form as Schedule “D.”

NI 43-101	National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators.

Qualified Person	A person who: is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

SNC–Lavalin	SNC-Lavalin Engineers & Constructors Inc. See “Las Cristinas Project.”

VAT	Value Added Tax. See “Mining in Venezuela – Taxation.”

Back to Contents

VML	Mining Law of 1999. See “Mining in Venezuela – Mining Law.”

Technical Mining Terms

Alluvial	Relating to deposits made by flowing water, washed away from one place and deposited in another.

Assay	An analysis to determine the presence, absence or concentration of one or more chemical components.

ball mill	A large steel cylinder containing steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Belt	A specific elongate area defined by unique geologic characteristics.

Bleb	A small, usually rounded inclusion of one material in another.

Breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or cementing material.

carbon-in-leach (CIL)	A recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed by the carbon. The loaded carbon is subsequently separated from the slurry and the gold removed from the carbon.

Cathode	A rectangular plate of metal produced by electrolytic refining. A cathode is typically the finished product of the copper refining process.

Chalcopyrite	A copper mineral, the composition of which is copper iron sulphide.

Concentrate	A metal rich product from a mineral separation process such as flotation, from which most of the waste material in the ore has been separated. The metals are “concentrated” from the ore and the remainder discarded as tailings.

cut-off grade	The minimum metal grade of which a tonne of rock can be processed on an economic basis.

Deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. A deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

Development	The preparation of a known commercially mineable deposit for mining.

diamond drill	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dissemination	A scattered distribution of generally fine-grained, metal-bearing minerals throughout a rock body.

Dyke	A tabular intrusion, meaning it is sheet or slab-like, that cuts across or through the host rocks. Dykes vary from a few centimetres to many tens of metres in thickness and may extend for several kilometres.

Extraction	Removal of ore or waste from the ground.

Fault	A geological term that refers to a fracture or zone of fractures in the earth’s crust along which the rock units on each side of the fracture have moved relative to one another.

Back to Contents

feasibility study	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail such that the study could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Flotation	A milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the remaining rock or mineral material.

geophysical surveys	Studies conducted to measure the physical characteristics of a certain area.

Geophysics	The study of the earth by quantitative physical methods.

gold doré	A bar of gold which contains impurities in excess of 2% and which will be further refined to almost pure metal.

Grade	The concentration or quality of an ore or metal content.

Hectare	A square of 100 m on each side, or 2.471 acres.

Host	The body of rock in which mineralization of economic interest occurs.

Intrusive	A body of igneous rock formed by magma penetrating or intruding into or between other rocks but solidifying before reaching the surface; in contrast to lavas or tuffs which are extruded upon the surface.

Mill	A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mine	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open-pit on the surface or underground workings.

mineral reserve(1)	Mineral Reserve: The economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study (which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified). A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least preliminary feasibility study.

Probable Mineral Reserve: The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study.

Note:

(1) As defined in NI 43-101.

Back to Contents

mineral resource(1)	Mineral Resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource: That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource: That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource: That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Mineralization	The natural process by which sometimes valuable minerals are aggregated, resulting in a potential ore deposit.

Ore	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

Oxide	An adjective applied to a rock, mineral resource or mineral reserve indicating that it has been subjected to oxidation through weathering and exposure to the surface elements or ground water.

Plunge	The vertical angle between a horizontal plane and the line of maximum elongation of an orebody.

Pulp	A mixture of ground ore and water capable of flowing through suitably graded channels as a fluid.

pyrite	A mineral, the composition of which is iron sulphide.

Quartz	A mineral composed of silicon dioxide.

Note:

(1) As defined in NI 43-101.

Back to Contents

reclamation	The process by which lands disturbed as a result of mining activity are brought back to beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features and contouring, covering and revegetation of waste rock piles and other disturbed areas.

recovery	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

recovery rate	The percentage of a particular metal contained in ore that is recovered during processing.

refining	The final stage of metal production in which impurities are removed from the molten metal.

refractory ore	Gold mineralized material in which the gold is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbons which reduce gold recovery.

royalty interest	Generally, a percentage interest that is tied to some production unit such as tonne of concentrate or ounce of gold produced. A common form of royalty interest is a net smelter return.

sample	Small amount of material that is supposed to be typical or representative of the object being sampled.

sedimentary	A rock formed from cemented or compacted sediments deposited in horizontal strata.

sediments	The debris resulting from the weathering and break-up of pre-existing rocks.

shoot	A body of ore, usually in elongated form, extending downward or upward in a vein.

smelter	A plant where concentrates are processed into an upgraded product.

smelting	A pyro-metallurgical operation in which metal is separated from impurities by a process that includes fusion.

strike	A geological term that refers to the compass direction on a map that layered rock units or faults run.

stripping ratio	The ratio of waste removed to ore processed.

sulphides	Minerals that are compounds of sulphur together with one or more other elements (such as iron, copper, lead, zinc and arsenic).

tailings	The material that remains after all metals considered economic have been removed from ore during milling.

tuff	A finer grained pyroclastic rock made up mostly of volcanic ash.

vein	An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with associated replacement of the host rock.

waste	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Abbreviations

g/t	Grams per tonne.

m	Metre.

Back to Contents

oz	Ounce(s).

t	Tonnes.

ton	A dry short ton (2,000 pounds).

tonne	A metric ton (1,000 kilograms or 2,204.62 pounds).

tpa	Tonnes per annum.

Metric/Imperial Conversion Table

     The following table sets out the imperial equivalents of the metric units of measurement used in this Annual Information Form:

Metric Unit	Imperial Equivalent

Gram	0.03215 troy ounces
Hectare	2.4711 acres
Kilogram	2.20462 pounds
Kilometre	0.62139 miles
Metre	3.2808 feet
Tonne	1.1023 short tons

Back to Content

SCHEDULE D
MINE OPERATION AGREEMENT AND RELATED DOCUMENTS

Mine Operation Agreement	D-1
Presidential Decree 1,757	D-20
Agreement between the Ministry of Energy and Mines and the CVG with respect to the Las Cristinas Deposits	D-23

Back to Content

The undersigned, MARIELA CÉSPEDES MORENO, a Venezuelan, a single, of legal age, domiciled in Caracas, bearer of Identity Card No. 6.560.009, a Public Interpreter of the Republic of Venezuela in the English language, as evidenced from title published in the Official Gazette of the Bolivarian Republic of Venezuela No. 37.119 dated January 15, 2001, recorded at the Main Office of Public Registry of the Federal District on September 23, 1999, under No. 80, onto page 80, Volume 17° and subsequently registered in the Second Court of First Instance in Civil, Mercantile and Transit Matters of the Judicial Circumscription of the Metropolitan Area of Caracas on October 18, 2000, hereby CERTIFIES: That the attached document written in Spanish, which has been presented to her for its translation, textually reads in English as follows:

“MINISTRY OF THE INTERIOR AND JUSTICE
BOLIVARIAN REPUBLIC OF VENEZUELA
General Department of Registries and Notary Public’s Offices

FOURTH NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ

Centro Comercial Cristal – 1 er piso – Locales 110 y 111
Telephone number: (0286) 962.40.57
Alta Vista – Puerto Ordaz Estado Bolivar

Executing parties: Francisco José Rangel Gómez and Marc J. Oppenheimer.
Volume 86.

CRISTINA 4, CRISTINA 5, CRISTINA 6 AND CRISTINA 7
MINING OPERATION CONTRACT

The CORPORACION VENEZOLANA DE GUAYANA, an Autonomous Institute created by Decree No. 430, dated December 29, 1960, published in Official Gazette of the Republic of Venezuela No. 26.445 dated December 30, 1960, amended by Decree No. 1.531, dated November 7, 2001, published in Official Gazette of the Bolivarian Republic of Venezuela No. 5-553, dated November 12, 2001, which has the

Back to Contents

prerogatives and privileges granted by the Law of the Republic and is exempt from payment of all taxes, duties and contributions, as determined by Articles 24 and 25 of said Decree-Law, represented in this act by its President, FRANCISCO JOSE RANGEL GOMEZ, a Venezuelan, legally competent, bearer of Identity Card No. 2.520.281, of this domicile, the designation of whom is evidenced from Decree No. 1.034 dated October 10, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.054, dated October 10, 2000, hereinafter and for the purposes hereof referred to as THE CORPORATION, in compliance with what was approved in the Board of Directors, as per Resolution No. 8.700 and Resolution DIR-No. 8.705 dated September 2, 2002 and September 16, 2002, respectively, on the one hand; and on the other, CRYSTALLEX INTERNATIONAL CORPORATION, a company domiciled in the Province of British Columbia of Canada, the duration of which was extended under the Commercial Corporation Law of Canada, as Corporation No. 345631-5, through Certificate dated January 23, 1998, represented in this act by its President, MARC J. OPPENHEIMER, a citizen of the United States of America, bearer of Passport No. 152092004, duly authorized for this act as per Resolution of the Board of Directors dated September 16, 2002, hereinafter referred to as CRYSTALLEX, each of them individually referred to as the ‘Party’ or collectively as the ‘Parties’, have agreed to enter into, as they hereby do, this mining operation contract for Las Cristinas 4, 5, 6, and 7, which is based on the following:

WHEREAS

l.-   The CORPORACION VENEZOLANA DE GUAYANA is an Autonomous Institute with its own legal capacity and a patrimony separate from and independent of that of the Republic and which is ascribed to the Ministry of the Secretary’s Office of the Presidency. The purpose of the CORPORACION VENEZOLANA DE GUAYANA is to promote the balanced development of the Guayana Region, perform the exploration, prospecting, and exploitation works of the mines or deposits to that end granted by the Ministry of Energy and Mines.

2.-   On May 16, 2002, the MINISTRY OF ENERGY AND MINES and the CORPORACION VENEZOLANA DE GUAYANA entered into a contract whereby the Ministry authorizes the Corporation to execute the works of exploitation, recovery and sale of the Gold mineral that is in the deposits located within the areas of the concessions called Cristina 4, Cristina 5, Cristina 6, Cristina 7, in the Sifontes Municipality of the State of Bolívar, called ‘PROYECTO LAS CRISTINAS 4, 5, 6 y 7’ and hereinafter referred to as the Project.

3.-   The MINISTRY OF ENERGY AND MINES, through said Contract, authorized the CORPORACION VENEZOLANA DE GUAYANA to use the property committed to said concessions that was transferred to the Republic according to Resolution No. 035 dated March 6, 2002, published in Official Gazette of the Bolívarian Republic of Venezuela No. 37.400, dated March 8, 2002.

Back to Contents

4.-   For purposes of the appropriate performance of said Contract, the CORPORACION VENEZOLANA DE GUAYANA may enter into DESIGN, CONSTRUCTION, AND OPERATION contracts WITH THIRD PARTIES, after informing the Ministry of Energy and Mines in writing.

5.-   Prior to commencing the operative activities of the project, all of the corresponding environmental permits must have been obtained and complied with.

CLAUSE FIRST
INTERPRETATION

1.1   Definitions. In this Contract, unless otherwise expressly established, the following words and phrases shall have the meaning established below:

‘Contract’ means this mining operation contract and its Exhibits and written amendments made by the Parties.

‘Effective Date’ means the date of execution of this Contract by the parties before a Notary Public.

‘Material Breach’ means any act or omission of any of the Parties that causes an essential damage to: (i) the business, the result of the operation, or the financial conditions of the other Party; (ii) the other Party’s ability to timely and fully perform its obligations herein prescribed, according to the terms herein established; (iii) the validity or legal effectiveness of the Contract or of the rights of the other Party.

‘Law of Mines’ means the Decree with the Status and Force of Law of Mines, published in Official Gazette No. 5.382, dated September 28, 1999, as well as its Regulations, decrees, resolutions, and other applicable laws.

‘MEM’ means the Ministry of Energy and Mines,

‘Parties’, in the plural, means both parties executing this Contract, that is, the Corporación Venezolana de Guayana and CRYSTALLEX and, in the singular (Party), means each of them.

‘Environmental Permits’ means the Permit to Affect Resources for Exploitation of gold, copper, and other minerals granted by the Ministry of the Environment and Natural Resources, as well as any other environmental permit or authorization that may be required by said Ministry or any other competent authority or by the law for the performance of the activities in Las Cristinas.

‘Small Miners’ means groups of small miners organized and identified as: Nuevas Claritas, Siete estrellas, Los Rojas, and la Bolivariana, established in delimited areas within the Las Cristinas project.

Back to Contents

‘Annual Production Plan’ refers to the document annually submitted by CRYSTALLEX to the consideration and approval of THE CORPORATION, the content of which comprises an estimate of the following points: – Investments, – production volume, – processing capacity, – operating costs, – logistics – number of workers, – gold production, – gold price – income for sales, and any other elements related to the project development and execution.

‘Monthly Gold Price’ means the average monthly gold price, which shall be calculated by dividing the sum of all ‘London Bullion Market Association P.M. BID Gold Fix prices’ (which fixes the closing price of said mineral per refined gold Troy ounce on that day) reported for the corresponding month by the number of days for which said prices were established.

‘Production’ refers to the quantity of gold mineral processed per day, expressed in tons per day (t/d)

‘Tenor’ means the content of gold in the gold material of the deposit, measured at the entry of the mill of the processing plant, expressed in grams per dry tons (gr/t).

CLAUSE SECOND
Purpose of the Contract

2.1   THE CORPORATION, according to authorization issued by the MEM, through Contract dated May 16, 2002, authenticated before the Second Notary Public’s Office of Puerto Ordaz, Caroní Municipality, State of Bolívar, recorded in the Authentication Books under No. 08, Volume 82, dated June 13, 2002 and the First Notary Public’s Office of the Municipality of Baruta of the State of Miranda, recorded under No. 28, Volume 40 of the Authentication Books, on June 19, 2002, hereinafter referred to as the CVG-MEM Contract, which is attached hereto and an indivisible part hereof, authorizes CRYSTALLEX, and the latter so accepts, to make all necessary investments and works to reactivate and execute in full the mining project of CRISTINA 4, CRISTINA 5, CRISTINA 6, and CRISTINA 7, design, construct the plant, operate the same and process the gold material for its subsequent commercialization and sale, and transfer the mine and its facilities to THE CORPORATION upon the end of the Contract, in accordance with the provision of Article 102 of the Law of Mines. The Las Cristinas 4, 5, 6, and 7 project is located in the Municipality of Sifontes of the State of Bolívar, in the Bolivarian Republic of Venezuela. Its location is described in the Plan attached hereto as Exhibit ‘A’, which has been signed by CRYSTALLEX and THE CORPORATION and is a part hereof. According to said plan, THE CORPORATION authorizes CRYSTALLEX to exploit and recover gold mineral present in the area of Las Cristinas 4, 5, 6, and 7, within the following boundaries that are defined in said Plan by a closed traverse line and by vertices expressed in U.T.M. coordinates (Universal Transversal de Mercator):

Back to Contents

AREA CALLED CRISTINA 4. Total area one thousand hectares (1,000 Ha.).

POINT	NORTH (m)	EAST (m)
BOT – 1	683,208.00	666,284.00
BOT – 2	685,208.00	666,284.00
BOT – 3	685,208.00	671,284.00
BOT – 4	683,208.00	671,284.00

AREA CALLED CRISTINA 5. Total area nine hundred thirty-nine hectares and four ares (939.4 Ha.).

POINT	NORTH (m)	EAST (m)
BOT – 1	685,208.00	671,284.00
BOT – 2	685,208.00	668,340.00
BOT – 3	687,070.00	668,340.00
BOT – 4	687,070.00	673,340.00
BOT – 5	685,208.00	673,340.00

AREA CALLED CRISTINA 6. Total area nine hundred forty-four hectares and two ares (944.2 Ha.).

POINT	NORTH (m)	EAST (m)
BOT – 1	685,208.00	668,340.00
BOT – 2	685,208.00	663,340.00
BOT – 3	687,070.00	663,340.00
BOT – 4	687,070.00	668,340.00

AREA CALLED CRISTINA 7. Total area one thousand two hectares (1,002 Ha.).

POINT	NORTH (m)	EAST (m)
BOT – 1	687,070.00	663,340.00
BOT – 2	689,070.00	663,340.00
BOT – 3	689,070.00	668,340.00
BOT – 4	687,070.00	668,340.00

The works to be performed by CRYSTALLEX for the design, construction, start-up, and exploitation of the mine subject-matter of the ‘Las Cristinas 4, 5, 6, and 7’ Project comprise the geological-mining planning and the supply of all materials, labor, machinery, equipment, spare parts, and other resources materials or elements that are necessary for the development, exploitation, processing, commercialization, and sale of the gold mineral present in said mine, according to the terms hereof.

2.2   FEASIBILITY STUDY

Back to Contents

2.2.1   CRYSTALLEX binds itself to submit to THE CORPORATION the Technical, Economic, Financial Feasibility Study within a term not exceeding one (1) year as from the date of execution hereof, in order for it to be analyzed, considered and approved before commencement of the works. During said period, CRYSTALLEX must maintain a minimum of field activity allowing for the generation of jobs in the communities adjacent to the Project area.

2.2.2.   The Feasibility Study must conform to the guidelines established in this contract and be for the benefit of both parties. The approval of said Feasibility Study must be evidenced in writing and shall be attached hereto as Exhibit ‘B’, which shall be an indivisible part hereof.

CLAUSE THIRD
INVESTMENT PROGRAM

CRYSTALLEX binds itself to make all necessary investments for the reactivation and execution of the ‘Las Cristinas 4, 5, 6, and 7’ mining Project, as estimated according to the Feasibility Study approved by THE CORPORATION. To that end, CRYSTALLEX must submit to THE CORPORATION, at the same time and as a part of the Feasibility Study referred to in the foregoing clause, a program and/or schedule of investment disbursement and performance, as well as the financing sources and their conditions. This investment program and/or schedule shall be approved and signed by CRYSTALLEX and THE CORPORATION in a document attached hereto as Exhibit ‘C’, which shall be an integral part hereof.

CLAUSE FOURTH
EXPLOITATION PLANS

1.-   CRYSTALLEX must submit to THE CORPORATION the Exploitation Plans for the Life of the Project and the detailed Annual Exploitation Plans. The Exploitation Plan for the Life of the Project, as well as the annual plans, must be accepted in writing by THE CORPORATION for their implementation.

Said Investment Programs and the Exploitation Plans must contain the necessary technical information, at the request of THE CORPORATION which may request at any time additional information from CRYSTALLEX or may propose modifications or adjustments that it deems to be reasonably necessary.

2.-   CRYSTALLEX must specify in said Plans the mineral excavation volumes and barren volumes, waste disposal, handling of effluents, environmental protection, industrial safety, and any other aspect that THE CORPORATION deems pertinent, which aspects shall be informed to CRYSTALLEX sufficiently in advance, depending on the technical characteristics of the information required.

Back to Contents

CLAUSE FIFTH
PRODUCTION VOLUME

I.-   CRYSTALLEX binds itself to put the ‘Las Cristinas 4, 5, 6, and 7’ mining Project into production within the period of time established in clause Ninth of the CVG-MEM Contract entered into on May 16, 2002.

2.-   CRYSTALLEX binds itself to annually recover from the mine subject-matter of the ‘Las Cristinas 4, 5, 6, and 7’ Project an average daily production volume of present gold mineral, as indicated in the Annual Production Plan agreed by the parties, which shall be attached hereto as Exhibit ‘D’ and an integral part hereof.

3.-   CRYSTALLEX binds itself to process the gold mineral volume specified in the Annual Production Plan at the plant to be installed by it in accordance with the Project, incorporating the greatest quantity of added value.

4.-   CRYSTALLEX shall exploit and recover the barren material that cannot be stored in the mine and put it in a place therefor fitted out, in agreement with the environmental legislation.

CLAUSE SIXTH
ECONOMIC COMPENSATION

1.-   CRYSTALLEX shall make the following mandatory payments to THE CORPORATION:

•	Initial Payment: The amount of FIFTEEN MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$ 15,000,000.00) corresponding to eight percent (8%) of the value of the investments made within the Project, such as: reports, digitized information, camp, drilling, which payment shall be made by CRYSTALLEX within five (5) bank working days following execution hereof, after the instructions of THE CORPORATION.
•	Minimum monthly payment on account of royalty calculated on the commercial value of the monthly gross production in percentage terms, which is to be paid once the construction stage is completed:
GOLD:
US$ Price/Troy ounce %
Less than 280 $/ounce	1.00

Equal to or more than 280 $/ounce and less than 350$/ounce	1.50

Equal to or more than 350 $/ounce and less than 400$/ounce	2.00

More than 400 $/ounce	3.00

Back to Contents

These royalties are different from the Exploitation Tax established in the Law of Mines that CRYSTALLEX shall pay to THE REPUBLIC and are subject to revision in accordance with the laws ruling the matter.

CLAUSE SEVENTH
SPECIAL ADVANTAGES

CRYSTALLEX binds itself to comply with the following Employment Plan and Social Community Development Program:

FOR YEAR 2002:

•	To generate 50 jobs and bear the costs of maintenance of the facilities and of the 24 people currently working
•	To continue with the technical assistance to the five (5) Small Miners Associations operating in the Project Small Miners area.
•	To bear the costs of maintenance, supplies, and other operation expenses of the Centro Medico Asistencial Las Claritas, which shall provide services to the Project personnel and to the community, and transforming the same from Ambulatory Rural Type II to Ambulatory Urban Type I.

FOR YEAR 2003:

•	To generate 50 additional jobs during the twelve (12) months of the year
•	To build at least 30 houses in the local Community of Santo Domingo.
•	To train personnel in the Community to handle the necessary machinery and equipment for mining operations.
•	To develop Social Programs for the benefit of the Community
1.	Installation and integration of clean water treatment plants:
	•	Km 88 – Santa Lucia de Inaguay – Las Claritas – Nuevas Claritas – Santo Domingo
	•	Las Manacas – El Granzón – Araymatepuy
2.	Construction of sewerage systems:
•	Las Claritas – Nuevas Claritas – Santo Domingo
3.	Improvement and Paving of the existing road between Kilometer 85 and Las Cristinas

FOR THE FOLLOWING YEARS OF THE TERM OF THIS CONTRACT, CRYSTALLEX shall continue to: provide technical assistance to the small miners associations operating in the small miners area of the Project, bear the costs of maintenance, supplies and other operation expenses of the Centro Medico Asistencial Las Claritas, maintain the scholarship and internship programs for students, and the training of personnel, perform the activities of maintenance of the road to which the paragraph corresponding to year 2003 refers.

Back to Contents

CLAUSE EIGHTH
CRYSTALLEX’S OBLIGATIONS

1.-   CRYSTALLEX warrants that the operations of the mine subject-matter of Las Cristinas 4, 5, 6, and 7 Project shall be carried out by competent personnel with expertise in the gold mining area. To that end, it shall establish Training Programs for the personnel. According to Article 27 of the Organic Labor Law, during performance of this contract, at least ninety percent (90%) of the employees and of the workers are to be Venezuelans, except as established in Article 28 of said Law. Likewise, as from the date of execution hereof, CRYSTALLEX takes on the administrative personnel and workers that work at the operation and maintenance facilities of the Camp committed to Las Cristinas 4, 5, 6, and 7 Project, according to the payroll provided by THE CORPORATION and identified by letter ‘B’.

2.-   CRYSTALLEX shall use the most advanced technologies in order to achieve international standards and competitive cost. Likewise, it covenants that the gold mineral shall be recovered according to the best mining techniques in order to achieve an optimal recovery of the resource, making efforts to preserve the deposit and the environment in the performance of the exploitation works. CRYSTALLEX shall adapt to the provisions established in the Annual Production Plan approved by THE CORPORATION.

3.-   CRYSTALLEX is bound to meet the commitment of production and tenor of the gold mineral recovered, in accordance with the Annual Production Plan. Therefore, it binds itself to:

       3.1   Adopt the necessary precautions and measures to prevent and avoid occupational accidents and place special interest in the compliance with the provisions of the Ministry of Labor about industrial health and safety, in pursuance of the applicable legislation.

       3.2   Supply the equipment, consumable materials, and related services, such as drainage, dams, electrical control and distribution facilities, compressed air, ventilation system, pumping systems, drinking water treatment facilities, sewage facilities, communication and transport internal and external routes, dining areas and, in general, all facilities operated by it in the mine area.

       3.3   CRYSTALLEX is the sole employer of the personnel assigned to the performance of the works subject-matter of this contract. Therefore, it must bear the payment of all obligations derived from their employment relationship and strictly comply with the provisions of any applicable laws.

CRYSTALLEX expressly accepts to release THE CORPORATION from any joint and several liability as established in the Organic Labor Law. By virtue of the foregoing,

Back to Contents

CRYSTALLEX binds itself to reimburse all expenses or payments that THE CORPORATION may be bound to make by reason of labor actions filed against the same by virtue of the joint and several liability established in the aforesaid legal provisions.

       3.4   CRYSTALLEX must provide THE CORPORATION with the technical documentation for the obtainment of the environmental permits necessary for the operation of the mine subject-matter of Las Cristinas 4, 5, 6, and 7 Project. CRYSTALLEX must strictly comply with the applicable environmental legislation in the performance of the works subject-matter of this contract.

       3.5   CRYSTALLEX shall handle together with THE CORPORATION the obtainment of all permits for use of explosives and others stipulated by the Venezuelan laws and regulations in this connection.

       3.6   CRYSTALLEX, with the support of THE CORPORATION, must obtain the municipal, state or national permits or authorizations required for its legal operation, if applicable.

       3.7   CRYSTALLEX binds itself to engage, according to its operating requirements, Venezuelan service companies, preferably local and regional companies, and to purchase Venezuelan consumable supplies and materials to be used in this project, in accordance with the provisions of Presidential Decree No. 1.892 dated July 25, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.494, dated July 30, 2002.

       3.8   CRYSTALLEX binds itself to deliver to THE CORPORATION, under inventory, at the end of the term hereof, all facilities and equipment existing on such date and in proper operating conditions, normal wear and tear excepted, which must coincide with the inventory or list of equipment or facilities notified by CRYSTALLEX to THE CORPORATION at the time of their acquisition or construction, as the case may be, during the term of this contract. To that end, CRYSTALLEX binds itself to deliver to THE CORPORATION the list of equipment to be imported with its characteristics and specifications, including its commercial value.

       3.9   CRYSTALLEX shall deliver to THE CORPORATION, through the liaison Manager, within the first seven (7) days of each month, a report of the activities performed (technical studies made, including field and production information), as well as any other information required from it, for purposes of following up the project development.

       3.10   CRYSTALLEX binds itself to desist from any judicial claim or action that it may have against THE CORPORATION and THE CORPORATION binds itself to accept.

Back to Contents

CLAUSE NINTH
THE CORPORATION’S OBLIGATIONS

1.-   THE CORPORATION binds itself to deliver to CRYSTALLEX the existing technical studies performed about the area to be contracted, in order for CRYSTALLEX to make the Certification of the same and afterwards prepare the Feasibility Study.

2.-   THE CORPORATION may propose to CRYSTALLEX such specialized technical personnel as THE CORPORATION considers fit for the development of this project and CRYSTALLEX is free to hire said suggested personnel.

3.-   THE CORPORATION shall deliver to CRYSTALLEX, through an inventory attached hereto as Exhibit ‘F’, at the beginning of the tern hereof, the current facilities of the nine subject-matter of the Las Cristinas 4, 5, 6, and 7 Project, for the purposes of this contract.

4.-   THE CORPORATION shall take the necessary steps for the obtainment of the environmental and mining permits required for the execution of this Project. In any case, the periods of time established in this contract shall not begin to elapse until the obtainment of said authorizations or permits.

5.-   All notifications to the MEM hereunder shall be from THE CORPORATION.

CLAUSE TENTH
Bonds or Guaranties

1.-   CRYSTALLEX must present within the first sixty (60) days following execution of the contract and every year a faithful performance bond issued by a bank, for the performance of the contract, corresponding to five percent (5%) of the production value of the time that the construction lasts, which bond is to be released with the Certificate of Commencement (Acta de Inicio) of commercial production issued by THE CORPORATION. Likewise, CRYSTALLEX must keep an insurance policy for the equipment and facilities in order to cover damages, such as robbery, theft, fire and floods. Also, it must present a labor bond to guaranty the labor liabilities to be accrued each year.

2.   CRYSTALLEX, before commencing construction and exploitation, shall present the environmental bonds in favor of the Ministry of the Environment and Natural Resources that guaranty the remedy of the environmental damages that may be caused by the construction and exploitation prescribed in the Project, in order to proceed in accordance with Article 59 of the Law of Mines.

CLAUSE ELEVENTH
Technical Supervision

Back to Contents

1.-   THE CORPORATION shall create a Liaison Technical Management (Gerencia Técnica de Enlace) composed of a team of professionals who shall be in charge of supervising the proper progress of the works. Such team shall be under the responsibility of a Link Manager who may be freely designated and removed by THE CORPORATION. THE CORPORATION shall deliver to CRYSTALLEX in writing, as a result of the supervision, the comments or recommendations that it deems convenient and CRYSTALLEX must give consideration to the same in the terms indicated, unless CRYSTALLEX has different criteria with respect to the issues stated, which criteria must be informed to THE CORPORATION in a reasoned manner for the corresponding discussion to reach an agreement to the satisfaction of the parties. Likewise, CRYSTALLEX must bear the expenses of the remuneration of said Technical Management personnel and shall provide the necessary logistic support: it shall make physical space with its corresponding office furniture and computers available, provide transportation, board and lodging and shall allow free access to the Project area by the Technical Management personnel.

CLAUSE TWELFTH
Small Miners

CRYSTALLEX binds itself to provide technical assistance under the guidance of THE CORPORATION to groups of Small Miners organized and identified as Nuevas Claritas, Siete estrellas, Los Rojas, and La Bolivariana, established in delimited areas within the Las Cristinas project, and any other group that may be organized and that is approved by CRYSTALLEX, in order to guaranty sound operating practices and a lesser environmental impact,

CLAUSE THIRTEENTH
Notices

All notices to be given hereunder shall be in writing, in the Spanish language, and personally delivered. The notices shall be sent to the following addresses:

CORPORATION VENEZOLANA DE GUAYANA
Edificio CVG – Alta Vista
Puerto Ordaz, Estado Bolivar.
REPUBLICA BOLIVARIANA DE VENEZUELA
Attention: Gral (Div) Francisco José Rangel Gómez
Presidente de la Corporación Venezolana de Guayana.
Telephone: 0286 9681474 – 9681475
Telefax: 0286 9624805

CRYSTALLEX’s NAME
Address: Torre Forum, piso 12, Avenida Principal de Las Mercedes con calle Guaicaipuro, Urbanizaci6n El Rosal, Municipio Chacao.
Attention: Ing. Luis Felipe Cottin

Back to Contents

Title: Presidente de Crystallex de Venezuela, C.A.
Telephone: 0212 9526061
Telefax: 0212 9525011

Any of the parties may, by written notice, designate another officer as the addressee of the notices, as well as a new address for sending the corresponding notices. All notices shall be deemed to be given at the time when they are received by the corresponding addressee.

CLAUSE FOURTEENTH
Breach

l.-   If during the performance of the works herein prescribed, in a period of one year, CRYSTALLEX is not able to meet the average daily production or tenor of the mineral recovered established in the Annual Production Plan, CRYSTALLEX shall provide an economic compensation to THE CORPORATION in proportion to the benefits not received.

In order to quantify this effect of breach, the one-year period shall be counted as from the first day of work prescribed in the Annual Production Plan and, the total production of the year divided by three hundred and sixty-five days (365) shall be used as the daily average.

The suspensions of operations due to force majeure are excepted from being considered as breach, in accordance with Clause Fifteenth hereof.

2.-   Likewise, the causes described in Article 98 of the Law of Mines shall be deemed to be breaches.

3.-   Also, the breach of the environmental conditions issued by the Ministry of the Environment and Natural Resources (MARN) shall be penalized.

4.-   The causes defined as Material Breach in Clause First of this contract.

CLAUSE FIFTEENTH
Force Majeure

None of the parties shall be liable for any breach of the obligations undertaken hereunder, when such breach results from force majeure, which shall consist in any circumstance beyond the control of any of the parties that has not been reasonably foreseen and overcome and that may impede or excessively delay the performance of any obligation established in the contract. Such circumstances include, but are not limited to, events of nature such as floods, earthquakes, strong winds, as well as wars, sedition, epidemic, fire or any other of the same magnitude, and they also include new

Back to Contents

laws, decrees, regulations, ordinances or administrative acts of the government at its different levels or branches of State Power (Poder Publico), issued by any legally competent public authority of the corresponding matter, provided that when such events occurs the affected party exercises the due care and diligence to reasonably control, avoid or prevent the event and the damaging consequences of the same. Any of the parties shall notify the other in writing, as soon as possible, if such party is not able to perform any of its obligations due to force majeure, as well as the reason for said noncompliance and must resume performance, if such were the case, within a reasonable period after disappearance of the force majeure. But in no case and for no reason shall the term of this contract be extended beyond the period hereinafter established.

CLAUSE SIXTEENTH
Termination of the Contract

1.-   THE CORPORATION and CRYSTALLEX may agree upon the termination hereof by mutual agreement when it is considered convenient due to the circumstances. After a period of time has been agreed by the parties for the termination of the contract, they both bind themselves to fully perform the obligations undertaken hereunder.

2.-   In the event of any of the parties’ breach, according to clause Sixteenth, the affected party shall have the right to terminate this contract immediately after the elapsing of ninety (90) days as from the date on which one of the parties gives written notice to the other attributing to it in a reasoned manner the breach of any of the obligations undertaken hereunder, provided that said breach has not been remedied within such period of time. If the party that invokes the breach considers that it may be remedied before the aforesaid ninety (90) days, it must expressly indicate in the notice to the other party the reasonable period of time within which such breach is to be remedied, expressly stating the reasons on which said period of time is based. If the breach is remedied in a period of time longer than that reasonably stated by the affected party or than that accepted by such affected party upon the proposal of the other party, provided that such period of time does not exceed the maximum limit of ninety (90) days, the breaching party shall pay to the other party the corresponding damages caused by the delay.

The stipulations of this number shall be applied in all cases of breach of this contract, except in the cases in which the clause establishes the form and time for rescission due to breach, and except as prescribed in Clause Twenty-fourth hereof

CLAUSE SEVENTEENTH
Environmental Legislation

1.-   CRYSTALLEX shall be responsible for compliance with the provisions in force regarding environmental conservation, defense, and improvement, specially those

Back to Contents

referred to the control of environmental impact of mining activities and correction, recovery, and improvement of the affected areas.

2.-   The mining activities developed in the parcels must be performed in a rational and scientific manner, in accordance with the sustainable development principle, environment conservation, and land use planning, according to articles 5 and 15 of the Law of Mines.

3.-   CRYSTALLEX is entitled to the rational use and utilization of public domain waters, provided that it observes the environmental provisions, respectively. Likewise, if necessary, it may use private domain waters, either through the establishment of easements or via expropriation, provided that the requirements established in the applicable legislation are met.

4.-   CRYSTALLEX must prepare the Environmental Handling Program and THE CORPORATION shall review and validate the same and be in charge of the steps to be taken before the Ministry of the Environment and Natural Resources.

CLAUSE EIGHTEENTH
TERM OF THE CONTRACT

1.-   This contract shall be in force as from the date of its execution for a period of twenty (20) years, extendible for one (1) or two (2) periods of ten (10) years, with the previous written agreement of the parties. Said extension must be notified before the term of the contract.

2.-   CRYSTALLEX binds itself to define and establish, by mutual agreement with THE CORPORATION and within one (1) year before the end of this contract, a plan for the transfer of the assets of the Las Cristinas 4, 5, 6, and 7 mine and its operations to THE CORPORATION.

CLAUS NINETEENTH
Settlement of Conflicts

Any doubts and controversies of any nature whatsoever that may arise out of the performance of this contract and which may not be amicably settled by the parties shall be decided by the competent courts of the Bolivarian Republic of Venezuela, in accordance with its laws, and in no case and for no reason may they give rise to claims before foreign courts.

CLAUSE TWENTIETH
Assignment of Contract

CRYSTALLEX may not assign, directly or indirectly, in whole or in part, its rights and/or delegate its obligations hereunder to another natural or legal person. Any

Back to Contents

assignment and/or delegation made in violation of this clause shall be null and without effect, except for the legal penalties derived from such assignment or delegation.

CLAUSE TWENTY-FIRST
Representations

1.-   The parties, being aware of the impossibility of foreseeing all contingencies that may arise during performance of this contract, agree that their intention is to agree between them on the basis of equity and without damaging the interests of both of them. If during performance hereof, any inequality, damage or injustice arises against any of them, they shall by mutual agreement endeavor to take the necessary actions to eliminate or remedy such inequality or damage.

2.-   The Ministry of Energy and Mines has granted to THE CORPORATION, by means of a contract entered into on May 16, 2002, in accordance with the provisions of Decree No. 1.757 of the President of the Republic dated April 29, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.437, dated May 7, 2002, the areas called Cristinas 4, 5, 6, and 7 located in the Sifontes Municipality of the State of Bolivar for the exploration, recovery and sale of the gold mineral present in deposits located in said areas. Likewise, it has been authorized to use the property committed to said areas that was transferred to the Republic in accordance with resolution No. 035 dated March 6, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.400 dated March 8, 2002. Therefore, no property rights are transferred to CRYSTALLEX by virtue of this contract or its Exhibits.

3.-   This contract is materially and legally complemented and supported, in addition to the stipulations herein, by its Exhibits mentioned in the text of this contract, which Exhibits are an integral and indivisible part hereof.

4.-   For purposes hereof, it shall be understood that for the technical, geological and legal knowledge of the Las Cristinas Project that CRYSTALLEX has, it is willing, ‘for its own risk and account’, to invest its human, technical, and financial resources in the exploitation of the deposit, without having anything to claim now and in the future on account of the results obtained in the exercise of said activities, since as a professional specialized in training activities it took precautions, made the pertinent studies, and was able to foresee the existing situations with respect to geology, production, historical production figures, mineralogical formation, potential and estimates of the results obtained and to be obtained. According to Article 34 of the Law of Mines, the existence of the mineral and that the same is industrially and economically exploitable are presumed, until proven to the contrary, but THE CORPORATION undertakes no responsibility with the execution of the contract for the truth of such facts. To such end, THE CORPORATION and CRYSTALLEX must verify the existing technical information to be delivered by THE CORPORATION within a term of ninety (90) days as from execution hereof, which shall be certified in Minutes issued for such purposes.

Back to Contents

CLAUSE TWENTY-SECOND
Complementary Provisions

1.-   The parties shall prepare and sign, within a term of thirty (30) working days as from execution of this contract, a detailed inventory of the facilities, property and equipment owned by the Republic that exist in the area of Las Cristinas 4, 5, 6, and 7 at the time when said inventory is signed, in accordance with number 3 of Clause Ninth hereof, which inventory shall be an integral part of this contract.

2.-   Should the MEM grant THE CORPORATION an authorization for the exploration, exploitation, commercialization, and sale of the copper mineral existing in the Las Cristinas 4, 5, 6, and 7 area, THE CORPORATION binds itself to enter into the corresponding addendum with CRYSTALLEX, complementary to this contract, in order to fix the conditions in which said activities shall be performed by CRYSTALLEX.

3.-   This contract may be amended by mutual agreement of the parties, by means of an addendum therefor entered into, without changing the spirit, purpose and reason that led them to enter into it.

CLAUSE TWENTY-THIRD
Applicable Law

The contracting parties expressly declare that this contract and its exhibits shall be governed by the laws of the Bolivarian Republic of Venezuela.

CLAUSE TWENTY-FOURTH
Rescission of Contract

This contract may be unilaterally rescinded by THE CORPORATION, with no indemnification whatsoever for CRYSTALLEX, in the event of delay in commencement, suspension of any of the activities, or breach of contract for a period of one (1) year without a duly justified reason.

CLAUSE TWENTY-FIFTH
Domicile

Without prejudice to the jurisdiction corresponding to the Political-Administrative Chamber of the Supreme Court of Justice to take cognizance of the controversies relating to administrative contracts, the city of Ciudad Guayana, Caroni Municipality of the State of Bolivar, is chosen as the special domicile and the controversies shall be submitted to the courts of said city.

Back to Contents

This contract is made in three (3) counterparts with the same content and effects, in Ciudad Guayana, on the seventeenth day of the month of September of year 2002.

By THE CORPORATION	By CRYSTALLEX
(Sgd.) (Illegible)	(Sgd.) (Illegible)

BOLIVARIAN REPUBLIC OF VENEZUELA. Dr. PEDRO E. ALFARO. NOTARY PUBLIC OF THE FOURTH NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ, AUTONOMOUS MNICIPALITY OF CARONI OF THE STATE OF BOLIVAR. Puerto Ordaz, September 17, Two Thousand and Two. 192° and 143°. The foregoing document drawn up by lawyer FIRELY C. NAVARRO, registered in the Inpreabogado under N° 11121 was presented to be authenticated and returned, as per form N° 38890, dated 09-17-2002. The parties executing the document being present, they stated that their names were FRANCISCO JOSE RANGEL GOMEZ AND MARC J. OPPENHEIMER, of legal age, domiciled in Puerto Ordaz, State of Bolivar, a citizen of Venezuela and a citizen of the United States of America, both married, holders of Identity Card No. 2.520.281 and Passport No. 152092004. The original having been read to them and compared to its copies and such original and copies having been signed before the Notary, the executing parties stated: ‘ITS CONTENT IS TRUE AND OURS THE SIGNATURES THAT APPEAR AT THE BOTTOM THEREOF’. The Notary, by virtue whereof, declares it authenticated in the presence of witnesses YANNINA GUILLEN and GABRIELA RODRIGUEZ, holders of Identity Cards Nos. 11.995.595 and 11.636.896. The document was recorded under N° 16, Volume 86 of the Books of Authentication kept by this Notary Public’s Office. The undersigned Notary Public certifies that in this act Article 78, Number 2 of the Decree with the Force of Law on Public Registry and Notary Public’s Offices was complied with. Likewise, he certifies that he saw: 1) Decree No. 430 of the CORPORATION VENEZOLANA DE GUAYANA, dated 12-29-1960, published in Official Gazette of the Republic of Venezuela No. 26.445 dated 12-30-1960, the last amendment to which having been made through Decree of Law No. 1.531 dated 11-07-2001, published in Official Gazette of the Bolivarian Republic of Venezuela No. 5.553 dated 11-12-2001, which has the prerogatives and privileges that the National Treasury grants in the Preliminary Title of the Organic Law on National Public Finance and is exempt from the payment of all taxes, duties, and contributions as determined by articles 24 and 25 of said Decree, represented by its President, Francisco Rangel Gómez, according to designation made by the President of the Republic through Presidential Decree No. 1.034, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.054, on 10-10-2000, sufficiently authorized for this act according to articles 36 and 37 of said Decree Law. 2) Resolution No. 8.700 and Resolution DIR-No. 8.705 dated: 09-02-2002 and 09-16-2002, respectively. 3) Resolution of the Board of Directors of CRYSTALLEX INTERNATIONAL CORPORATION dated 09-16-2002. 4) The Notary’s Office was convened at the office of C.V.G., Alta Vista, Puerto Ordaz, today, at 11:00 a,m., upon the request from the interested party.

Back to Contents

The Notary Public (Sgd.) (Illegible). Dr. Pedro E. Alfaro. Fourth Notary Public of Puerto Ordaz. The Witnesses. (Sgd.) (Illegible) Yannina Guillen. (Sgd.) (Illegible) Gabriela Rodriguez. The executing Parties (Sgd.) (Illegible) Francisco J. Rangel Gómez. (Sgd.) (Illegible) Marc J. Oppenheimer.

The undersigned Notary Public does hereby certify that he saw By-Laws No.1, By-laws referred to, in general, to the performance of the businesses and affairs of CRYSTALLEX INTERNATIONAL CORPORATION, dated 01-23-1998.

THE NOTARY PUBLIC. Dr. Pedro E. Alfaro M. Fourth Notary Public of Puerto Ordaz.

(There is a linear seal that reads: ‘Attorney Firely C. Navarro. I.P.S.A. No. 11121. VPC Legal Affairs’ and there is an illegible signature on the same. There is a linear seal that reads: ‘Fourth Notary Public’s Office of Puerto Ordaz. Form No. 38890. Fees: n/e. Execution: 09-17-02’. There are several round seals that read: ‘Bolivarian Republic of Venezuela. Ministry of the Interior and Justice. Fourth Notary Public’s Office. Autonomous Municipality of Caroni. Pto Ordaz’, with the Coat of Arms of the Bolivarian Republic of Venezuela in the center. There are initials on the pages).”

The foregoing is a true and exact translation of the attached document written in Spanish, rendered upon the request from an interested party, IN WITNESS WHEREOF, I affix my signature and stamp my official seal in Caracas, on this eighteenth day in the month of January, year Two Thousand and Five.

Back to Contents

Decree N° 1.757	April 29, 2002

HUGO CHAVEZ FRIAS
President of the Republic

In compliance of article 23 of the Decree with Rank and Force of Law of Mines, in Council of Ministers in Government.

WHEREAS

It is a priority for the Republic, the reactivation of the mining activity to the effects of increasing its contribution to the National Product and to the generation of employment,

WHEREAS

That the Activities of Mining are of relevant importance for the Region of Guayana,

WHEREAS

That the deposits located in the area of the expired and extinguished gold concessions Cristina 4, Cristina 5, Cristina 6 y Cristina 7, constitute an important reservoir of this mineral,

DECREES

Article 1°. Shall be reserved to the National Executive, through the Ministry of Energy and Mines, the direct exercise of the exploration and exploitation of the gold mineral located at the deposit in the area of the expired and extinguished concessions of gold Cristina 4, Cristina 5, Cristina 6 and Cristina 7, located in the Municipality of Sifontes of the State of Bolivar.

Article 2°. The area denominated Cristina 4 has a total surface of approximately ONE THOUSAND HECTARES (1000 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa and Datum Sirgas-Regven
Datum La Canoa.

Datum La Canoa	Datum Sirgas-Regven

Back to Contents

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	683,208.00	666,284.00	682,850.76	666,093.52
BOT – 2	685,208.00	666,284.00	684,850.76	666,093.52
BOT – 3	685,208.00	671,284.00	684,850.76	671,093.50
BOT – 4	683,208.00	671,284.00	682,850.78	671,093.50

Article 3°. The area denominated Cristina 5 has an approximated total surface of NINE HUNDRED THIRTY NINE WITH FOUR HECTARES (939,4 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa. And Datum Sirgas-Regven

Datum La Canoa Datum	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	685,208.00	671,284.00	684,850.77	671,093.50
BOT – 2	685,208.00	668,340.00	684,850.77	668,149.50
BOT – 3	687,070.00	668,340.00	686,712.76	668,149.50
BOT – 4	687,070.00	673,340.00	686,712.78	673,149.49
BOT – 5	685,208.00	673,340.00	684,850.77	673,149.49

Article 4°. The area denominated Cristina 6 has an approximated total surface of NINE HUNDRED FORTY FOUR AND TWO HECTARES (944,02 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa. And Datum Sirgas-Regven

Datum La Canova	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	685,208.00	668,340.00	684,850.77	668,149.50
BOT – 2	685,208.00	663,340.00	684,850.75	663,149.52
BOT – 3	687,070.00	663,340.00	686,712.74	663,149.52
BOT – 4	687,070.00	668,340.00	686,712.76	668,149.50

Article 5°. The area denominated Cristina 7 has an approximated total surface of ONE THOUSAND TWO HECTARES (1002 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa and Datum Sirgas-Regven.

Back to Contents

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	887,070.00	563,340.00	686,712.74	663,149.52
BOT – 2	689,070.00	663,340.00	688,712.73	663,149.51
BOT – 3	689,070.00	668,340.00	688,712.75	668,149.50
BOT – 4	687,070.00	668,340.00	686,712.73	668,149.50

Article 6°. In exercise of the right of exploration and exploitation referred in Article 1 of this Decree, the Minister of Energy and Mines has the faculty to contract with the Corporación Venezolana de Guayana or with any other entity of the exclusive property of the Republic, the activities required to carry out said exploration and exploitation, in the technical and economical terms more convenient for the rational exploitation of the mentioned deposits.

Article 7°. The present Decree will enter in force and effect from its publication in the Official Gazette of the Bolivarian Republic of Venezuela.

Article 8°. The Secretaries of Energy and Mines and of the Secretary of the Presidency of the Republic are in charge of the execution of this Decree.

In Caracas, April 20, 2002. Year 192° of the Independency and 143° of the Federation.

Be Executed.

HUGO CHAVEZ FRIAS

Back to Contents

Bolivarian Republic of Venezuela
Ministry of Energy and Mines
Office of the Minister

The Bolivarian Republic of Venezuela, through the Ministry of Energy and Mines, represented in this act by its Minister, Dr. Alvaro Silva Calderón, a Venezuelan, of legal age, of this domicile, and bearer of Identity Card V-928.729, authorized by designation conferred through Decree No. 1.153, dated December 28, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.108 dated December 28, 2000, hereinafter referred to as “THE MINISTRY”, on the one hand; and on the other, the Corporación Venezolana de Guayana, an Autonomous Institute assigned to the Ministry of the Secretary of the Presidency, created by Decree No. 430, dated December 29, 1960, published in Official Gazette of the Republic of Venezuela No. 26.445, dated December 30, 1960, amended by Decree No. 1.531 with the Force of Law of Partial Amendment to the Organic Statute of Development of Guayana, dated November 7, 2001, published in Official Gazette of the Bolivarian Republic of Venezuela No. 5.553, Extraordinary, dated November 12, 2001, represented in this act by its President, Major General (Army), Francisco José Rangel Gómez, a Venezuelan, of legal age, domiciled in Ciudad Bolívar, bearer of Identity Card No. V-2.520.281, which designation is evidenced from Decree No. 1.034, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.054, dated October 10, 2000, and in accordance with the provision of article 36 and number 10 of article 37 of the aforesaid Decree-Law No. 1.531, hereinafter referred to as “THE CORPORATION”, have agreed, in accordance with number 8 of article 4 of the above-mentioned Decree No. 1.531 dated November 7, 2001, to enter into this Contract in the terms and conditions specified in the following clauses:

FIRST: “THE MINISTRY” authorizes “THE CORPORATION” for the execution of the works of exploration, exploitation, and sale of the gold mineral that is in the deposits located in the areas of the concessions called Cristina 4, Cristina 5, Cristina 6 and Cristina 7, in the Municipality of Sifontes of the State of Bolivar, all in accordance with the plans attached hereto as Annex “A” that are an integral part hereof. Likewise, it authorizes “THE CORPORATION” for the use of the property committed to said concessions that was transferred to the Republic according to Resolution No. 035, dated March 6, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.400, dated March 08, 2002, and Minutes dated May 10, 2002.

Back to Contents

The area and coordinates of said concessions are the following:

a.       The area called Cristina 4 has an approximate total area of ONE THOUSAND HECTARES (1,000 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	683,208.00	666,284.40	682,850.76	666,093.52
BOT – 2	685,208.00	666,284.00	684,850.76	666,093.52
BOT – 3	685,208.00	671,284.00	684,850.76	671,093.50
BOT – 4	683,208.00	671,284.00	682,850.78	671,093.50

b.       The area called Cristina 5 has an approximate total area of NINE HUNDRED THIRTY-NINE HECTARES AND FOUR ARES (939.4 Ha), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven

Datum La Canoa	Datum Sirgas-Regven

Back to Contents

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	685,208.00	671,284.00	684,850.77	671,093.50
BOT – 2	685,208.00	668,340.00	684,850.77	668,149.50
BOT – 3	687,070.00	668,340.00	686,712.76	668,149.50
BOT – 4	687,070.00	673,340.00	686,712.78	673,149.49
BOT – 5	685,208.00	673,340.00	684,850.77	673,149.49

c.       The area called Cristina 6 has an approximate total area of NINE HUNDRED FORTY-FOUR HECTARES AND TWO ARES (944.2 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	685,208.00	668,340.00	684,850.77	668,149.50
BOT – 2	685,208.00	663,340.00	684,850.75	663,149.52
BOT – 3	687,070.00	663,340.00	686,712.74	663,149.52
BOT – 4	687,070.00	668,340.00	686,712.76	668,149.50

d.       The area called Cristina 7 has an approximate total area of ONE THOUSAND TWO HECTARES (1,002 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven.

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	687,070.00	663,340.00	686,712.74	663,149.52
BOT – 2	689,070.00	663,340.00	688,712.73	663,149.51
BOT – 3	689,070.00	668,340.00	688,712.75	668,149.49
BOT – 4	687,070.00	668,340.00	686,712.73	668,149.50

Back to Contents

SECOND: For purposes of an adequate performance of this Contract, “THE CORPORATION” may enter into operation agreements with third parties, after informing the Ministry of Energy and Mines in writing within a period of time not shorter than ten (10) business days.

THIRD: “THE CORPORATION” covenants that the exploitation of the gold mineral shall be made in accordance with the best mining techniques in order to achieve an optimal recovery of the resource, making efforts to conserve the deposit and preserve the environment. For the execution of the exploitation works, “THE CORPORATION” shall adjust to the provisions established in the plans of exploration, exploitation and other activities to that end made by it, which plans must be previously approved by the THE MINISTRY and other entities related to the matter.

For purposes of this Clause, compliance with the provisions in force regarding environmental conservation, defense, and improvement, specially those referred to the control of environmental impact of mining activities and the correction, recovery, and improvement of the affected areas, shall be of the exclusive responsibility of “THE CORPORATION”.

FOURTH: “THE CORPORATION’s failure to comply with the plans prescribed in Clause THIRD shall be a cause for rescission of this Contract.

FIFTH: Of the gross income generated by the exploitation and sale of the gold mineral, THE CORPORATION binds itself to deliver on a quarterly basis to the National Treasury (Fisco Nacional) three percent (3%) of the commercial value in Caracas of the mineral sold.

SIXTH: THE CORPORATION shall deduct from the gross income generated by the exploitation and sale of the gold mineral all the expenses accrued or paid, as the case may be, which are normal and necessary, made in the country with the purpose of producing the benefits, such as: salaries and wages, interest of principal received from loans and invested in production; taxes paid by reason of economic activities or of property that generates income, indemnification corresponding to the workers by virtue of the work, determined according to the Law or to employment contracts, a reasonable amount to meet the depreciation of permanent assets and the amortization of the cost of other elements invested in production; the expenses of administration and conservation of real property given in lease, the expenses of ordinary repairs of property intended for production, and research and development expenses, among others. From the result obtained, THE CORPORATION binds itself to deliver to the National Treasury (Fisco Nacional) an amount of thirty-four percent (34%).

Back to Contents

SEVENTH: If THE CORPORATION executes the exploitation o£ the deposits referred to in this Contract by itself, Clause SIXTH hereof shall not be applied.

EIGHTH: THE CORPORATION, in addition to observing the Decree with the Status and Force of Law of Mines dated September 5, 1999, published in Official Gazette of the Republic of Venezuela No. 5.382, Extraordinary, dated September 28, 1999, to the extent possible, must provide the officials of the Ministry of Energy and Mines with the information required and the facilities that its employees may require for a better performance of their functions.

NINTH: “THE CORPORATION” must begin the works of exploitation of the gold mineral of the deposits of concessions Cristina 4, Cristina 5, Cristina 6, and Cristina 7, within two (2) years after the date when this Contract is entered into. Failure to perform this obligation, as well as the interruption of the exploitation for a period of two (2) years, shall be a cause for rescission of this Contract.

TENTH: THE CORPORATION binds itself to use preferably Venezuelan workers and employees and, if possible, of the region. To that end, it shall establish, to the extent possible, personnel training programs. Likewise, it shall give preference to regional companies for the purchase of goods, materials, equipment or machinery, specialized services, and execution of infrastructure works and various supporting tasks, always provided that both the personnel and the companies are qualified therefor.

Back to Contents

ELEVENTH: Failure to perform or delay in performance of any of the obligations of this Contract shall not be considered as non-performance, violation or breach of the same, if such failure or delay is due to act of God or force majeure. Labor conflicts, strikes, any order or requirement from a legitimate authority, explosions, wars and blockades, sabotages, mutinies, fire, floods, lightning, or other acts of nature shall be considered as such, provided that at the time of occurrence of such events the affected Party exercises due care and diligence to reasonably control, avoid, or prevent the event and its damaging consequences. Either Party, as soon as possible, shall notify the other Party in writing the cause for the failure to perform any of its obligations due to force majeure, and shall resume performance, if such were the case, within a reasonable period of time after the force majeure that gave rise to the failure to perform has disappeared. But in no case and for no cause shall the duration of this Contract be extended beyond the period of time established in Clause Thirteenth.

TWELFTH: The doubts and controversies of any nature whatsoever that may arise by reason of the performance of this Contract and which cannot be amicably settled by the Parties shall be decided by the competent courts of the Bolivarian Republic of Venezuela, in accordance with its laws, and for no reason or cause shall they give rise to foreign claims.

THIRTEENTH: This Contract shall be in effect from the date of its execution for up to a period of twenty (20) years, extendable for two (2) periods of ten (10) years each, with the prior written agreement of the Parties.

FOURTEENTH: For purposes of this Contract, its effects and consequences, the city of Caracas is chosen as special domicile, and the Parties declare to submit themselves to the jurisdiction of the competent Courts of said city. This Contract is made in three (3) counterparts with the same content and effects. In Caracas, on the 16th day of the month of May of 2002.

(Sgd.) (Illegible)	(Sgd.) (Illegible)

By the Ministry of	By the Corporación
Energy and Mines	Venezolana de Guayana

Back to Contents

7

BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE. SECOND NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ. AUTONOMOUS MUNICIPALITY OF CARONI OF THE STATE OF BOLIVAR, Puerto Ordaz. June 13, 2002. 192° and 143°. The foregoing document, drawn up by lawyer Firely C. Navarro A., duly registered in the Bar Association under Diploma No. (blank), in Association (Blank) and registered in the Inpeabogado under No. 11.121, Legal Fee Form No. 175528, dated 06-13-2002 was paid, under the Law on Legal Fees currently in force, only with respect to the signature of FRANCISCO JOSE RANGEL GOMEZ, of legal age, domiciled in Ciudad Guayana, a Venezuelan, married, bearer of Identity Card No. 2.520.281. The document having read, the executing party stated: “Its content is true and mine the signature that appears at the bottom of the instrument.” The Notary, by virtue whereof, certifies this document and the copies with original signatures that will form the Principal Volume and the Duplicate, the document being registered under No. 08, Volume 82 of the Authentication Books. Witnesses were María de Lanser and Noravis Alcalá, bearers of Identity Cards Nos. 6.022.083 and 9.903.288, officers of this Notary’s Office designated for this act. The Notary Public certifies that he saw: 1) One counterpart of Official Gazette of the Republic of Venezuela No. 26.445 dated November 30, 1960. 2) One counterpart of Official Gazette of the Bolivarian Republic of Vnezuela No. 5.553 (Extraordinary) dated November 12, 2001 and 3) One counterpart of Official Gazette of the Republic of Venezuela No. 37.054 dated

Back to Contents

8

BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE. Dr. YOLANDA MENDOZA F. PROVISIONAL FIRST NOTARY PUBLIC OF THE AUTONOMOUS MUNICIPALITY OF BARUTA OF THE STATE OF MIRANDA. June 19, 2002. 192° and 143°. The foregoing document, drawn up by lawyer Firely C. Navarro A., registered in the Inpreabogado under No. 11.121, was presented to be authenticated and returned as per Form No. 99.486, dated 06-17-2002. The executing party being present, he stated that his name was Alvaro Silva Calderón, of legal age, domiciled in Caracas, a Venezuelan, married, bearer of Identity Card No. 928.729. The document having read and compared with its photocopies and the photocopies and the original having been signed, he stated: “Its content is true and mine the signature that appears at the bottom of the instrument.” The Notary, by virtue whereof, declares it authenticated in the presence of witnesses Cristobal Bravo and Jaime Andreu bearers of Identity Cards Nos. 12.357.090 and 14.157.533, the document being recorded under No. 28, Volume 40, of the Authentication Books kept by this Notary Public’s Office. The undersigned Notary certifies that she saw Decree No. 1.153 dated December 28, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.108, dated December 28, 2000. Likewise, the undersigned Notary certifies that the Notary’s Office was convened at TORRE OESTE, PISO 14, PARQUE CENTRAL, today at 7:00 p.m. upon the request from an interested party. Officer authorized for this act: Virgilio Suares, Identiy Card No. 2.070.097. Signature: (Sgd.) (Illegiblle). The Provisional Notary Public. (Sgd.) (Illegiblle). Dra. Yolanda Espinoza Foucault. Provisional First Notary Public of the Municipality of Baruta, Miranda State. Witnesses (Sgd.) (Illegiblle). (Sgd.) (Illegiblle). The Executing Party (Sgd.) (Illegiblle).

Back to Contents

SCHEDULE “E”
AUDIT COMMITTEE CHARTER

1.	General

(1)	The board of directors (Board) of Crystallex International Corporation (Corporation) has established the Audit Committee (Committee) to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to the accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

(2)	The composition, responsibilities and authority of the Committee are set out in this Charter.

(3)	This Charter and the by-laws of the Corporation and such other procedures, not inconsistent therewith, as the Committee may adopt from time to time, shall govern the meetings and procedures of the Committee.

2.      Composition

(1)	The Committee shall be composed of at least three directors of the Corporation (Members):

(a)	all of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors of the Corporation);

(b)	all of whom are financially literate (i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation); and

(c)	at least one of whom is financially sophisticated (i.e., has past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that results in his/her financial sophistication).

(2)	Members shall be appointed by the Board and shall serve until they resign, cease to be a Director or are removed or replaced by the Board.

(3)	The Board shall designate one of the Members as chair of the Committee (Chair).

(4)	The Secretary of the Corporation shall be secretary of the Committee (Secretary).

3.      Responsibilities

     The Committee shall assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

     The Committee shall have the responsibilities set out below.

3.1      Managing, on behalf of the Shareholders of the Corporation, the Relationship between the Corporation and its External Auditors

     The Committee shall be responsible for managing, on behalf of the shareholders of the Corporation, the relationship between the Corporation and its external auditors, including:

(a)	appointing the external auditors, subject to shareholder approval;

(b)	setting the compensation of the external auditors;

(c)	overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors with respect to financial reporting;

Back to Contents

(d)	pre-approving all audit services and permitted non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors;

(e)	having the external auditors report to the Committee in a timely manner with respect to all required matters, including those set out in paragraph 3.2;

(f)	reviewing and approving the hiring policies of the Corporation with respect to present and former partners and employees of the current and former external auditors;

(g)	overseeing the rotation of the audit partner having primary responsibility for the external audit of the Corporation, the audit partner responsible for reviewing the external audit and the external auditors at such intervals as may be required;

(h)	overseeing any change in the external auditors, including the notice of change of auditors required under applicable laws; and

(i)	reviewing and assessing the performance, independence and objectivity of the external auditors.

3.2      Overseeing the External Audit

     The Committee shall be responsible for overseeing the external audit of the Corporation, including:

(a)	reviewing and approving the engagement letter and the audit plan, including financial risk areas identified by the external auditors and management, and facilitating coordination where more than one audit firm is involved;

(b)	reviewing and assessing the accounting and reporting practices and principles used by the Corporation in preparing its financial statements, including:

(1)	all significant accounting policies and practices used, including any changes from preceding years and any proposed changes for future years;

(2)	all significant financial reporting issues, estimates and judgments made;

(3)	all alternative treatments of financial information discussed by the external auditors and management, the results of such discussions and the treatments preferred by the external auditors;

(4)	any material issues identified by the external auditors with respect to the adequacy of the internal financial control structure and any special audit steps adopted in light of material deficiencies or weaknesses;

(5)	the effect of regulatory and accounting initiatives and off-balance sheet transactions or structures on the financial statements;

(6)	any errors or omissions in, and any required restatement of, the financial statements for preceding years;

(7)	all significant tax issues;

(8)	the reporting of all material contingent liabilities and related party transactions; and

(9)	any material written communications between the external auditors and management;

(c)	reviewing and assessing the results of the external audit and the external auditors’ opinion on the financial statements, including:

(1)	the scope and quality of the external and internal audit work performed;

(2)	the resources required to carry out the audit work performed;

(3)	the cooperation and any lack of cooperation received by the external auditors from employees of the Corporation; and

Back to Contents

(4)	the contents of the audit report;

(d)	reviewing and discussing with the external auditors and management any management or internal control letters issued or proposed to be issued by the external auditors;

(e)	reviewing and discussing with the external auditors any problems or difficulties encountered by them in the course of their audit work and management’s response (including any restrictions on the scope of activities or access to requested information and any significant disagreements with management); and

(f)	reviewing and discussing with legal counsel and other advisors matters that may have a material impact on the financial statements, operations, assets or compliance policies of the Corporation and any material reports or enquiries received by the Corporation and its subsidiary entities from regulators or government agencies.

3.3      Reviewing and Approving and Recommending to the Board for Approval the Financial Statements, MD&A and Interim Reports
            of the Corporation

     The Committee shall review and approve, and where required recommend to the Board for approval, the financial statements, management’s discussion and analysis of financial condition and results of operations (MD&A) and interim financial reports of the Corporation and other public disclosure of financial information extracted from the financial statements of the Corporation with particular focus on:

(a)	the quality and appropriateness of accounting and reporting practices and principles and any changes thereto;

(b)	major estimates or judgments, including alternative treatments of financial information discussed by management and the external auditors, the results of such discussions and the treatments preferred by the external auditors;

(c)	material financial risks;

(d)	material transactions;

(e)	material adjustments;

(f)	compliance with loan agreements;

(g)	material off-balance sheet transactions and structures;

(h)	related party transactions;

(i)	compliance with accounting standards;

(j)	compliance with legal and regulatory requirements; and

(k)	disagreements with management.

3.4      Overseeing Internal Financial Control Structure and Financial Risk Management Systems

     The Committee shall be responsible for overseeing the internal financial control structure and financial risk management systems of the Corporation, including:

(a)	reviewing and discussing with management and the external auditors the quality and adequacy of the internal control over financial reporting structure of the Corporation including any material deficiencies or weakness and the steps taken by management to rectify these deficiencies or weaknesses;

(b)	reviewing and discussing with management and the external auditors the quality and adequacy of the financial risk management systems of the Corporation including the major financial risk exposures of the Corporation and the steps taken by management to monitor and control these exposures;

(c)	reviewing and discussing with management and the external auditors the establishment of and compliance with the Code of Business Conduct and Ethics of the Corporation; and

Back to Contents

(d)	reviewing and discussing with the Chief Executive Officer and the Chief Financial Officer of the Corporation the procedures undertaken by them in connection with the certifications required to be given by them in connection with annual and other filings required to be made by the Corporation under applicable securities laws.

3.5      Establish and Review Certain Procedures

     The Committee shall establish adequate procedures, or require that adequate procedures are established, with respect to the following and shall annually assess the adequacy of these procedures:

(a)	the review of the public disclosure of financial information extracted from the financial statements of the Corporation;

(b)	the receipt, retention and treatment of complaints received by the Corporation with respect to accounting, internal accounting controls or auditing matters; and

(c)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

3.6      Other

     The Committee shall:

(a)	in cooperation with the Board and management, develop a calendar of activities and a meeting schedule for each year;

(b)	review the operating and capital budgets of the Corporation;

(c)	annually and more frequently if appropriate, review the funding and administration of the employee benefit plans of the Corporation; and

(d)	review and discuss with management and the external auditors any material difficulties or problems with regulatory or government agencies with respect to financial matters and management’s response thereto.

3.7      Matters for which the Audit Committee is not Responsible

     The Committee is not responsible for those matters which are the responsibility of management or the external auditors including:

(a)	planning and conducting the external audit;

(b)	ensuring that the financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles;

(c)	ensuring that the financial statements of the Corporation and the other financial information of the Corporation contained in regulatory filings and other public disclosure of the Corporation fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation;

(d)	ensuring the adequacy of the internal control over financial reporting structure and the financial risk management systems of the Corporation; and

(e)	ensuring compliance with applicable laws and regulations or the Code of Business Conduct and Ethics of the Corporation.

4.      Authority

(1)	The Committee is authorized to carry out its responsibilities as set out in this Charter and to make recommendations to the Board arising therefrom.

Back to Contents

(2)	The Committee may delegate to the Chair and to the Chief Financial Officer of the Corporation (CFO) the authority, within specified limits, to authorize in advance all engagements of the external auditors to provide pre-approved services to the Corporation and its subsidiary entities. The Chair and the CFO shall report all engagements authorized by them to the Committee at its next meeting.

(3)	The Committee shall have direct and unrestricted access to the external auditors, officers and employees and information and records of the Corporation.

(4)	The Committee is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisors if it considers this appropriate.

(5)	The Committee is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.

(6)	The external auditors shall have direct and unrestricted access to the Committee and shall report directly to the Committee.

(7)	The Corporation shall pay directly or reimburse the Committee for the expenses incurred by the Committee in carrying out its responsibilities.

5.      Meetings and Proceedings

(1)	The Committee shall meet at least five times each year and not less frequently than once each calendar quarter.

(2)	Any Member or the Secretary may call a meeting of the Committee. The external auditors or the CFO may ask a Member to call a meeting of the Committee.

(3)	The Chair is responsible for the agenda of each meeting of the Committee, including input from the officers and employees of the Corporation, the external auditors, other Members and other directors of the Corporation as appropriate. Meetings will include presentations by management or professional advisors and consultants when appropriate and allow sufficient time to permit a full and open discussion of agenda items.

(4)	Unless waived by all Members, a notice of each meeting of the Committee confirming the date, time, place and agenda of the meeting, together with any supporting materials, shall be forwarded to each Member at least three days before the date of the meeting.

(5)	The quorum for each meeting of the Committee is two Members. In the absence of the Chair, the other Members may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

(6)	The Chair or his delegate shall report to the Board following each meeting of the Committee.

(7)	The Secretary or his delegate shall keep minutes of all meetings of the Committee, including all resolutions passed by the Committee. Minutes of all meetings shall be distributed to the Members and the other directors of the Corporation after preliminary approval thereof by the Chair.

(8)	An individual who is not a Member may be invited to attend a meeting of the Committee for all or part of the meeting. The Chair of the Board, the President and Chief Executive Officer of the Corporation, the CFO and the engagement partners at the external auditors have a standing invitation to attend all meetings of the Committee except those meetings or parts of meetings where the Committee meets alone or in private session with management, the external auditors or professional advisors and consultants.

(9)	The Committee shall meet regularly alone and in private sessions with management and the external auditors to facilitate full communication.

6.      Self Assessment

(1)	The Committee and the Board shall annually assess the effectiveness of the Committee with a view to ensuring that the performance of the Committee accords with best practices.

(2)	The Committee and the Board shall annually review and update this Charter as required.

Back to Contents

SCHEDULE “F”
POLICY ON INDEPENDENCE OF DIRECTORS

1.	Background

     The board of directors (Board) of Crystallex International Corporation (Corporation) has developed this Policy after consideration of recent changes in the corporate governance requirements in Canada and the United States relating to the independence of directors applicable to the Corporation.

     Certain of these requirements require that a majority of the directors of the Corporation (Directors), and all the Directors on the audit, compensation and nominating committees of the Board, are independent.

2.	Purpose

     The purposes of this Policy are:

(a)	to set out the test that the Board will use to determine whether a Director is independent;

(b)	to identify the criteria that the Board will use to assess whether a Director is independent; and

(c)	to describe the disclosure that the Board will provide to the shareholders of the Corporation with respect to its determination of the independence of Directors.

3.	Test of Independence

     The test that will be used by the Board to determine whether a Director is independent is:

Independent of management or any other direct or indirect material business or other relationship with the Corporation and its subsidiaries and any other entity that is consolidated with the Corporation’s financial statements (Crystallex Group) that could interfere with the exercise of independent judgment by the Director or the ability of the Director to act in the best interests of the Corporation.

4.	Assessment Process

     Each Director will provide the Board with information sufficient to enable the Board to assess whether the Director is independent, including information with respect to the criteria set out below.

     The Board will assess whether a Director is independent annually and whenever new information is provided to the Board. The Board will consider all relevant information in assessing whether a Director is independent.

     Generally, a Director will be considered to be independent if he/she satisfies all the criteria set out below. A Director may, however, be considered to be independent even though he/she does not satisfy one or more of the criteria set out below. For example, the director independence criteria set out below are in some cases more restrictive than those prescribed under requirements applicable to the Corporation (Prescribed Requirements). Also, the Prescribed Requirements for qualification for membership on an audit committee are more restrictive than those for qualification for membership on a compensation or nominating committee or a board of directors generally. If a Director satisfies the Prescribed Requirements, the Board may, in certain circumstances, determine that a Director is independent.

5.	Criteria used to Assess Independence

     The criteria that the Board will use in assessing whether a Director is independent are set out below. Defined terms used in connection with one of the criteria apply to all of the criteria.

(1)	Is not an officer or employee – neither the Director nor an immediate family member of the Director is, or within the last three years has been, an officer or employee of a member of the Crystallex Group.

An immediate family member of an individual is the individual’s spouse, parent, child, sibling, mother-in-law, father-in-law, sister-in-law, brother-in-law, daughter-in-law, son-in-law and anyone, other than an employee, who resides in the individual’s home.

Back to Contents

An officer of an entity includes an individual who performs a policy making function in respect of the entity or who makes, or participates in making, decisions that affect all or a substantial part of the business of the entity, whether or not the individual is employed by the entity and whether or not the individual does so directly or through another entity.

A Director may be considered to be independent if an immediate family member of the Director is only an employee of a member of the Crystallex Group.

(2)	Is not a substantial shareholder – the Director is not a substantial shareholder of a member of the Crystallex Group or affiliated with a substantial shareholder of a member of the Crystallex Group.

A substantial shareholder of an entity is a person who beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the voting interests of the entity.

An individual is affiliated with an entity if the individual is a director, officer, employee, principal, partner or managing director of, or occupies a similar position with, the entity or is a substantial shareholder of the entity.

A Director who is a director of a substantial shareholder of a member of the Crystallex Group may be considered to be independent if the Director is independent of the substantial shareholder.

(3)	Has no material contractual relationship – the Director does not have any material contractual relationship with a member of the Crystallex Group other than as a Director.

The test of whether a contractual relationship is material will be based on all the circumstances relevant to the Director.

(4)	Does not receive consulting or other advisory fees or payments – neither the Director nor an immediate family member or related entity of the Director receives, or within the last three years has received, consulting or other advisory fees or payments from the Crystallex Group that in any year exceed the lesser of C$75,000 and the Canadian dollar equivalent of US$60,000, other than compensation for Board services, payments arising from investments in securities of the Corporation or, in the case of an immediate family member who is not an officer of a member of the Crystallex Group, compensation for services as an employee of a member of the Crystallex Group.

An entity is a related entity of a Director if the Director or an immediate family member of the Director is a director, officer, employee, principal, partner or managing director of, or occupies a similar position with, the entity or is a substantial shareholder of the entity.

(5)	Does not receive incentive compensation – the Director does not participate in any share based incentive scheme or performance related pay scheme of the Crystallex Group.

This criterion does not preclude the payment of all or part of a Director’s compensation for Board services in the form of shares or options to receive shares of the Corporation.

(6)	Is not a professional consultant or advisor – neither the Director nor an immediate family member of the Director is, or within the last three years has been, an auditor or other professional consultant or advisor to a member of the Crystallex Group or affiliated with an auditor or other professional consultant or advisor to a member of the Crystallex Group.

A professional consultant or advisor includes an entity that provides accounting, actuarial, consulting, legal, investment banking or financial advisory services.

A Director may be considered to be independent if an immediate family member of the Director is only an employee of an auditor or other professional consultant or advisor to a member of the Crystallex Group and does not participate in a material way in the provision of services to the member of the Crystallex Group by the auditor or other professional consultant or advisor.

(7)	Is not a material supplier or customer – neither the Director nor an immediate family member of the Director is, or within the last three years has been, a material supplier or customer of the Crystallex Group or affiliated with a material supplier or customer of the Crystallex Group.

A material supplier or customer of the Crystallex Group is a person to which the Crystallex Group made or from which Crystallex Group received payments (other than payments arising from investments in securities of the Corporation) in any year that exceed the greater of 5% of the consolidated gross revenues of the person for the year and the Canadian dollar equivalent of US$200,000.

Back to Contents

(8)	Has no board remuneration committee connection – neither the Director nor an immediate family member of the Director is, or within the last three years has been, an officer of any entity, the compensation committee of which includes, or within the last three years included, an officer of the Corporation.

(9)	Has no other material business relationship – neither the Director nor an immediate family member or related entity of the Director has, or within the last three years has had, directly or indirectly, any other material business relationship with the Crystallex Group.

The test of whether a business relationship is material will be based on the circumstances relevant to the Director.

(10)	Has no significant links with other Directors – the Director does not hold cross-directorships or have any significant links with any other Director (e.g., through involvement in other entities) that would materially interfere with the exercise of independent judgment by the Director or the ability of the Director to act in the best interests of the Crystallex Group.

(11)	Has not served too long – the Director has not served on the Board for a period that could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the Crystallex Group.

(12)	Is independent in character and judgment – the Director is independent in character and judgment.

6.	Disclosure

     The Board will provide to the shareholders of the Corporation annually disclosure with respect to its determination of the independence of the Directors, including:

(a)	identifying which Directors are and are not independent and the basis of the determination of independence;

(b)	explaining any determination of independence of a Director who does not satisfy all the criteria set out above; and

(c)	describing all the material relationships of each Director with the Crystallex Group (whether or not falling within the criteria set out above), including relationships which the Board believes do not affect independence but which the Board believes could be perceived as interfering with the exercise of independent judgement by the Director or the ability of the Director to act in the best interests of the Crystallex Group.

The Board will provide to the shareholders of the Corporation as soon as practicable disclosure with respect to any change in its determination of the independence of a Director.